The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on May 12, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

NewLake Capital Partners, Inc.

(Exact name of registrant as specified in its governing instruments)

27 Pine Street

Suite 50

New Canaan, CT 06840

203-594-1402

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

David Weinstein

Chief Executive Officer

27 Pine Street

Suite 50

New Canaan, CT 06840

203-594-1402

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert K. Smith, Esq.	Curt P. Creely, Esq.
James V. Davidson, Esq.	Carolyn T. Long, Esq.
Hunton Andrews Kurth LLP	Foley & Lardner LLP
2200 Pennsylvania Ave NW	100 N. Tampa Street, Suite 2700
Washington, DC 20037	Tampa, FL 33602
(202) 955-1500	(813) 229-2300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated May 12, 2021

PROSPECTUS

Shares

NewLake Capital Partners, Inc.

Common Stock

NewLake Capital Partners, Inc., a Maryland corporation, is an internally-managed real estate investment trust for federal income tax purposes (“REIT”) that provides real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. As of March 31, 2021, we owned a portfolio of 24 industrial properties and dispensaries utilized in the cannabis industry that were leased to single tenants on a triple-net basis.

This is our initial public offering. We are offering          shares of our common stock. All of the shares of common stock offered by this prospectus are being sold by us.

We expect the initial public offering price of our common stock to be between $         and $         per share. Currently, no public market exists for our common stock. We intend to apply to trade our common stock on the OTCQX® Best Market operated by OTC Markets Group, Inc. (the “OTCQX”) under the symbol “    .”

We elected to be taxed as a REIT commencing with our short taxable year ended December 31, 2019. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter generally prohibits any person from actually, beneficially or constructively owning more than 7.5% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or of the outstanding shares of any class or series of our preferred stock or more than 7.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our stock. See “Description of Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

We have retained Ladenburg Thalmann & Co. Inc. and Compass Point Trading Research & Trading LLC as placement agents for this transaction. The placement agents are not purchasing or selling any of our securities offered by this prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of securities; however, the placement agents have agreed to use their reasonable best efforts to arrange for the sale of all of our securities offered hereby. There is no required minimum number of securities that must be sold as a condition to completion of the offering. We have agreed to pay the placement agent the placement agent fees set forth in the table below.

	Per Share	Total
Public offering price	$	$
Placement agent fees(1)	$	$
Proceeds, before expenses, to us	$	$

(1)

We have also agreed to reimburse the placement agents for certain of their legal fees and expenses in connection with this offering. For additional information about the compensation paid to the placement agents, see “Plan of Distribution” on page 177.

We expect that delivery of shares being offered pursuant to this prospectus will be made on or about         . Pursuant to an escrow agreement among us, the placement agents and an escrow agent, some or all of the funds received in payment for the shares sold in this offering will be wired to a non-interest bearing escrow account and held until we and the placement agents notify the escrow agent that this offering has closed, indicating the date on which the shares are to be delivered to the purchasers and the proceeds are to be delivered to us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about             , 2021.

Ladenburg Thalmann	Compass Point

The date of this prospectus is             , 2021.

You should rely only on the information contained in this document. We have not, and the placement agents have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the placement agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), results of operations and prospects may have changed since those dates.

i

TRADEMARKS

All brand and trade names, logos or trademarks contained, or referred to, in this registration statement are the property of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, the offering of any of our securities by any of our tenants.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as the financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus is as of March 31, 2021 and assumes that our common stock to be sold in this offering is sold to the public at $                per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Our Company

We are an internally-managed Maryland corporation and a leading provider of real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT.

Our tenants operate in the fast-growing cannabis industry. We supply necessary real estate capital primarily to companies that cultivate, produce and/or dispense cannabis. We believe we fill a need in an underserved market that has been created by, among other factors, the misalignment of federal and state legislation regarding cannabis. Moreover, we believe the banking industry’s general reluctance to finance owners of cannabis-related facilities, coupled with the owners’ need for capital to fund the growth of their operations, should result in significant opportunities for us to acquire industrial properties and dispensaries that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

On March 17, 2021, we completed the acquisition of a separate company that owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry (see “The Merger” below). As of March 31, 2021, we owned a geographically diversified portfolio consisting of 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities. As of the date of this prospectus, we have aggregate unfunded commitments to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Our letter of intent sets forth only general terms, which are subject to further negotiation and modification and neither we nor any potential seller has any obligation to negotiate further or pursue a transaction pursuant to any letter of intent.

As of the date of this prospectus, we had no debt and our portfolio had an average yield on invested capital (generally, defined as our annualized                2021 monthly rental revenue divided by the amount of our total investment, which we define as the contractual purchase price plus funded tenant improvements) of                %. As of March 31, 2021, our properties had a weighted average remaining lease term of 14.3 years. Our tenants include affiliates of what we believe to be some of the leading and most well-capitalized companies in the industry, such as Curaleaf Holdings Inc. (“Curaleaf”), Cresco Labs, Inc. (“Cresco Labs”), Trulieve Cannabis Corp. (“Trulieve”) and Columbia Care, Inc. (“Columbia Care”). All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

We intend to target regulated state-licensed cannabis properties, particularly those in limited-license jurisdictions (which we define generally as jurisdictions where the number of licenses granted to cannabis operators are limited and requires a rigorous approval process). Furthermore, our focus is on those properties owned or operated by experienced state-licensed cannabis companies, including vertically integrated multi-state businesses involved in cultivation, processing, logistics and retail activities. Columbia Care and Acreage Holdings, Inc. (“Acreage”), which we believe to be two of the largest and more sophisticated cannabis operators in the U.S., have each granted us rights of first offer with respect to certain property acquisition opportunities through December 22, 2022 and May 31, 2022, respectively. For a more detailed discussion of these rights of first offer see “Business and Properties—Rights of First Offer.”

We believe that our focus on cannabis properties in limited-license jurisdictions, where the property is an integral part of the license application process and moving the licensee’s operations from one location to another would require regulatory or other approvals, provides the opportunity to capture rental income on properties with above-market property level cash flows and greater re-leasing probability as these properties are generally in high demand. Generally, a tenant’s ability to meet rental obligations is strongly correlated to the tenant’s revenues derived from the property. In our experience, cannabis operations in limited-license jurisdictions generally have less competition and produce a higher revenue per square foot than unlimited-license cannabis jurisdictions, as well as traditional industrial and retail businesses. We believe that our portfolio has a property rent coverage (generally, the ability of the tenant to generate income sufficient to satisfy its rent and other financial obligations) that is significantly greater than the average for the overall commercial real estate industry.

Our Competitive Strengths

We believe that we have the following competitive strengths:

•

Experienced Management Team and Board of Directors. Our management team and board of directors have substantial experience in commercial real estate, including investing in cannabis net lease properties and other cannabis operations as well as publicly-traded REIT experience. Our Chairman, Gordon DuGan, most recently served as Chief Executive Officer of Gramercy Property Trust, a formerly publicly-traded triple-net lease REIT, during which time the company grew substantially and was sold to Blackstone Equity Partners VIII, LP for $7.6 billion. Our Chief Executive Officer, David Weinstein, has extensive commercial real estate banking and investment experience and was formerly the Chief Executive Officer of a publicly-traded office REIT. Anthony Coniglio, our President and Chief Investment Officer, founded a cannabis-related industrial and dispensary REIT that we acquired in March 2021 and has more than 30 years’ experience in real estate and banking. One of our board members, Peter Kadens, was the co-founder and former Chief Executive Officer of Green Thumb Industries, one of the leading cannabis companies, and provides valuable insight into the cannabis industry.

•

Quality Portfolio Net Leased to Well-Capitalized Cannabis Operators. Our tenants include affiliates of what we believe to be some of the leading and most well-capitalized companies in the cannabis industry, such as Curaleaf, Cresco Labs, Trulieve and Columbia Care. As of March 31, 2021, our properties were 100% leased and primarily located in limited-license jurisdictions. Since inception, we have collected 100% of rent due, with no deferrals or abatements. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

•

Geographically Diversified Portfolio. Geographic diversification is a core tenet of our underwriting philosophy. As of March 31, 2021, we owned a geographically diversified portfolio consisting of 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities. As our portfolio grows, we intend to achieve further diversification by geography and tenant.

•

Focus on Recurring and Dependable Revenue. We seek to acquire industrial properties and dispensaries and enter into long-term triple-net lease arrangements with high-quality licensed medical-use and adult-use cannabis operators after rigorous tenant and asset-level due diligence. We expect our primary focus will be cannabis cultivation, production and dispensary facilities which we believe will support a recurring and dependable revenue base with long-term potential for asset appreciation. Triple-net leases obligate the tenant for the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations. Our leases also typically include annual rent escalations (typically within the range of 2-3%) as a set percentage or based on an inflation index, which provides us with contractual revenue growth and inflation-protected returns.

•

Strong Balance Sheet with Significant Financial Flexibility. Following completion of this offering, we and our operating partnership expect to have approximately $                million of capital invested and committed, $                million of uncommitted cash and no debt, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. While we expect to initially utilize uncommitted cash to fund acquisitions, we expect in the future to seek additional equity capital and various forms of debt financing to increase our growth prospects.

•

Rights of First Offer with Columbia Care and Acreage Provides Acquisition Pipeline Opportunity. Our rights of first offer with Columbia Care and Acreage should allow us to benefit from a potential property acquisition pipeline with what we believe to be two of the largest and more sophisticated cannabis operators in the U.S. Pursuant to these rights of first offer, we have a right of first offer to purchase certain properties owned by Columbia Care through December 22, 2022 and to assume Acreage’s position as a purchaser with respect to future real estate acquisition opportunities identified by them through May 31, 2022. See “Business and Properties—Rights of First Offer.”

Our Business and Growth Strategies

Our principal objective is to maximize stockholder returns through a combination of (i) quarterly distributions to our stockholders, (ii) sustainable long-term growth in cash flows from contractual annual rent increases, and (iii) potential long-term appreciation in the value of our properties. Our focus is to acquire and own a portfolio of properties leased to tenants holding the requisite state licenses to operate in the regulated medical-use and adult-use cannabis industry. Over time, we intend to add leverage to our portfolio, as part of our strategy to seek risk-adjusted returns while generating stable cash distributions on a tax-efficient basis. This strategy includes the following components:

•

Owning Cannabis Properties and Related Real Estate Assets for Income and/or Appreciation. We seek to acquire industrial properties and dispensaries that are leased to tenants that are well positioned to benefit from the growth of the cannabis industry and for whom such real estate is operationally strategic to their business. We generally expect to hold acquired properties for investment and to generate stable and increasing rental income from leasing these properties to licensed operators. Although we do not currently have plans to do so, from time to time, we may decide to sell one or more properties if we believe it to be in the best interests of our shareholders. Therefore, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

•

Investing in Industrial Properties and Dispensaries. Industrial cultivation and processing properties are required to be operated by businesses that have completed a rigorous state licensing process creating substantial barriers to entry for competing facilities. We believe owning these mission-critical industrial facilities with long-term leases will generate highly attractive current yields and above market returns. Dispensaries provide enhanced tenant, geographical and supply chain diversification to our portfolio. Contrary to the decline of general brick and mortar retail stores with the growing shift to online activity, we expect distribution of cannabis products to be primarily through licensed retail locations, similar to alcohol and pharmaceutical products. Additionally, we expect that dispensaries will be an important component of the industry’s expansion as operators see education and customer interaction as key to growing the customer base and increasing transaction volume.

•

Expanding as Additional States Enact Regulated Cannabis Programs. We acquire properties in the U.S., with a focus on states that have established regulated cannabis programs. As of March 31, 2021, we owned properties in nine states, and we expect that our acquisition opportunities will continue to expand as additional states (particularly limited-license jurisdictions) establish regulated cannabis programs and license new operators.

•

Providing Expansion Capital to Existing Tenants as an Additional Source of Income. As cannabis sales in the U.S. continue to grow, we believe the industry requires additional cultivation, processing and retail capacity to meet demand. We have provided expansion capital for some of our existing tenant operators as they expand operations at properties they lease from us. We believe this need for expansion capital provides a captive opportunity for us to grow our portfolio and increase our revenue. We expect to continue to focus on executing on these expansion initiatives with our tenants.

•

Preserving Financial Flexibility on our Balance Sheet. We are focused on maintaining a conservative capital structure, in order to provide us flexibility in financing our growth initiatives. As of March 31, 2021, we had no debt.

Our Properties

We seek to acquire industrial properties and dispensaries that are strategic profit centers for our tenants and are well positioned for the regulatory evolution of the industry. Licensed industrial and dispensary locations are critical components of the cannabis industry, particularly in limited-license jurisdictions. As of March 31, 2021, we owned 24 properties that are 100% leased to state-licensed cannabis operators, with a weighted average remaining lease term of 14.3 years. Based on invested capital, as of March 31, 2021, our portfolio is comprised of approximately 84.4% cultivation facilities and 15.6% dispensaries. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot industrial building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded.

Existing Portfolio. The table below sets forth our property portfolio as of March 31, 2021.

Property Type	State	Tenant(1)	Rentable Square Feet(2)	Capital Investment(3)
Industrial	Florida	Curaleaf	379,435	$55,000,000
Industrial	Illinois	Cresco Labs	222,455	50,677,821
Industrial	Pennsylvania	Trulieve	144,602	25,365,078	(4)
Industrial	Massachusetts	Columbia Care	38,890	14,118,174	(5)
Industrial	Illinois	Columbia Care	32,802	11,469,139
Industrial	Pennsylvania	Acreage	30,625	10,158,372
Industrial	Massachusetts	Acreage	38,380	9,787,999
Dispensary	California	Columbia Care	2,470	4,581,419
Dispensary	Ohio	Curaleaf	7,200	3,207,605
Dispensary	Illinois	Curaleaf	5,040	3,152,185
Dispensary	Connecticut	Curaleaf	11,181	2,773,755
Dispensary	Pennsylvania	Curaleaf	3,500	2,111,999
Dispensary	Massachusetts	Columbia Care	4,290	2,108,951
Dispensary	North Dakota	Curaleaf	4,590	2,011,530

Property Type	State	Tenant(1)	Rentable Square Feet(2)	Capital Investment(3)
Dispensary	Arkansas	Curaleaf	7,592	1,964,801
Dispensary	Massachusetts	PharmaCann	11,116	1,900,000
Dispensary	Pennsylvania	Curaleaf	1,968	1,752,788
Dispensary	Illinois	Curaleaf	6,100	1,567,005
Dispensary	Pennsylvania	PharmaCann	3,481	1,200,000
Dispensary	Illinois	Columbia Care	4,736	1,127,931
Dispensary	Illinois	Curaleaf	4,200	963,811
Dispensary	Connecticut	Acreage	2,872	925,751
Dispensary	Massachusetts	PharmaCann	3,850	743,460	(6)
Dispensary	Illinois	Curaleaf	1,851	540,700

Total			973,226	$209,210,274

(1)	Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.
(2)	Includes estimated rentable square feet at completion of construction.
(3)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(4)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $720,505 of tenant reimbursement commitments not funded as of March 31, 2021.
(6)	Excludes $806,540 of tenant reimbursement commitments not funded as of March 31, 2021.

Geographical Diversification

Geographic diversification is an important component of any real estate portfolio, including ours. Exposure to different states and municipalities mitigates the risk of adverse impacts on our portfolio from economic, environmental, regulatory or demographic changes. Our properties are located in Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, North Dakota, Ohio and Pennsylvania. These states represent different phases of cannabis market structure and development, as well as diverse regional economic drivers. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded.

The following table sets forth certain state-by-state information regarding our property portfolio as of March 31, 2021:

State	Number of Properties	Capital Investment(1)		Rentable Square Feet(2)	Percentage of Annualized Rental Revenue(3)
Illinois	7	$69,498,592		275,184	31.93%
Florida	1	55,000,000		379,435	27.39%
Pennsylvania	5	40,588,236	(4)	184,176	20.35%
Massachusetts	5	28,658,584	(5)	96,526	14.01%
California	1	4,581,419		2,470	1.82%
Connecticut	2	3,699,506		14,053	1.55%
Ohio	1	3,207,605		7,200	1.33%
North Dakota	1	2,011,530		4,590	0.81%
Arkansas	1	1,964,801		7,592	0.81%

Total	24	$209,210,274		973,226	100%

(1)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(2)	Includes estimated rentable square feet at completion of construction.
(3)	Annualized rental revenue represents the annualized monthly base rent of executed leases as of March 31, 2021.
(4)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $1,527,045 of tenant reimbursement commitments not funded as of March 31, 2021.

Acquisition/Development Pipeline

At any time, we may have opportunities to invest our capital pursuant to: (a) unfunded commitments under our existing leases to provide for further improvements or expansion at the properties we own; (b) binding agreements to acquire property, and in some instances provide improvement or expansion capital; or (c) non-binding letters of intent to acquire property, and in some instances provide improvement or expansion capital. As of the date of this prospectus, we have committed to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Our letter of intent sets forth only general terms, which are subject to further negotiation and modification and neither we nor any potential seller has any obligation to negotiate further or pursue a transaction pursuant to any letter of intent.

Our senior management team has also identified and is in various stages of reviewing over $350 million of additional potential properties for acquisition. This amount is estimated based on the sellers’ asking prices for the properties, preliminary discussions with sellers or our internal assessment of the values of such properties after taking into account the current and expected annualized lease revenue, operating history, age and condition of the property and other relevant factors. We have undertaken limited, if any, due diligence and have not entered into letters of intent or binding agreements with the sellers of any of the properties identified by our senior management team as potential acquisition targets. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus. There can be no assurance that we will complete the acquisition, development or expansion of any properties in our current pipeline on the terms and timing anticipated, or at all.

Our Tenants

We target companies that have successfully navigated complex state regulation and fulfilled rigorous state-licensing requirements. We believe we have been diligent in partnering with a diverse tenant base of experienced operators in limited licensed jurisdictions that have strong management teams. Our tenants have generally demonstrated access to capital, which is critical to continuing to execute on their respective business plans.

As of March 31, 2021, all of our rental revenues were derived from six tenants. The following table sets forth the tenants in our property portfolio as of March 31, 2021. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

Tenant(1)	Capital Investment(2)		Number of Leases	Percentage of Annualized Rental Revenue(3)
Curaleaf	$75,046,180		11	35.62%
Cresco Labs	50,677,821		1	23.68%
Columbia Care	33,405,613	(4)	5	14.98%
Trulieve	25,365,078	(5)	1	12.95%
Acreage	20,872,122		3	10.63%
PharmaCann	3,843,460	(6)	3	2.14%

Total	$209,210,274		24	100%

(1)	Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.
(2)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(3)	Annualized rental revenue represents the annualized monthly base rent of executed leases as of March 31, 2021.
(4)	Excludes $720,505 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(6)	Excludes $806,540 of tenant reimbursement commitments not funded as of March 31, 2021.

The following sets forth additional information related to our tenants as of March 31, 2021:

Curaleaf

We own ten dispensaries and one cultivation facility leased to subsidiaries of Curaleaf, which is, or an affiliate is, the corporate guarantor. Curaleaf is publicly-traded on the Canadian Stock Exchange (“CSE”) and Over-the-Counter (“OTC”) markets under the symbols CURA and CURLF, respectively, and, as of March 31, 2021, had a market cap of $10.5 billion. Curaleaf is one of the largest vertically integrated multistate operators, and as of March 31, 2021 reportedly operated 23 cultivation facilities and 104 dispensaries across 23 states. Curaleaf’s filings, including their financial information, are electronically available at www.sec.gov and from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

Cresco Labs

We own one cultivation facility leased to a subsidiary of Cresco Labs, which is the corporate guarantor. Cresco Labs is publicly-traded on the CSE and the OTC markets, and, as of March 31, 2021, had a market cap of $3.9 billion. As of March 31, 2021, Cresco Labs reportedly operated 15 cultivation facilities and 24 dispensaries across nine states.

Trulieve

We own one cultivation facility that is leased to a subsidiary of Trulieve, which is the corporate guarantor. Trulieve is publicly-traded on the CSE and the OTC markets, and as of March 31, 2021, had a market cap of $5.6 billion. As of March 31, 2021, Trulieve reportedly operated seven cultivation facilities and 75 dispensaries across six states.

Columbia Care

We own five properties that are leased to subsidiaries of Columbia Care, which is the corporate guarantor. Columbia Care is publicly-traded on the CSE and the OTC markets, and, as of March 31, 2021, had a market cap of $2.0 billion. As of March 31, 2021, Columbia Care reportedly operated 27 cultivation facilities and 68 dispensaries across 16 states.

We hold a right of first offer with Columbia Care through December 22, 2022. See “Business and Properties—Rights of First Offer.”

Acreage

We own three properties that are leased to subsidiaries of Acreage, which is the corporate guarantor. Acreage is publicly-traded on the CSE and the OTC markets and, as of March 31, 2021, had a market cap of $546.3 million. During 2019, Acreage entered into an agreement with Canopy Growth Corporation (“Canopy”), allowing Canopy to acquire 100% of Acreage shares when the production and sale of cannabis becomes federally legal in the U.S. Canopy is publicly-traded on Nasdaq and the Toronto Stock Exchange and, as of March 31, 2021, had a market cap of $12.3 billion. As of March 31, 2021, Acreage reportedly operated six cultivation facilities and 20 dispensaries across 13 states.

We hold a right of first offer with Acreage through May 31, 2022. See “Business and Properties—Rights of First Offer.”

PharmaCann

We own three dispensaries leased to subsidiaries of PharmaCann, LLC (“PharmaCann”) which is the corporate guarantor. PharmaCann is a large privately-held, vertically integrated multi-state operator, and as of March 31, 2021 PharmaCann reportedly owned six cultivation and processing facilities and 20 operational dispensaries across six states.

Mint

Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded. This property is leased to an affiliate of Mint Enterprises LLC (“Mint”), which is the corporate guarantor, along with other affiliates. Mint is a privately-held, vertically integrated multi-state operator, and as of March 31, 2021 Mint reportedly owned or operated five cultivation facilities and ten dispensaries across four states.

Our Target Markets

As of March 31, 2021, we owned properties in the following nine states: Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, North Dakota, Ohio and Pennsylvania. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. This is a critical component of our underwriting methodology due to the fact that approaches to regulation vary significantly by state and municipality. For example, as of March 31, 2021, Oregon had issued over 1,200 cultivator and nearly 300 processor licenses, while Pennsylvania had only issued 25 grower/processor licenses. We believe that states with licensing limitations and more rigorous licensing requirements present more attractive investment opportunities because the operators are likely to be better capitalized and the properties more valuable for remarketing, should the need arise. Additionally, in states that have a more relaxed regulatory environment, strict municipal laws or regulations may present similar locally attractive opportunities.

Transporting cannabis across state lines remains illegal. As a result, each state has its own supply and demand dynamics that are largely driven by how the state devised its cannabis laws and regulations. For this reason, we prioritize states that present dynamics constructive to the credit risk of the tenant. We focus on population, licensing limits, approved therapies and number of licenses, among other factors. Limited-license jurisdictions typically have more restrictions resulting in fewer licensees and creating a natural barrier to entry. This leads to a more favorable operating environment for our lessees, which we believe reduces their credit risk relative to operators in states with unlimited licenses (e.g., Oregon).

We believe that much has been learned by cannabis industry participants and regulators over the past twenty years about creating a regulatory framework that strikes the right balance of healthy competition, economics, risk and control. We believe that many of the states creating new cannabis markets have observed the shortcomings of unlimited license structures, better understand the operating environment and are developing regulations to better manage the cannabis industry. Since each state takes a different approach to regulation, and in some instances, there are municipal laws layered on top of state laws, our analysis of each opportunity requires significant understanding of the state and local operating environment.

Market Opportunity

The regulated state-legal cannabis industry is rapidly expanding and we believe presents a compelling opportunity to invest in revenue-centric industrial and retail real estate that is mission-critical to the industry. According to BDSA, cannabis sales in the U.S. have grown from $12.1 billion in 2019 to $17.5 billion in 2020, and are expected to grow to $41.3 billion by 2026, representing a projected 15% compounded annual growth rate (CAGR) for the industry. This data suggests that there is significant need for real estate capital as cannabis licensees pursue an aggressive national expansion strategy and the continued prohibition of cannabis under federal law limits the capital available to operators in the industry, creating a market opportunity for real estate companies like us. We expect that acquisition opportunities will continue to grow as additional states legalize medical-use and adult-use cannabis and license new retail dispensaries and cultivation operations.

According to the Leafly Jobs Report 2021, state-legal cannabis is one of the fastest growing industries in the U.S. Across the U.S., legalization for both medical-use and adult-use is on the rise. As of March 31, 2021, Business Insider reports that 36 U.S. states, plus the District of Columbia, have legalized medical-use cannabis in some form, and 15 of those states, plus the District of Columbia, have legalized cannabis for adult-use. According to U.S. News & World Report, approximately 130 million people live in these states.

The historic and projected market growth appears to be fueled by a societal shift in mindset and increased access to a broad array of products and applications that is driving mainstream acceptance of cannabis. This shift is evidenced by recent state legalization efforts. On November 3, 2020, voters approved cannabis legalization initiatives in Arizona (adult-use), Mississippi (medical), Montana (adult-use), New Jersey (adult-use) and North Dakota (medical-use and adult-use). Adult-use cannabis was legalized in New York on March 31, 2021 and in New Mexico on April 12, 2021, making New Mexico the 16th state to legalize adult-use. Polls throughout the U.S. consistently show overwhelming support for the legalization of medical-use cannabis, together with strong majority support for the full legalization of adult-use cannabis. In fact, according to Pew Research Center, more than 90% of Americans support legalizing cannabis for medical-use, while a recent Gallup survey found that 68% of Americans support legalizing cannabis for adult-use.

To date, the status of cannabis under federal law has significantly limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. Due in part to the lack of access to traditional financing sources, we believe that our sale-leaseback solutions are attractive to state-licensed medical-use and adult-use cannabis retailers, cultivators and producers and non-dilutive to their shareholders. We anticipate that future changes in federal and state laws may ultimately open up financing options that have not been available in this industry. However, we believe that such changes will take time and that our sale-leaseback solutions will continue to be attractive to industry participants.

We intend to continue to take advantage of this market opportunity by purchasing medical-use and adult-use retail cannabis dispensaries, as well as cannabis cultivation and production facilities. We intend to acquire cannabis dispensaries, cultivation and production facilities in states that permit medical-use and adult-use cannabis. However, we do not consider ourselves to be engaged in the cannabis industry since we are not a plant-touching cannabis business.

Our Financing Strategy

We intend to meet our long-term liquidity needs through cash flow from operations, the issuance of equity and debt securities, including common stock, preferred stock and long-term notes, and asset level financing from financial institutions. Where possible, we also may issue limited partnership interests in our operating partnership (“OP units”) to acquire properties from existing owners seeking a tax-deferred transaction. We expect to issue equity and debt securities at times when we believe that our stock price or cost of debt capital, respectively, is at a level that allows for the reinvestment of offering proceeds in accretive property acquisitions. We may also issue common stock to permanently finance properties that were previously financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our investment guidelines will initially provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors’ discretion.

Competition

The current market for properties that meet our investment objectives is limited. In addition, we believe finding properties that are appropriate for the specific use of allowing adult- and medical-use cannabis operators may be limited as more competitors enter the market, and as regulated cannabis operators obtain greater access to alternative financing sources, including but not limited to equity and debt financing sources. For example, according to analysis by MJResearchCo, North American cannabis companies either closed or announced more than $1.6 billion in capital raising in January 2021 alone, representing a significant increase in the pace of capital raising for regulated cannabis operators.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry but have identified value in a real estate location that we may be interested in acquiring. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly-traded cannabis-focused REIT listed in the U.S.) as well as local real estate investors, particularly for smaller retail assets. Recently, we have also seen competition from emerging debt funds. We believe that most cannabis cultivation facilities typically require capital in excess of $20.0 million, which could provide some barriers for smaller potential competitors.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms.

In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties. Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on their purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and you may experience a lower return on our common stock. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Risk Management

We are focused on creating a diversified portfolio based on tenants, geographical concentration and license concentration (i.e., dispensary vs. cultivation). In completing rigorous asset-level and tenant due diligence, we draw upon a pool of highly experienced professionals within our management team, investment committee and third parties to underwrite, evaluate and diligence investment opportunities. We obtain third-party property condition reports, environmental reviews and other customary diligence items.

Our underwriting criteria primarily focuses on:

Tenant Character

This criterion focuses on the tenant’s reputation (as perceived by us) and track record of paying debts. Our evaluation goes beyond these criteria to understand the tenant’s ability to manage in a highly regulated and complex industry and meet a rigorous set of state licensing requirements. We will continue to target operators that have experience in the industry and have built a positive reputation.

Financial Stability and Capacity

We evaluate a tenant and financial guarantor’s financial stability and capacity to meet all their respective obligations, including rent, insurance and taxes by evaluating their respective balance sheet, cash flow and net income history and projections. Reviewing these financial statements and projections, inclusive of key assumptions, provides a window into a tenant and financial guarantor’s ability to meet all financial obligations. In instances of tenants pursuing growth strategies where profitability is delayed, we evaluate a tenant’s liquidity and capital resources to withstand losses and achieve cash flow necessary to fulfill its obligations.

Access to Capital

Capital and access to capital are critical to the success of high-growth businesses. We assess a tenant’s ability to withstand varying market conditions, adjust to an evolving market landscape, invest in capabilities necessary to remain competitive and fund operating losses, if applicable.

Real Estate

We seek to ensure that our facilities are considered mission-critical to our tenants, which positions us high in their cash flow priorities. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. Furthermore, we focus on potential non-cannabis alternative uses for properties we own, as well as standard real estate metrics such as the cost-basis, price per square foot and replacement cost-basis to minimize risk from shifts in industry dynamics or regulatory developments. We also focus on the ability of a facility to produce expected revenue based on cultivation capacity, harvest cycles and pricing in each unique market and then evaluate each transaction using rent as a percentage of revenue, in order to underwrite a property’s ability to generate free cash flow for the tenant.

Other Conditions

This category encompasses industry conditions, tenant circumstances and transaction terms. We focus on segments of the legal cannabis industry that present long-term sustainable trends supporting the success of our tenant and security of our contractual cash flow. Additionally, we evaluate the tenant’s use for the property relative to its other activities, as well as its positioning in the marketplace. We may also negotiate the terms of our leases to provide additional protection for the company when we deem necessary.

Pursuant to our triple-net leases, tenants are responsible for the ongoing expenses of a property (including taxes and insurance), in addition to the tenants’ rent obligations. We monitor all lease provisions to ensure strict compliance, including any tenant improvement funds that may be distributed. Additionally, our leases typically require tenant financials to be delivered on a regular basis and documentation to demonstrate compliance with all state laws, rules and cannabis regulations. When distributing tenant improvement funds, we engage a third-party to review each reimbursement request for accuracy, completion of work and proof of payment prior to disbursement.

Investment Guidelines

We expect that our board of directors will adopt the following initial investment guidelines:

•	No investment will be made that would cause us to fail to qualify as a REIT.

•	No investment will be made that would cause us to register as an investment company under the Investment Company Act.

•

The proceeds of this offering, any future offering by us or our operating partnership, and cash from operations and capital transactions may be invested in interest-bearing, short-term, investment-grade investments, subject to the requirements for maintaining our qualification as a REIT.

•	Our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of its tangible assets at the time of any new borrowing.

The investment committee of our board of directors will oversee our investment portfolio and compliance with our investment guidelines and policies. These investment guidelines may be changed or waived by our investment committee or board of directors without the approval of our stockholders.

The Merger

We were incorporated on April 9, 2019 originally under the name GreenAcreage Real Estate Corp. On March 17, 2021, we consummated a merger pursuant to which we combined our company with a separate company (the “Target”) that owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry, and renamed ourselves “NewLake Capital Partners, Inc.” Immediately prior to the Merger, our company owned a portfolio of five properties among five states. The Target was a Maryland corporation organized in April 2019 under the name New Lake Capital Partners, Inc. that, immediately prior to the Merger, owned a portfolio of 19 properties among eight states.

Upon completion of the Merger, we owned 24 properties across nine states, and became one of the largest REITs in the cannabis industry. We consummated the Merger and combined businesses with the

Target to, among other things, benefit from increasing economies of scale as we continue to grow, and as part of our evolution toward entering the public markets. In connection with the Merger, we also entered into various arrangements and agreements with certain of our significant stockholders, including director nomination rights. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for more information about these director nomination rights.

Registration Rights

In connection with the Merger, we entered into the amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain stockholders of our company and of the Target (collectively, the “Registration Rights Agreement Stockholders”). Pursuant to the terms of the Registration Rights Agreement, we have agreed to, among other things, use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of a registration statement for an initial public offering filed with the SEC or other securities commission, and (b) the date the shares of our common stock are listed for trading on certain securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders. Pursuant to the Registration Rights Agreement, we have also granted to the Registration Rights Agreement Stockholders certain separate demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Government Regulation

Cannabis (with the exception of hemp containing no more than 0.3% THC by dry weight) is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act of 1970 (the “CSA”). The CSA classifies marijuana (cannabis) as a Schedule I controlled substance, and as such, both medical-use and adult-use cannabis are illegal under U.S. federal law. Moreover, on two separate occasions the U.S. Supreme Court ruled that the CSA trumps state law. Although internal policies and Congressional actions have placed certain limitations on the federal government’s ability to enforce federal cannabis laws against businesses legally operating under the medical marijuana laws of a given state, as discussed below, there exists the possibility that the federal government may enforce U.S. drug laws against companies operating in accordance with state cannabis laws, creating a climate of legal uncertainty regarding the production and sale of cannabis. Unless and until Congress amends or repeals the CSA with respect to medical-use and/or adult-use cannabis and the President approves such action, there is a risk that the federal law enforcement authorities responsible for enforcing the CSA, including the U.S. Department of Justice (“DOJ”) and the Drug Enforcement Agency (“DEA”), may enforce current federal law.

Federal prosecutors have significant discretion to investigate and prosecute suspected violations of federal law and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis production, processing or distribution. Any change in the federal government’s enforcement posture with respect to state-licensed cultivation of medical-use and adult-use cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the U.S., which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government’s enforcement position, we could be subject to criminal prosecution, which could impact our ability to operate and could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. See “Risk Factors – Risks Relating to Regulation.”

In most states that have legalized medical-use and adult-use cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of medical-use and adult-use cannabis. State and local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing medical-use and/or adult-use cannabis programs (such as the type of cannabis products permitted under the program, qualifications and registration of health professionals that may recommend treatment with medical cannabis, and the types of medical conditions that qualify for medical cannabis), product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals. As a result of these and other factors, if our tenants default under their leases, we may not be able to find new tenants that can successfully engage in the cultivation, processing or dispensing of medical-use or adult-use cannabis on the properties.

There is no guarantee that state laws legalizing and regulating the growing, processing, sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until Congress amends or repeals the CSA with respect to medical-use and/or adult-use cannabis and the President approves such action (and as to the timing or scope of any such potential amendment or repeal there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the growing, processing, sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, our business, results of operations, financial condition and prospects would be materially and adversely affected.

For more information related to the regulation of cannabis and related matters, see “Business and Properties—Government Regulation and Environmental and Related Matters.”

Summary Risk Factors

Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. Such risks include, but are not limited to:

•

The COVID-19 pandemic, or the future outbreak of any other pandemic, could materially and adversely impact our tenants and their operations, and in turn our business (including our financial performance and condition).

•	We have a limited operating history and may not be able to operate our business successfully or implement our business strategy.

•

We have a very limited number of tenants, and the inability of any single tenant to make its lease payments could materially and adversely affect our business (including our financial performance and condition).

•

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our business (including our financial performance and condition).

•

Our real estate investments are concentrated in industrial properties suitable for the cultivation and production of cannabis and retail properties suitable for the dispensing of cannabis, and a decrease in demand for such facilities could materially and adversely affect our business (including our financial performance and condition). These properties may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which could materially and adversely affect our business (including our financial performance and condition).

•

Our properties are, and are expected to continue to be, geographically concentrated in states that permit cannabis cultivation and dispensing, and we will be subject to social, political and economic risks of doing business in these states.

•

We are an “emerging growth company,” and a “smaller reporting company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.

•	We will incur significant new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an emerging growth company.

•

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

•

Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

•

New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

•	We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.

•

Our growth depends on external sources of capital, which may not be available on favorable terms or at all (which such financing source risk may be more pronounced in the cannabis industry due to financial and regulatory constraints).

•	We are dependent on our key personnel for our success.

•	Our charter and certain provisions of Maryland law could inhibit changes in control.

•

Our rights and the rights of our stockholders to take action against or remove our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

•	We may fail to realize the anticipated benefits of the Merger.

•	The market price and trading volume of our common stock may be volatile.

•	We cannot assure you of our ability to make distributions in the future.

•

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders and have significant adverse consequences on the market price of our common stock.

•	Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

Our Operating Structure

Our Company

We were incorporated as a Maryland corporation on April 9, 2019. We conduct our business through a traditional umbrella partnership REIT structure, in which properties are owned by an operating partnership, directly or through subsidiaries. Our properties are owned by our operating partnership indirectly through limited liability companies or other subsidiaries of our operating partnership, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and immediately prior to the

consummation of this offering own approximately 98% of the OP units. Upon completion of this offering we will own approximately                % of the OP units. Our board of directors oversees our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership and commenced operations in April 2019. Substantially all of our assets are held by, and our operations are conducted through, our operating partnership. We will contribute all of the proceeds from this offering to our operating partnership in exchange for the issuance by our operating partnership of OP units to us. Our interest in our operating partnership generally entitles us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Our Operating Partnership.” In the future, we may issue OP units from time to time in connection with property acquisitions, as compensation, or otherwise.

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering. Our operating partnership owns the properties in our portfolio indirectly.

(1)

Represents an aggregate of 17,329,964 shares of our common stock held by our existing stockholders, including our directors and officers. Includes 125,635 shares of common stock underlying 125,635 restricted stock units and excludes (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement and (c) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us.
(2)

Represents an aggregate of 936,911 shares of our common stock held by our directors and officers, including 125,635 shares of common stock underlying 125,635 restricted stock units. Excludes 175,952 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements with certain of our directors.

Restrictions on Ownership and Transfer

Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 7.5% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or of the outstanding shares of any class or series of our preferred stock, or more than 7.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our stock. Our charter also prohibits any person from (i) beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (the “Code”), without regard to whether the ownership interest is held during the last half of the taxable year, or otherwise failing to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code) or (ii) transferring shares of our capital stock to the extent that such transfer would result in shares of our capital stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code). The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from the limits described above and may establish or increase an excepted holder percentage limit for such person. The person seeking an exemption must provide to our board of directors such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to fail to qualify as a REIT. Our board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT.

These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. For further details regarding stock ownership limits, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Distribution Policy

We intend to pay regular quarterly cash dividends to holders of shares of our common stock. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. See “Distribution Policy.”

We intend to pay dividends that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Although we have no current intention to pay dividends in shares of our common stock, we may in the future choose to do so. See “Material Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders.”

Our Tax Status

We have elected to be taxed as a REIT for federal income tax purposes beginning with our short taxable year ended December 31, 2019. We believe that, commencing with such taxable year, we have been organized and operated in a manner so as to qualify as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to remain qualified as a REIT. Our continued qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock.

As a REIT, we generally are not subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute on an annual basis at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. Even if we maintain our qualification as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by any taxable REIT subsidiary (“TRS”) we form in the future will be fully subject to federal, state and local corporate income tax.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we continue to take advantage of any of these exemptions, we do not know if some investors will find shares of our common stock less attractive as a result. The result may be a less active trading market for shares of our common stock and the price of our common stock may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

Corporate Information

NewLake Capital Partners, Inc., a Maryland corporation, was incorporated on April 9, 2019 originally under the name GreenAcreage Real Estate Corp. Our name was changed to NewLake Capital Partners, Inc. in March 2021 in connection with the Merger. Our principal executive offices are located at 27 Pine Street, Suite 50, New Canaan, CT 06840. Our telephone number is 203-594-1402. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated offering expenses payable by us, will be approximately $ million. We will contribute the net proceeds from this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds from this offering to acquire our target assets in a manner consistent with our investment strategy.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 21 and other information included in this prospectus before investing in our common stock.

Registration Rights	Pursuant to the terms of the Registration Rights Agreement, we have agreed to use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of a registration statement for an initial public offering filed with the SEC or other securities commission, and (b) the date the shares of our common stock are listed for trading on certain agreed securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders. In addition, pursuant to the Registration Rights Agreement, we granted the Registration Rights Agreement Stockholders certain demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Proposed OTCQX symbol	“ ”

(1)

Includes (a) 17,329,964 shares of our common stock outstanding prior to completion of this offering; (b) 125,635 shares of common stock underlying 125,635 restricted stock units and (c)                shares of our common stock to be issued in this offering. Excludes (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (c) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us and (d)                shares of our common stock available for future issuance under the Equity Incentive Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial, condition, cash flows, funds from operations, results of operations, the per-share trading price of our common stock and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-Looking Statements.”

Summary of Risk Factors

Risks Related to Our Business

•	Risks related to COVID-19

•	Risks related to our very limited operating history

•	Risks related to our limited number of tenants

•	Risks related to the limited operating history of our tenants

•	Risks related to the guarantors of our tenant leases being unable to satisfy their obligations

•	Risks related to real estate assets and the real estate industry

•	Risks related to our ability to consummate future acquisitions

•	Risks related to the limited number of cannabis-related facilities

•	Risks related to the concentration of our properties in states allowing cannabis operations

•	Risks related to the demand for properties suitable for cannabis operations

•	Risks related to our acquisitions of dispensaries and entrance into leases with licensed operators for these properties

•	Risks related to the sale or re-leasing of properties suitable for cannabis operations

•	Risks related to impairment charges

•	Risks related to our tenants’ ability to maintain their licenses for cannabis operations

•	Risks related to the acquisition of properties “as-is”

•	Risks related to competition for the acquisition of properties

•	Risks related to potential liability for environmental matters and climate change

•	Risks related to the development and redevelopment of properties we acquire

•	Risks related to our tenants’ susceptibility to bankruptcy

•	Risks related to Section 280E of the Code and its effects on our tenants

•	Risks related to liability of uninsured losses

•	Risks related to our properties’ access to adequate water and power supplies

•	Risks related to obtaining various insurance policies

•	Risks related to purchase of properties subject to ground leases

•	Risks related to our status as an emerging growth company and smaller reporting company

•	Risks related to the costs of becoming a public company

•	Risks related to the Sarbanes-Oxley Act

Risks Related to Regulation

•	Risks related to enforcement of federal laws regarding cannabis

•	Risks related to engaging in operations for the adult-use of cannabis

•	Risks related to the potential for new federal, state or local laws

•	Risks related to FDA regulation of cannabis

•	Risks related to the service of banks and other financial institutions

•	Risks related to owners of properties located in close proximity to our properties

•	Risks related to changing laws and regulations affecting the regulated cannabis industry

•	Risks related to the potential forfeit of assets leased to cannabis businesses

•	Risks related to accessing bankruptcy courts

•	Risks related to our properties being subject to extensive regulations

Risks Related to Financing Our Business

•	Risks related to external sources of capital

•	Risks related to significant debt

•	Risks related to restrictive covenants

•	Risks related to interest rate fluctuations

•	Risks related to bank credit facilities and the need for additional collateral

Risks Related to Our Organization and Structure

•	Risks related to our senior management

•	Risks related to key personnel

•	Risks related to certain stockholders’ rights to nominate members of our board

•	Risks related to changes to our investment strategies by our board

•	Risks related to certain provisions of Maryland law

•	Risks related to our authorized but unissued shares of common and preferred stock

•	Risks related to severance agreements

•	Risks related to our company structure and structurally subordinated rights of payment

•	Risks related to our operating partnership issuing additional OP units

•	Risks related to conflicts of interest between stockholders and holders of OP units

•	Risks related to limitations on rights to take action against our directors and officers

•	Risks related to the difficulty of removing directors

•	Risks related to ownership limits which may restrict change in control

•	Risks related to operating our business to avoid registration as an investment company

Risks Related to the Merger

•	Risks related to failing to realize the anticipated benefits of the Merger

Risks Related to Our Securities

•	Risks related to the volatility of the market price of our common stock

•	Risks related to common stock and preferred stock eligible for future sale on share price

•	Risks related to our ability to make distributions and their reflection of our performance

•	Risks related to the effect of distributions on the price of our common stock

•	Risks related to securities analysts effect on the price of our common stock

Risks Related to Our Taxation as a REIT

•	Risks related to failure to maintain our qualification as a REIT

•	Risks related to REIT distribution requirements

•	Risks related to Section 280E of the Code and the possible effect on our REIT status

•	Risks related to complying with REIT requirements

•	Risks related to the tax on prohibited transactions

•	Risks related to the ability of our board to revoke our REIT election

•	Risks related to dividends payable by REITs and their tax implications

•	Risks related to re-characterization of sale-leaseback transactions

•	Risks related to non-U.S. stockholders

•	Risks related to legislative, regulatory or administrative changes

Risks Related to General and Other Factors

•	Risks related to cyberattacks

•	Risks related to events not discussed herein

Risks Related to Our Business

The COVID-19 pandemic, or the future outbreak of any other pandemic, could materially and adversely impact our tenants and their operations, and in turn our business (including our financial performance and condition).

Throughout 2020 and to date, the ongoing COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. Many countries, including the U.S., have instituted quarantines, mandated business and school closures and restricted travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. COVID-19 (or a future pandemic) could have material and adverse effects on our tenants and their operations, and in turn on our business (including our financial performance and condition) due to, among other factors:

•	a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant actions;

•

the temporary inability of consumers and patients to purchase our tenants’ cannabis products due to a number of factors, including but limited to illness, dispensary closures or limitations on operations (including but not limited to shortened operating hours, social distancing requirements and mandated “curbside only” pickup), quarantine, financial hardship, and “stay at home” orders, could severely impact our tenants’ businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

•

difficulty accessing financing on attractive terms, or at all, may affect our access to capital necessary to fund business operations and our tenants’ ability to fund their business operations and meet their obligations to us;

•	workforce disruptions for our tenants, could result in a material reduction in our tenants’ cannabis cultivation, manufacturing, distribution and/or sales capacity;

•

because of the federal regulatory uncertainty relating to the regulated cannabis industry, our tenants may not be eligible for financial relief available to other businesses, including federal assistance programs;

•	restrictions on public events for the regulated cannabis industry limit the opportunity for our tenants to market and sell their products and promote their brands;

•	delays in construction at our properties may adversely impact our tenants’ ability to commence operations and generate revenues from projects;

•	a general decline in business activity in the regulated cannabis industry would adversely affect our ability to grow our portfolio of regulated cannabis properties; and

•	the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, would negatively impact our business continuity.

The extent to which COVID-19 impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the continued scope, severity and duration of the pandemic, the actions taken to contain the outbreak or mitigate its impact (including the success of any vaccine), and the extent of the direct and indirect economic effects of the pandemic and containment measures, among others. COVID-19 presents material uncertainty and risks with respect to our business (including our financial performance and condition).

We have a limited operating history and operate in an industry in its very early stages of development.

On March 17, 2021, we consummated the Merger, pursuant to which we combined our company with the Target, which owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry. See “Prospectus Summary—The Merger.” Thus, we have a very limited operating history as a combined company and, further, the Target and we were each formed in 2019, and likewise had limited operating histories as standalone companies even prior to the Merger. We are subject to many of the business risks and uncertainties associated with any new business enterprise. Furthermore, our tenants and properties are concentrated in the regulated cannabis industry, an industry in its very early stages of development with significant uncertainties, and we cannot predict how tenant demand and competition for these properties will change over time. We cannot assure you that we will be able to operate our business successfully or profitably or find additional suitable investments. Our ability to provide attractive risk-adjusted returns to our stockholders over the long term is dependent on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we cannot assure you we will do either. There can be no assurance that we will be able to continue to generate sufficient revenue from operations to pay our operating expenses and make distributions to stockholders. The results of our operations and the execution on our business plan depend on several factors, including the availability of additional opportunities for investment, the performance of our existing properties and tenants, the evolution of tenant demand for regulated cannabis facilities, competition, the evolution of alternative capital sources for potential tenants, the availability of adequate equity and debt financing, the federal and state regulatory environment relating to the regulated cannabis industry, conditions in the financial markets and economic conditions.

We have a very limited number of tenants, and the inability of any single tenant to make its lease payments could materially and adversely affect our business (including our financial performance and condition).

We have a very limited number of tenants. As of March 31, 2021, we owned 24 total properties that were leased to a total of six tenants. Our six tenants each represent aggregate annualized rental revenues (represented by annualized monthly base rent of executed leases which were in effect as of March 31, 2021) for the quarter ended March 31, 2021 as follows: Curaleaf (35.62%); Cresco Labs (23.68%); Columbia Care (14.98%); Trulieve (12.95%); Acreage (10.63%); and PharmaCann (2.14%). Lease payment defaults by any of our tenants or a significant decline in the value of any single property could materially and adversely affect our business (including our financial performance and condition). Our lack of tenant diversification also increases the potential that a single underperforming investment or tenant could have a material adverse effect on the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our tenants, including but not limited to the state cannabis markets not developing and growing in ways that we or our tenants projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

In addition, failure by any of our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss.

The tenant concentration risk (and related risk of tenant defaults) may be more pronounced in the cannabis industry due to the fact that many tenants have limited operating histories. See “Risk Factors—Risks Related to Our Business—Our tenants have limited operating histories and may be more susceptible to payment and other lease defaults, which could materially and adversely affect our business (including our financial performance and condition).” The result of any of the foregoing risks could materially and adversely affect our business (including our financial performance and condition).

Our tenants have limited operating histories and may be more susceptible to payment and other lease defaults, which could materially and adversely affect our business (including our financial performance and condition).

As of March 31, 2021, our properties were 100% leased to six tenants. Single tenants currently occupy our properties, and we expect that single tenants will occupy our properties that we acquire in the future. Therefore, the success of our investments will be materially dependent on the financial stability of these tenants. We rely on our management team to perform due diligence investigations of our potential tenants, related guarantors and their properties, operations and prospects, of which there is sometimes little or no publicly available operating and financial information. We may not learn all of the material information we need to know regarding these businesses through our investigations, and these businesses are subject to numerous risks and uncertainties, including but not limited to regulatory risks and the rapidly evolving market dynamics of each state’s regulated cannabis program. As a result, it is possible that we could enter into a sale-leaseback arrangement with tenants or otherwise lease properties to tenants that ultimately are unable to pay rent to us, which could adversely impact our business (including our financial performance and condition).

Some of our existing tenants are, and we expect that some of our future tenants will be, companies with limited histories of operations that are not profitable when they enter triple-net leasing arrangements with us and therefore, may be unable to pay rent with funds from operations. Some of our current tenants are not profitable and have experienced losses since inception, or have been profitable for only a short period of time. As a result, some of our current tenants have made, and we expect that some of our future tenants will make, initial rent payments to us from proceeds from the sale of the property, in the case of sale-leaseback transactions, or other cash on hand, including cash received from debt financings.

In addition, in general, our tenants are more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries or other changes in the marketplace for their products, and have limited access to traditional forms of financing. The success of our tenants will heavily depend on the growth and development of the state markets in which the tenants operate, many of which have a very limited history or are still in the stages of establishing the regulatory framework.

We record revenue for each of our properties on a cash basis due to the uncertainty of collectability of lease payments from each tenant due to its limited operating history and the uncertain regulatory environment in the U.S. relating to the cannabis industry (for more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Estimates”).

Some of our tenants are subject to significant debt obligations and may rely on debt financing to make rent payments to us. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their business plans or prospects, the regulatory environment in which they operate or in general economic conditions. In addition, the payment of rent and debt service may reduce the working capital available to tenants for the start-up phase of their businesses. Furthermore, we may be unable to monitor and evaluate tenant credit quality on an on-going basis.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and retail facilities are generally subject to extensive state licensing requirements. Furthermore, we will not operate any of the facilities that we purchase.

If the guarantors of our tenant leases are unable to satisfy their obligations to us in connection with a default by the tenant, it could have a material adverse effect on our business (including our financial performance and condition).

Currently, all of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor. Although we seek to obtain a parent or affiliated entity guaranty of the obligations of our tenants under their lease agreements, in some cases, the guarantor may have no material direct operations as a stand-alone entity. For example, in circumstances where the guarantor is a parent holding company, its assets are likely comprised primarily of the equity interests it directly or indirectly holds in its subsidiaries, with such subsidiaries directly holding dispensary, or cultivation and production operations and related operating assets. As result, those parent holding company guarantors will be dependent on equity and debt financings, loans, and dividends, distributions and other payments from their subsidiaries to generate the funds necessary to meet any future financial obligations as guarantor of a lease of its subsidiary. Furthermore, a subsidiary is legally distinct from its parent company and other affiliated entities and may be prohibited or restricted from paying dividends or distributions, or otherwise making funds available to its parent company under certain conditions. If a parent holding company guarantor is unable to obtain funds from its subsidiaries, it may be unable to meet future obligations, if any, as a guarantor of leases between its subsidiaries and us. If the guarantors of our tenants’ leases are unable to satisfy their obligations to us as guarantors, it could materially and adversely affect our business (including our financial performance and condition).

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our business (including our financial performance and condition).

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Business,” as well as the following:

•	oversupply or reduction in demand in our markets;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

•

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

•	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

•	civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

•	decreases in the underlying value of our real estate;

•	changes in submarket demographics; and

•	changes in traffic patterns.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially and adversely affect our business (including our financial performance and condition).

Our growth will depend upon future acquisitions of cannabis-related facilities, and we may be unable to consummate acquisitions on advantageous terms or at all.

Our growth strategy is focused on the acquisition of industrial properties and dispensaries that are leased to tenants that are well positioned to benefit from the growth of the cannabis industry and for whom such real estate is operationally strategic to their business. Our ability to acquire these real estate assets on favorable terms is subject to the following risks, among others:

•

significantly increased competition from other potential acquirers or increased availability of alternative debt and equity financing sources for tenants may significantly increase the purchase price of a desired property and/or negatively impact the lease terms we are able to secure with our tenants;

•	we may not successfully purchase and lease our properties to meet our expectations;

•	we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;

•

agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money and divert management attention on potential acquisitions that we do not consummate; and

•	we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.

Our failure to consummate acquisitions on advantageous terms without substantial expense or delay would impede our growth and negatively affect our business (including our financial performance and condition).

There may only be a limited number of cannabis-related facilities located in our target jurisdictions operated by suitable tenants available for us to acquire, which could materially and adversely affect our growth prospects.

We target primarily cannabis cultivation and dispensary facilities for acquisition and leasing to licensed operators under triple-net lease agreements. We also target properties owned by established operators or operators that have been among the top candidates in the rigorous state licensing process and have been granted one or more licenses to operate multiple facilities. In light of the current regulatory landscape regarding cannabis, including but not limited to, the rigorous state licensing processes, limits on the number of licenses granted in certain states and in counties within such states, zoning regulations related to cannabis facilities, the inability of potential tenants to open bank accounts necessary to pay rent and other expenses and the ever-changing federal and state regulatory landscape, we may have only a limited number of cannabis facilities available to purchase that are operated by licensees that we believe would be suitable tenants. These tenants may also have increased access to alternative equity and debt financing sources over time, which may limit our ability to negotiate leasing arrangements that meet our investment criteria. Our inability to locate suitable investment properties and tenants would have a material adverse effect on our growth prospects.

Our properties are, and are expected to continue to be, geographically concentrated in states that permit cannabis cultivation and dispensing, and we will be subject to social, political and economic risks of doing business in these states.

As of March 31, 2021, we owned 24 properties in nine states, and we expect that the properties that we acquire in the future will be geographically concentrated in these states and other states that have established cannabis use programs. See “Business and Properties—Description of Our Properties” for a table of properties owned by us and organized by state as of March 31, 2021. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. Circumstances and developments related to operations in these markets that could materially negatively affect our business (including our financial performance and condition) include, but are not limited to, the following factors:

•	the state cannabis market fails to develop and grow in ways that we or our tenants projected;

•

the responsibility of complying with multiple and, in some respects, conflicting state and federal laws in the U.S., including with respect to cultivation and distribution of cannabis, licensing, banking and insurance;

•	access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations;

•	difficulties and costs of staffing and managing operations;

•	unexpected changes in regulatory requirements and other laws;

•	the impact of national, regional or state specific business cycles and economic instability; and

•	potentially adverse tax consequences.

Our real estate investments are concentrated in industrial properties suitable for the cultivation and production of cannabis and retail properties suitable for the dispensing of cannabis, and a decrease in demand for such facilities could materially and adversely affect our business (including our financial performance and condition). These properties may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which could materially and adversely affect our business (including our financial performance and condition).

Our portfolio of properties is concentrated in industrial and retail properties used in the regulated cannabis industry. Further, we do not currently and do not expect in the future to invest in non-cannabis related real estate or businesses to hedge against the risk that cannabis industry trends might decrease the profitability of our facilities. Therefore, we are subject to risks inherent in investments in a single industry. A decrease in the demand for cannabis cultivation, processing and dispensary facilities would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for cannabis cultivation, processing and dispensary facilities has been and could be adversely affected by changes in state or local laws or any change in the federal government’s current enforcement posture with respect to state-licensed cannabis operations, among others. Additionally, we have funded build-to-suit projects that are specific to our cultivation facilities which may affect the future demand from non-cannabis industry tenants seeking these properties for an alternative use. To the extent that any of these conditions occur, they are likely to affect demand and market rents for cannabis cultivation, processing and dispensary facilities, which could materially and adversely affect our business (including our financial performance and condition).

We expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain properties we own. The types of properties that we own are relatively illiquid compared to other types of real estate assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our business (including our financial performance and condition). We cannot predict the various market conditions affecting the properties that we expect to acquire that will exist in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future, or at all. Accordingly, the extent to which we will realize potential appreciation (or depreciation) on the real estate investments we have acquired and expect to acquire will depend upon regulatory and other market conditions. In addition, in order to maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan.

Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. For our properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant.

In addition, if we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property on terms that we expect, or at all. As our tenants and properties are concentrated in the regulated cannabis industry, a shift in property preferences by regulated cannabis operators, including but not limited to changing preferences regarding location and types of improvements, could have a significant negative impact on the desirability of our properties to prospective tenants when we need to re-lease them, in addition to other challenges, such as obtaining the necessary state and local authorizations for a new tenant to commence operations at the property. These and other limitations may affect our ability to sell or re-lease properties, which may materially and adversely affect our business (including our financial performance and condition).

The assets we acquire may be subject to impairment charges.

We periodically evaluate the real estate investments we acquire and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead to an impairment charge (particularly in the context of properties that have only a single tenant). If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

Our tenants may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such tenants not being able to operate their businesses and defaulting on their lease payments to us.

As of March 31, 2021, our properties were 100% leased and primarily located in limited-license jurisdictions. We rely on our tenants to renew or otherwise maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of our tenants are unable to renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations, such tenants may default on their lease payments to us.

Any such noncompliance by our tenants of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities.

Any lease payment defaults by a tenant or additional liability on us could materially and adversely affect our business (including our financial performance and condition). In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and dispensaries are generally subject to extensive state licensing requirements, including required state and local authorizations for a new tenant to take over operations at a facility.

We acquired some of our properties, and expect to acquire other properties, “as-is” or otherwise with limited recourse to the prior owner, which significantly increases the risk of an investment.

We acquired some of our properties, and expect to acquire other real estate properties, “as is” or otherwise with limited recourse to the prior owner and with only limited representations and warranties from such prior owner regarding matters affecting the condition, use and ownership of the property. There may also be environmental or other conditions associated with properties we acquire of which we are unaware despite our diligence efforts or that we have identified during diligence, including with respect to historical heavy industrial uses of the properties. In particular, cannabis facilities may present environmental concerns of which we are not currently aware. See “Risk Factors—Risks Related to Our Business—Potential liability for environmental matters could adversely affect our business (including our financial performance and condition)” below. If environmental contamination exists on properties we acquire or develops after acquisition, we could become subject to liability for the contamination. If defects in the property (including any building on the property) or other matters adversely affecting the property are discovered or otherwise subject us to unknown claims or liabilities, we may not be able to pursue a claim for any or all damages against the property seller. Such a situation could materially harm our business (including our financial performance and condition).

Competition for the acquisition of properties suitable for the cultivation, production or retail sale of cannabis and alternative financing sources for licensed operators may impede our ability to make acquisitions or increase the cost of these acquisitions, which could materially and adversely affect our growth prospects.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry, but have identified value in a real estate location that we may be interested in acquiring. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly-traded cannabis-focused REIT) as well as local real estate investors, particularly for smaller retail assets. Recently, we have also seen competition from emerging debt funds.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties.

Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on their purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and you may experience a lower return on our common stock.

Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

By way of example, Congress has introduced several proposed bills focused on the regulated cannabis industry, including the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”) and the Secure and Fair Enforcement (SAFE) Banking Act (the “SAFE Banking Act”). If it became law, the MORE Act, which was passed by the U.S. House of Representatives in December 2020, would, among other things, remove cannabis as a Schedule I controlled substance under the CSA and make available U.S. Small Business Administration funding for regulated cannabis operators. If it became law, the SAFE Banking Act would, among other things, provide protection from federal prosecution to banks and other financial institutions that provide financial services to state-licensed, compliant cannabis operators, which may include the provision of loans by financial institutions to such operators. If any of the proposed bills in Congress became law, there would be further increased competition for the acquisition of properties that can be leased to licensed cannabis operators, and such operators would have greater access to alternative financing sources with lower costs of capital. These factors may reduce the number of operators that wish to enter into lease transactions with us or renew leases with us, or may result in us having to enter into leases on less favorable terms with tenants, each of which may significantly adversely impact our profitability and ability to generate cash flow and make distributions to our stockholders.

We have acquired and may continue to acquire dispensaries and enter into leases with licensed operators for those properties, which present additional risks and challenges in comparison to properties for the cultivation and production cannabis.

We have acquired and may continue to acquire cannabis dispensaries and enter into leases with licensed operators for those locations. As of March 31, 2021, 17 of our 24 properties were cannabis dispensaries. Cannabis dispensaries entail some risks that are different from risks associated with regulated cannabis cultivation and processing facilities, including but not limited to:

•	the impact of the continued evolution of the retail distribution model for cannabis and customer preferences, including the impact of e-commerce and home delivery on demand for cannabis retail space;

•	the handling of significant cash transactions and cannabis inventory at the property, which may increase security risks associated with dispensary operations;

•	local real estate conditions (such as an oversupply of, or a reduction in demand for, cannabis retail space);

•	our and our tenants’ ability to procure and maintain appropriate levels of property and casualty insurance; and

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risks associated with data breaches through cyberattacks, cyber intrusions or otherwise that expose customer personal information at dispensaries, which may result in liability and reputational damage to our tenants and our company.

The realization of any of the risks above, among others, with respect to one or more of our properties or tenants could have a material adverse impact on our business (including our financial performance and condition).

Potential liability for environmental matters could adversely affect our business (including our financial performance and condition).

As an owner of real estate, we are subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

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responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants; or

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; or

•	potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our business (including our financial performance and condition). To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change in target markets be material in nature, our properties, operations or business would be adversely affected.

We face significant risks associated with the development and redevelopment of properties that we own.

In many instances, we fund build-to-suit projects for our cultivation centers and dispensaries. Development and redevelopment activities that we fund entail risks that could adversely impact our business (including our financial performance and condition), including:

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construction costs, which may exceed our or our tenant’s original estimates due to increases in materials, labor or other costs, which could make the project less profitable for our tenant, require us or our tenant to commit additional funds to complete the project and adversely impact our tenant’s business and prospects as a result;

•	permitting or construction delays, which may result in increased project costs, as well as deferred revenue and delayed commencement of operations by our tenant;

•	unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

•	claims for warranty, product liability and construction defects after a property has been built;

•	health and safety incidents and site accidents;

•	poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

•	unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

•	labor stoppages, slowdowns or interruptions;

•	liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings; and

•	weather-related and geological interference, including hurricanes, landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

The realization of any of the risks above or other delays in development and redevelopment activities at a property may also materially and adversely impact our tenant’s ability to commence, continue or expand its operations, which may result in that tenant defaulting on its rent obligations to us. As of the date of this prospectus, we have aggregate unfunded commitments to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our business (including our financial performance and condition).

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants may depend on debt, which could make them especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Because cannabis remains illegal under federal law, there is no assurance that federal bankruptcy courts will provide relief for parties who engage in cannabis-related businesses. Recent bankruptcy court rulings have denied bankruptcy relief for certain cannabis businesses on the basis that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for such activity and on the basis that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets, as such action would violate the CSA. Any inability of our tenants to seek bankruptcy protection may impact their ability to secure financing for their operations and prevent our tenants from utilizing the benefits of reorganization of their businesses under bankruptcy protection to operate in a financially sustainable way, thereby reducing the probability that such a tenant would be able to honor its lease obligations with us.

Generally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings may continue (“assume”) or give up (“reject”) any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease, any claim for breach of the lease is treated as a general unsecured claim in the tenant’s bankruptcy case, subject to certain exceptions for collateral and guarantees. In the event one of our tenants is permitted to seek bankruptcy protection in the U.S., our general unsecured claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guaranty that the tenant’s bankruptcy estate would have sufficient funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our business (including our financial performance and condition). Any bankruptcy, if allowed, of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year “in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted.” Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of cannabis products. Our tenants are engaged in the cultivation, processing and sale of cannabis and cannabis-related products, and therefore may be subject to Section 280E of the Code. Application of the provisions of Section 280E of the Code to our tenants would result in the disallowance of certain tax deductions, including for depreciation or interest expense, which could have an adverse impact on their respective financial condition and ability to make lease payments to us. Any lease payment defaults by a tenant could adversely affect our business (including our financial performance and condition).

There are significant tax risks related to controlled substances.

The Marijuana Opportunity Reinvestment and Expungement (MORE) Act of 2020 (H.R. 3884) passed the U.S. House of Representatives by a 228-164 vote December 4, 2020. The MORE Act would impose an excise tax on the sale or other disposition of cannabis products. Initially, the excise tax rate would be set at the rate of five percent of the product’s sale price for the first two years after the law went into effect. After that, the excise tax rate would increase by one percentage point annually until it increased to eight percent in the fifth year after the law went into effect. The MORE Act would also remove marijuana from the CSA so that state-legal cannabis businesses would no longer be subject to Section 280E of the Code. The prior Senate session did not consider this legislation and it is unclear whether the MORE Act will be reintroduced. If reintroduced and enacted into law, it is unclear whether this legislation would negatively impact our tenants resulting in lease payment defaults.

Liability for uninsured losses could materially and adversely affect our business (including our financial performance and condition).

While the terms of our leases with our tenants generally require property and casualty insurance, losses from disaster-type occurrences, such as earthquakes, hurricanes, floods and weather-related disasters, and other types of insurance, such as landlord’s rental loss insurance, may be either uninsurable or not insurable on economically viable terms, due in part to our properties’ locations, construction types and concentration on the regulated cannabis industry. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties, which could materially and adversely affect our business (including our financial performance and condition).

If our properties’ access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties.

In order to lease some of the properties that we own, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our business (including our financial performance and condition).

Indoor cultivation of cannabis requires significant power for growing lights and ventilation and air conditioning to remove the hot air generated by the growing lights. While outdoor cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that most of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants’ crops and processing capabilities, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could materially and adversely affect our business (including our financial performance and condition).

Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities.

Insurance that is otherwise readily available, such as workers’ compensation, general liability and directors’ and officers’ insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance or with less insurance than we would prefer, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

We may purchase properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which could have a material adverse effect on our business (including our financial performance and condition).

We are an “emerging growth company,” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.

We are an “emerging growth company” under the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

For as long as we remain an emerging growth company, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

•	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

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comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold stockholder advisory votes on executive compensation.

Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per-share trading price of our common stock could decline and may be more volatile.

We have elected to use the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common shares less attractive to investors.

The JOBS Act provides that an emerging growth company can take advantage of exemption from various reporting requirements applicable to other public companies and an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We intend to take advantage of these exemptions and the extended transition periods for adopting new or revised accounting standards and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. We intend to take advantage of these options although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.” We cannot predict whether investors will find our stock less attractive as a result of this election. If some investors find our common shares less attractive as a result of this election, there may be a less active trading market for our common shares and our stock price may be more volatile.

We will incur significant new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an emerging growth company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the OTC and other applicable securities rules and regulations. Compliance with these rules and regulations may significantly increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers’ attention may be diverted from other business concerns, which could adversely affect our business (including our financial performance and condition). Furthermore, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate theses costs with any degree of certainty. We could be an emerging growth company for up to five full fiscal years, although circumstances could cause us to lose that status earlier as discussed above, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business (including our financial performance and condition) may be adversely affected.

We will be subject to the requirements of the Sarbanes-Oxley Act.

As long as we remain an emerging growth company, we will be permitted to comply gradually with certain of the ongoing reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See “Risk Factors—Risks Related to Our Business— We are an “emerging growth company,” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.”

Management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which the registration statement (of which this prospectus forms a part) relating to this offering becomes effective. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Sections 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock and significant harm to our reputation.

Risks Related to Regulation

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

Cannabis is a Schedule I controlled substance under the CSA. Even in those jurisdictions in which cannabis has been legalized at the state level, the possession, distribution, cultivation, manufacture and use of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. U.S. federal law does not differentiate between “medical cannabis,” “retail cannabis,” “adult-use cannabis” and any other designations that state or local law may apply to cannabis. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating federal laws, including those regarding controlled substances, or conspire with another to violate them, and violating the federal cannabis laws is also a predicate for certain other crimes under anti-money laundering laws or the Racketeer Influenced and Corrupt Organizations Act (the “RICO Act”). The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

In January 2018, the then-acting U.S. Attorney General Jeff Sessions issued a memorandum (the “Sessions Memo”) rescinding certain prior memoranda, including the so-called “Cole Memo” issued on August 29, 2013 under the Obama Administration. The Cole Memo had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In rescinding the Cole Memo, DOJ instructed its prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutions when deciding whether to pursue prosecutions related to cannabis activities. As a result, under the Sessions Memo—which technically remains in effect—federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws against the regulated cannabis industry generally, including our tenants and us.

Furthermore, President Biden’s new Attorney General, Merrick Garland, who was confirmed to that position on March 10, 2021, has not yet provided a clear policy directive for the U.S. as it pertains to state-legal cannabis-related activities. It is not yet known whether the DOJ under President Biden and Attorney General

Garland will re-adopt the Cole Memo (or another similar policy) or whether it will announce a substantive cannabis enforcement policy which may result in DOJ increasing its enforcement actions against the regulated cannabis industry, including our tenants and us.

Congress previously enacted an omnibus spending bill that includes a provision prohibiting the DOJ (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. Commonly referred to as the “Rohrabacher-Blumenauer Amendment,” this so-called “rider” provision has been appended to the Consolidated Appropriations Acts for fiscal years 2015, 2016, 2017, 2018, and 2019. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. On December 27, 2020, Congress passed an omnibus spending bill that again included the Rohrabacher-Blumenauer Amendment, extending its application until September 30, 2021. However, there is no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

Furthermore, while we target the acquisition of medical-use and adult-use cannabis facilities, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants currently (and additional tenants may in the future) cultivate, process and/or dispense adult-use cannabis as well as medical-use cannabis in our facilities, as permitted by state and local laws now or in the future, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks as compared to facilities where cannabis is cultivated exclusively for medical use, including not providing protection under the Congressional spending bill provision.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ’s rescission of the Cole Memo, supplemental guidance from the DOJ issued under the Obama administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. This supplemental guidance was followed by the February 14, 2014 FinCEN Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Under these guidelines, financial institutions must submit a Suspicious Activity Report in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories—cannabis limited, cannabis priority, and cannabis terminated—based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Although the Sessions Memo rescinded the Cole Memo, the FinCEN Memorandum technically remained intact during President Trump’s administration; however, it is unclear whether the current administration will continue to follow the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

Federal prosecutors have significant discretion to investigate and prosecute suspected violations of federal law and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis operations. Any change in the federal government’s enforcement posture with respect to state-licensed cannabis operations, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the U.S., which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government’s enforcement position, we could be subject to criminal prosecution, which could impact our ability to operate and could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Our existing leases at our properties do not, and we expect that leases that we enter into with future tenants at other properties we acquire will not, prohibit cannabis operations for adult-use that is permissible under state and local laws where our facilities are located and certain of our tenants are currently engaged in operations in the adult-use cannabis industry, which may subject our tenants, us and our properties to different and greater risks, including greater prosecution risk for aiding and abetting violation of the CSA and federal laws governing money laundering. For example, the prohibition in the current omnibus spending bill that prohibits the DOJ from using funds appropriated by Congress to prevent states from implementing their medical-use cannabis laws does not extend to adult-use cannabis laws. In addition, while we may purchase properties in states that only permit medical-use cannabis at the time of acquisition, such states may in the future authorize by state legislation or popular vote the legalization of adult-use cannabis, thus permitting our tenants to engage in adult-use cannabis operations at our properties. For example, Arizona, California, Illinois and Massachusetts permit licensed adult-use cannabis operations, and our leases with tenants in those states allow for adult-use cannabis operations to be conducted at the properties in compliance with state and local laws.

New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

We have acquired and are targeting for acquisition properties that are owned by state-licensed cannabis operators. Relevant state or local laws may be amended or repealed, or new laws may be enacted in the future to eliminate existing laws permitting cannabis operations. If our tenants were forced to close their operations, we would need to replace those tenants with tenants who are not engaged in the cannabis industry, who most likely will pay significantly lower rents. Moreover, any changes in state or local laws that reduce or eliminate the ability to conduct cannabis operations would likely result in a high vacancy rate for the kinds of properties that we seek to acquire, which would depress our lease rates and property values. In addition, we would realize an economic loss on any and all improvements made to properties that were specific to the cannabis industry.

For example, in connection with the Centers for Disease Control and Prevention identifying cases of vaping-related lung injuries, certain state and local governments had instituted temporary bans. In addition to litigation and reputational risks surrounding vaping-related lung injuries, bans or heightened regulations could have a material adverse impact on our tenants’ operations in those states and localities where such a ban or other restrictive regulation has been implemented.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use and adult-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use and adult-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the cannabis operations, numerous factors impact the legislative process. For example, many states that voted to legalize medical-use and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use and adult-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, not strictly enforcing regulations for non-licensed cannabis operators, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our tenants, to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of medical-use and adult-use cannabis, which could harm our business prospects.

FDA regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which would directly affect our business (including our financial performance and condition).

Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938 or under the Public Health Service Act. Additionally, the FDA may issue rules, regulations, or guidance including certified good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. If regulated by the FDA as a drug, clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations or enforcement actions are imposed, we do not know what the impact this would have on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.

We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by FinCEN clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. However, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. Prior to the DOJ’s announcement in January 2018 of the rescission of the Cole Memo and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It remains unclear what impact the rescission of the Cole Memo or the recent change in presidential administration will have, but it remains possible that federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated medical-use and adult-use cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The terms of our leases require that our tenants make rental payments via check or wire transfer. Only a small percentage of financial institutions in the U.S. currently provide banking services to licensed cannabis operators. The inability of our current and potential tenants to open accounts and continue using the services of banks will limit their ability to enter into triple-net lease arrangements with us or may result in their default under our lease agreements, either of which could materially harm our business (including our financial performance and condition) and the trading price of our securities.

In addition, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants’ ability to finance their operations and growth through the capital markets.

In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the U.S. House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, our inability, or limitations on our ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct its business as planned or to operate efficiently.

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of the property as a cannabis cultivation, processing or dispensing facility, which if successful, could materially and adversely affect our business (including our financial performance and condition).

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of our properties for cannabis cultivation, processing or dispensing, including assertions that the use of the property constitutes a nuisance that diminishes the market value of such owner’s nearby property. Such property owners may also attempt to assert such a claim in federal court as a civil matter under the RICO Act. If a property owner were to assert such a claim against us, we may be required to devote significant resources and costs to defending ourselves against such a claim, and if a property owner were to be successful on such a claim, our tenants may be unable to continue to operate their business in its current form at the property, which could materially and adversely impact the tenant’s business and the value of our property, our business (including our financial performance and condition) and the trading price of our securities.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the “equitable sharing program.” Under this new policy directive, federal authorities may adopt state and local forfeiture cases and prosecute them at the federal level, allowing for state and local agencies to keep up to 80% of any forfeiture revenue. This policy directive represents a reversal of the DOJ’s policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive may lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the medical-use and adult-use cannabis facilities that we have acquired and intend to acquire, our investment in those properties may be lost.

We may have difficulty accessing bankruptcy courts.

As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on us or our tenants.

The properties that we own are subject to extensive regulations, which may result in significant costs and materially and adversely affect our business (including our financial performance and condition), liquidity and results of operations.

Our properties are and other properties that we expect to acquire will be subject to various laws and regulatory requirements. For example, local property regulations, including restrictive covenants of record, may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation, processing or dispensing of medical-use and adult-use cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Our failure to obtain such regulatory approvals could have a material adverse effect on our business (including our financial performance and condition), liquidity and results of operations. Furthermore, we cannot assure you that the regulatory requirements and statutory prohibitions relating to properties used in cannabis operations will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional prohibition or costs.

Risks Related to Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all (which such financing source risk may be more pronounced in the cannabis industry due to financial and regulatory constraints).

We expect to acquire additional real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the cannabis industry, changes in market conditions for the regulated cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our current and potential future earnings. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation, production or dispensing of cannabis. If this source of funding is unavailable to us, our growth may be limited.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future business (including our financial performance and condition), which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business (including our financial performance and condition), including our growth prospects.

In addition, securities clearing firms may refuse to accept deposits of our securities, which may negatively impact the trading of our securities and have a material adverse impact on our ability to obtain capital.

We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our shareholders.

Although we currently have no outstanding indebtedness, subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our board of directors may significantly increase the amount of leverage we utilize at any time. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

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our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

•	we may be unable to borrow additional funds as needed or on favorable terms, or at all;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	our default under any loan with cross default provisions could result in a default on other indebtedness;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

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we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, shareholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification or other purposes; and

•	we may be unable to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all. There can be no assurance that a leveraging strategy will be successful.

If any one of these events were to occur, our business (including our financial performance and condition) and our ability to make distributions to our shareholders could be materially and adversely affected.

Any lending facilities will likely impose restrictive covenants.

Although we do not have plans to enter into any lending facilities at this time, any lending facilities which we enter into would be expected to contain, customary negative covenants and other financial and operating covenants, that among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, make distributions to our shareholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, such restrictions could also make it difficult for us to satisfy the qualification requirements necessary to maintain our qualification as a REIT.

Risks Related to Our Organization and Structure

Our senior management team manages our portfolio subject to very broad investment guidelines.

Our senior management team has broad discretion over our investments, and our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in periodic filings with the SEC. We rely on the senior management team’s ability to execute acquisitions and dispositions of cannabis-related facilities, subject to the oversight and approval of our board of directors. Our senior management team is authorized to pursue acquisitions and dispositions of real estate investments in accordance with very broad investment guidelines, subject to approval of our board of directors.

We are dependent on our key personnel for our success.

We depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team, and our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our business (including our financial performance and condition). If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our senior management team’s ability to hire and retain highly skilled personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our common stock may decline.

Certain of our stockholders have the right to nominate members of our board of directors.

We have entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with certain of our stockholders, pursuant to which the stockholders party thereto have certain rights with respect to the nomination of members to our board of directors. As a result, our other stockholders may have a limited ability to influence the composition of our board of directors. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Our board of directors may change our investment objectives and strategies without stockholder consent.

Our board of directors determines our major policies, including with regard to financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and Maryland General Corporation Law (the “MGCL”), our stockholders generally have a right to vote only on the following matters:

•	the election or removal of directors;

•	the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

•	change our name;

•	change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

•	increase or decrease the aggregate number of shares of stock that we have the authority to issue;

•	increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

•	effect certain reverse stock splits;

•	our liquidation and dissolution; and

•	our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Certain provisions of Maryland law could inhibit changes in control.

Under the MGCL, “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as: (a) any person who beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, or held by an affiliate or associate of the interested stockholder unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

A Maryland corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons).

The “control share” provisions of the MGCL provide that, subject to certain exceptions, a holder of “control shares” of a Maryland corporation (defined as shares which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

The “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL (“Subtitle 8”), permit the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act to, without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement certain takeover defenses, including the ability to classify the board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws – Subtitle 8, also known as Maryland Unsolicited Takeover Act.”

These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Severance provisions included in our employment agreements with our executive officers could be costly and prevent a change in our control.

The employment agreements that we entered into with our executive officers include severance provisions, which provide that, if their employment with us terminates under certain circumstances (including after a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Because of our holding company structure, we depend on our operating partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be OP units and the general partnership interests in our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership’s subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full. Furthermore, U.S. bankruptcy courts have generally refused to grant bankruptcy protections to cannabis businesses.

Our operating partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

As of the date of this prospectus, we are the sole general partner of our operating partnership and own, directly or through subsidiaries, approximately 98% of the outstanding OP units. We may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our operating partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company.

The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law. Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers and our stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, manager, member or partner of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed only upon the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors. Upon the effectiveness of our Subtitle 8 election, discussed below in “Certain Provisions of Maryland Law and of Our Charter and Bylaws – Subtitle 8, also known as Maryland Unsolicited Takeover Act,” vacancies on the board of directors may be filled only by a vote of the majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.

To qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In order for us to remain qualified as a REIT under the Code, the relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 7.5% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or more than 7.5% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock. These ownership limits and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We plan to continue to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We engage primarily in the business of investing in real estate and we have not and do not intend to register as an investment company under the Investment Company Act. If our primary business were to change in a manner that would require us register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to the Merger

We may fail to realize the anticipated benefits of the Merger.

On March 17, 2020, we consummated the Merger pursuant to which we combined our company with the Target and integrated our business with the Target’s operations. See “Business and Properties—The Merger.” The long-term success of the Merger will depend on, among other things, our ability to continue to combine the businesses in a manner that facilitates growth opportunities. We may not successfully combine the businesses in a manner that permits the benefits of the Merger to be realized, including any anticipated growth. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.

Specifically, the following issues, among others, must continue to be addressed in integrating the operations in order to realize the anticipated benefits of the Merger:

•	combining and harmonizing the real estate portfolios, internal controls and other policies, procedures and processes; and

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maintaining existing agreements with tenants, vendors or other third parties, avoiding delays in entering into new agreements with prospective tenants, vendors or other third parties, and leveraging relationships with such third parties.

An inability to realize the full extent of the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect upon our business (including our financial performance and condition). In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth, if achieved, may be lower than what we expect and may take longer to achieve than anticipated.

Additionally, at times the attention of our management may be focused on the integration of the businesses and diverted from day-to-day business operations or other opportunities that may have been beneficial to our company.

Risks Related to Our Securities

The market price and trading volume of our common stock may be volatile.

The market price for our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate, resulting in significant price variations.

Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of our common stock include, among others:

•	our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

•	changes in government policies, regulations or laws;

•	the performance of our current properties and additional properties that we acquire;

•	our ability to make acquisitions on preferable terms or at all;

•	additional equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

•	actual or anticipated accounting problems;

•	publication of research reports about us, the real estate industry or the cannabis industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we may incur in the future;

•	interest rate changes;

•	additions to or departures of our senior management team;

•	speculation in the press or investment community or negative press in general;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

•	failure to maintain our qualification as a REIT;

•	changes in tax laws;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	refusal of securities clearing firms to accept deposits of our securities;

•	the realization of any of the other risk factors presented in this prospectus;

•	actions by institutional stockholders;

•	price and volume fluctuations in the stock market generally; and

•	market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.

Market factors unrelated to our performance could also negatively impact the market price of our common stock and preferred stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock.

We may face liquidity risks.

There is currently no public market for our common stock. Trading of our common stock on the OTCQX is expected to commence following the pricing of this offering. No assurance can be given as to (i) the likelihood that an active market for common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of OP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

Subject to applicable law, our board of directors, without stockholder approval, may authorize us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common or preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into common or preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. If any preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Additionally, from time to time we also may issue shares of our common stock or OP units in connection with property acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or OP units, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

Pursuant to the Registration Rights Agreement, shares of our common stock outstanding prior to the completion of this offering, including shares of our common stock issuable in exchange for OP units, may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Transactions—Registration Rights Agreement.”

We cannot assure you of our ability to make distributions in the future.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”)), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We may not continue our current level of distributions to stockholders. Our board of directors will determine future distributions based on a number of factors, including cash available for distribution, economic conditions, operating results, our financial condition, especially in relation to our anticipated future capital needs, then current expansion plans, the distribution requirements for REITs, and other factors our board deems relevant. In addition, we may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations.

Our charter permits us to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.

Our organizational documents permit us to make distributions from any source. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use our cash on hand, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions, some of which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties, future issuances of securities or cash on hand, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of common stock and preferred stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions.

The market price of our common stock could be materially and adversely affected by our level of cash distributions.

The market value of our common stock is based upon the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or re-financings, as well as based upon the real estate market value of our underlying assets. If investors primarily focus on growth and cash distributions, our stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our common stock.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the cannabis real estate sector, the price of our common stock could decline.

The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

Risks Related to Our Taxation as a REIT

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders and have significant adverse consequences on the market price of our common stock.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2019. We believe that we have been organized and operated in such a manner as to remain qualified for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and intend to continue to operate in such a manner in the future. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the “Service”) that we remain qualified as a REIT, and the statements in this report are not binding on the Service or any court. Qualification as a REIT involves the application of highly technical and complex Code provisions and regulations promulgated by the U.S. Treasury Department thereunder (“Treasury Regulations”) for which there are limited judicial and administrative interpretations. Accordingly, we cannot provide assurance that we will remain qualified as a REIT.

To remain qualified as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions to stockholders. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to remain qualified as a REIT. Thus, while we intend to operate in a manner to remain qualified as a REIT, in view of the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we cannot provide assurance that we will so qualify for any particular year. These considerations also might restrict the types of income we can realize, or assets that we can acquire in the future.

If we fail to remain qualified as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates (and possibly increased state and local taxes. We will not be able to deduct distributions to our stockholders in any year in which we fail to qualify, nor will we be required to make distributions to our stockholders. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. If we fail to remain qualified as a REIT, all distributions to stockholders, to the extent of current and accumulated earnings and profits, will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributions may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Furthermore, if we fail to remain qualified as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

To remain qualified as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gain) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we can provide no assurances that we will have sufficient cash or other liquid assets to meet these requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts. In addition, if the Service were to disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed cannabis tenants, are primarily or vicariously liable for “trafficking” a Schedule 1 substance (cannabis) under Section 280E of the Code or otherwise, we would be unable to meet the distribution requirements and would fail to remain qualified as a REIT. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.

We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur U.S. federal income tax, U.S. federal excise tax and/or our REIT status may be jeopardized.

If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur U.S. federal income tax and jeopardize our REIT status.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year “in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any State in which such trade or business is conducted.” Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of medical-use and adult-use cannabis products. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of medical-use and adult-use cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants likely will be subject to Section 280E of the Code. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for “trafficking” a Schedule 1 substance (cannabis) under Section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E of the Code to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to remain qualified as a REIT. Because we are not engaged in the purchase and/or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E of the Code, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E of the Code. However, there is no assurance that the Service will not take such a position either currently or in the future.

We could face adverse tax consequences if the Target failed to qualify as a REIT prior to the merger.

In connection with the closing of the Merger, we received an opinion of counsel to the effect that the Target qualified as a REIT for U.S. federal income tax purposes through the time of the Merger. However, we did not request a ruling from the Service that the Target qualified as a REIT. Notwithstanding the opinion of counsel, if the Service successfully challenged the Target’s REIT status prior to the Merger, we could face adverse tax consequences, including:

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succeeding to the Target’s liability for U.S. federal income taxes at regular corporate rates for the periods in which the Target failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods);

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succeeding to any built-in gain on the Target’s assets, for which we could be liable for U.S. federal income tax at regular corporate rates, if we were to recognize such gain in the five-year period following the merger; and

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succeeding to the Target’s earnings and profits accumulated during the periods in which the Target failed to qualify as a REIT, which we would be required to distribute to our shareholders in order to satisfy the REIT distribution requirements and avoid the imposition of any excise tax.

As a result, we would have less cash available for operations and distributions to our shareholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To remain qualified as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. If we fail to comply with these asset requirements at the end of any calendar quarter, we generally must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forego taking actions that we would otherwise consider advantageous. For instance, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

In certain circumstances, even if we qualify as a REIT, we and our subsidiaries may be subject to certain U.S. federal, state and other taxes, which would reduce our cash available for distribution to our stockholders.

Even we have qualified and continue to qualify as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. There is a safe harbor from this penalty tax for property that is held for certain time periods, but there can be no assurance that property sales have qualified or will qualify for this safe harbor. If a sale does not qualify for the safe harbor, then the sale is evaluated based on all of the facts and circumstances. In addition, if we were to sell property that the Target owned as a C corporation prior to January 1, 2025, then the combined company would be required to pay corporate income tax on the built-in gain on such property as of January 1, 2020, which built-in gain is estimated to be less than $35,000. Any U.S. federal, state or other taxes the combined company pays will reduce its cash available for distribution to stockholders.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends (other than capital gain dividends) payable by REITs, however, generally are not eligible for the reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our common stock.

Non-corporate stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026. If we fail to remain qualified as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations, or to offset such transactions, with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions likely will be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We purchase many properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Service could challenge such characterization. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification “asset tests” or the “income tests” and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect, and may adversely affect us and our stockholders. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.

Additional changes to the tax laws are likely to continue to occur. We cannot predict the long-term effect of any recent or future tax law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

Risks Related to General and Other Factors

The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation.

We rely on technology to run our business, and as such we are subject to risk from cyber incidents, including cyberattacks attempting to gain unauthorized access to our systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we have implemented measures to help mitigate these threats, such measures cannot guarantee that we will be successful in preventing a cyber incident. The occurrence of a cyber incident or cyberattack could disrupt our operations, compromise the confidential information of our employees or tenants, and/or damage our business relationships and reputation.

We cannot predict every event and circumstance that may affect our business, and therefore, the risks and uncertainties discussed herein may not be the only ones you should consider.

We are aware of a limited number of other publicly-traded REITs that focus on the acquisition and ownership of cannabis facilities. Therefore, we may encounter risks of which we are not aware at this time, which could have a material adverse impact on our business (including our financial performance and condition).

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance, leasing rental rates, future dividends and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believe,” “continue,” “could,” “expect,” “may,” “will,” “should,” “would,” “seek,” “approximately,” “intend,” “plan,” “pro forma,” “estimates” “forecast,” “project,” or “anticipate” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the impact of the COVID-19 pandemic, or future pandemics, on us, our business, our tenants, or the economy generally;

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actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

•	the impact of the Merger, including our ability to integrate businesses;

•	our status as an emerging growth company and a smaller reporting company;

•	general economic conditions;

•	adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

•	other factors affecting the real estate industry generally;

•	the competitive environment in which we operate;

•	the estimated growth in and evolving market dynamics of the regulated cannabis market;

•	the expected medical-use or adult-use cannabis legalization in certain states;

•	shifts in public opinion regarding regulated cannabis;

•	the additional risks that may be associated with certain of our tenants cultivating adult-use cannabis in our cultivation facilities;

•	the risks associated with the development of cultivation centers and dispensaries;

•	our ability to successfully identify opportunities in target markets;

•	our lack of operating history;

•	our tenants’ lack of operating history;

•	the concentration of our tenants in certain geographical areas;

•	our failure to generate sufficient cash flows to service any outstanding indebtedness we may incur in the future;

•	defaults on, early terminations of or non-renewal of leases by tenants, including significant tenants;

•	our failure to acquire the properties in our identified pipeline successfully, on the anticipated timeline or at the anticipated costs;

•	our failure to properly assess employment growth or other trends in target markets and other markets in which we seek to invest;

•	lack or insufficient amounts of insurance;

•	bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

•	our access to certain financial resources, including banks and other financial institutions;

•	our failure to successfully operate acquired properties;

•	our ability to operate successfully as a public company;

•	our dependence on key personnel and ability to identify, hire and retain qualified personnel in the future;

•	conflicts of interests with our officers and/or directors stemming from their fiduciary duties to other entities, including our operating partnership;

•	our failure to obtain necessary outside financing on favorable terms or at all,;

•	fluctuations in interest rates and increased operating costs;

•	financial market fluctuations;

•	general volatility of the market price of our common stock;

•	changes in GAAP;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	our failure to maintain our qualification as a REIT for federal income tax purposes; and

•	changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section titled “Risk Factors.”

USE OF PROCEEDS

After deducting the placement agent fees and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

We intend to contribute the net proceeds from this offering to our operating partnership in exchange for OP units and our operating partnership intends to use the net proceeds received from us to acquire our target assets in a manner consistent with our investment strategy.

Pending application of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to remain qualified for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

DISTRIBUTION POLICY

We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT. We intend to pay regular quarterly dividends, but as discussed below, all dividends are subject to the approval of our board of directors consistent with Maryland law and there can be no assurance over the timing, frequency or amount of any dividends. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material Federal Income Tax Considerations.” To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we generally intend to make quarterly distributions to holders of our common stock, beginning at such time as our board of directors determines that we have sufficient cash flow to do so, over time in an amount equal to our taxable income. Although we anticipate making quarterly distributions to our stockholders over time, our board of directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. Although not currently anticipated, in the event that our board of directors determines to make distributions in excess of the income or cash flow generated from our portfolio of assets, we may make such distributions from the proceeds of this or future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash that we have available for investing and other purposes. For more information, see “Material Federal Income Tax Considerations—Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We cannot assure you that our distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially and adversely affect our actual results of operations, see “Risk Factors.”

CAPITALIZATION

The following table sets forth (i) the historical consolidated capitalization of our company as of March 31, 2021 on an actual basis and (ii) our unaudited pro forma capitalization on an as adjusted basis to give effect to this offering and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of March 31, 2021
	Historical (Unaudited)	Pro Forma as Adjusted
Cash and cash equivalents
Total Liabilities
Equity:
Preferred stock, $0.01 par value per share 100,000,000 shares authorized, 125 shares issued and outstanding actual; no shares outstanding, as adjusted(1)
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 17,455,599 shares issued and outstanding (historical) and shares issued and outstanding (pro forma as adjusted)(2)
Additional paid-in capital
Non-controlling interest in our operating partnership
Total Equity
Total capitalization

(1)	The 125 shares of our 12.5% Series A Redeemable Cumulative Preferred Stock were redeemed on April 6, 2021 and are no longer outstanding.
(2)

Includes (a) 17,329,964 shares of our common stock outstanding prior to completion of this offering; (b) 125,635 shares of common stock underlying 125,635 restricted stock units and (c)          shares of our common stock to be issued in this offering. Excludes (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (c) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us and (d)          shares of our common stock available for future issuance under the Equity Incentive Plan.

DILUTION

Investors in our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

At March 31, 2021, we had a net tangible book value of approximately $         million, or $         per share, held by existing stockholders. After giving effect to the sale of our common stock in this offering and the application of the net proceeds received by us from this offering, the pro forma net tangible book value as of March 31, 2021 attributable to common stockholders would have been approximately $         million, or $         per share of common stock. This amount represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share from the assumed public offering price of $         per share of common stock to our new investors. The following table illustrates this per-share dilution.

Assumed initial public offering price per share of our common stock(1)		$
Net tangible book value per share before this offering, as of March 31, 2021(2)	$
Increase in pro forma net tangible book value per share after this offering(3)

Pro forma net tangible book value per share after this offering(4)

Dilution in pro forma net tangible book value per share to new investors(5)		$

(1)	Based on a price per share equal to the midpoint of the price range set forth on the front cover of this prospectus.
(2)

Net tangible book value per share of our common stock before this offering, as of March 31, 2021, is determined by dividing the net book value of tangible assets at March 31, 2021 (consisting of total assets less intangible assets, which are comprised of             ) by the number of shares of our common stock to be held by the existing stockholders prior to the completion of this offering (includes 125,635 shares of common stock underlying 125,635 restricted stock units and excludes (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement and (c) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us).

(3)

The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the net tangible book value per share before this offering (see footnote (2) above) from (b) the pro forma net tangible book value per share following this offering (see footnote (5) below).

(4)

Based on pro forma net tangible book value of approximately $         million divided by the sum of          shares of our common stock to be outstanding after this offering, including 125,635 shares of common stock underlying 125,635 restricted stock units and not including (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (c)          shares of our common stock available for future issuance under the Equity Incentive Plan and (d) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us.

(5)

Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering from the initial public offering price per share paid by a new investor in this offering.

Differences Between New Investors and Existing Stockholders

The following table summarizes, as of March 31, 2021, the differences between the average price per unit paid by our existing stockholders and by new investors purchasing shares of our common stock in this offering (at an assumed initial price per share of $        , which is the midpoint of the price range set forth on the front cover of this prospectus), before deducting placement agent fees and estimated offering expenses payable by us in this offering.

	Shares Issued/ Granted(1)			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders			%			%	$
New Investors							$
Total		100%			100%

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled “Cautionary Statement Regarding Forward-Looking Statements.” Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see “Risk Factors.”

Overview

We are an internally-managed REIT and a leading provider of real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations.

On March 17, 2021, we completed the acquisition of a separate company that owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry (see “The Merger” below). As of March 31, 2021, we owned a geographically diversified portfolio consisting of 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded.

We derive substantially all of our revenue from rents received from single tenants of each of our properties under triple-net leases. Our triple-net leases obligate the tenant for all of the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations. Our leases also typically include annual rent escalations (typically within the range of 2-3%) as a set percentage or based on an inflation index, which provides us with contractual revenue growth and inflation-protected returns. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

Our business strategy includes the acquisition of additional properties utilized in the cannabis industry as well as the provision of capital to our tenants for the development and expansion of our properties. As of the date of this prospectus, we have aggregate unfunded commitments to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Our letter of intent sets forth only general terms, which are subject to further negotiation and modification and neither we nor any potential seller has any obligation to negotiate further or pursue a transaction pursuant to any letter of intent. As of March 31, 2021, we had no debt. While we expect to initially utilize uncommitted cash to fund acquisitions, we expect in the future to seek additional equity capital and various forms of debt financing to increase our growth prospects.

We were incorporated in Maryland on April 9, 2019. We conduct our business through a traditional umbrella partnership REIT structure, in which properties are owned by an operating partnership, directly or through subsidiaries. We are the sole general partner of our operating partnership and immediately prior to the consummation of this offering, own approximately 98% of the OP units. We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT. As of the date of this prospectus, we have six full-time employees.

The Merger

On March 17, 2021, we consummated a merger pursuant to which we combined our company with a separate company, or the Target, that owned a portfolio of industrial and retail properties utilized in the cannabis industry, and renamed ourselves “NewLake Capital Partners, Inc.” Upon completion of the Merger, we owned 24 properties across nine states, and became one of the largest REITs in the cannabis industry. We consummated the Merger and combined businesses with the Target to, among other things, benefit from increasing economies of scale as we continue to grow, and as part of our evolution toward entering the public markets. In connection with the Merger, we also entered into various arrangements and agreements with certain of our significant stockholders, including director nomination rights. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for more information about these director nomination rights. The Merger will be treated as an asset acquisition, and we will be treated as the accounting acquiror.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend on the rental revenue we receive from the properties that we own, the timing of lease expirations, general market conditions, the regulatory environment in the cannabis industry, and the competitive environment for real estate assets that support the cannabis industry.

COVID-19

Throughout 2020 and to date, the ongoing COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. Many countries, including the U.S., have instituted quarantines, mandated business and school closures and restricted travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. COVID-19 (or a future pandemic) could have material and adverse effects on our tenants and their operations, and in turn on our business.

Rental Revenues

We receive income from rental revenue generated by the properties that we own and expect to acquire. The amount of rental revenue depends upon a number of factors, including:

•	Our ability to enter into leases with increasing or market value rents for the properties that we own; and

•	Rent collection, which primarily relates to each of our current and future tenant’s or guarantor’s financial condition and ability to make rent payments to us on time.

The properties that we own consist of real estate assets that support the cannabis industry. Changes in current favorable state or local laws in the cannabis industry may impair our ability to renew or re-lease properties and the ability of our tenants to fulfill their lease obligations and could materially and adversely affect our ability to maintain or increase rental rates for our properties.

Conditions in Our Markets

Positive or negative changes in regulatory, economic or other conditions and natural disasters in the markets where we acquire properties may affect our overall financial performance.

Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, as well as would-be tenants, cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for cannabis cultivation, production or dispensary operations. Competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we own and expect to acquire, which would adversely affect our financial results.

Financial Performance and Condition of Our Tenants

As of March 31, 2021, all of our rental revenues were derived from six tenants. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor. Our revenues are, therefore, dependent on our tenants (and related guarantors) to meet their respective obligations to us. Our tenants operate in the regulated cannabis industry, which is an evolving and highly regulated space. Further, because the regulated cannabis industry is a relatively new space, some of our existing tenants have limited operating histories and may be more susceptible to payment and other lease defaults. Thus, our operating results will be significantly impacted by the ability of our tenants to achieve and sustain positive financial results.

Triple-net Leases; Operating Expenses

Our triple-net leases obligate the tenant for all of the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations. Our leases also typically include annual rent escalations (typically within the range of 2-3%) as a set percentage or based on an inflation index, which provides us with contractual revenue growth and inflation-protected returns. Since inception, we have collected 100% of rent due, with no deferrals or abatements. Our operating expenses include general and administrative expenses, including personnel costs, legal, accounting, and other expenses related to corporate governance. Once publicly-traded, we will experience an increase in expenses related to reporting and compliance with the various provisions of U.S. securities laws. We generally expect to structure our leases so that the tenant is responsible for real estate taxes, maintenance, insurance, and structural repairs with respect to the premises throughout the lease term. Increases or decreases in such operating expenses will impact our overall financial performance.

Our Ability to Integrate the Operations of the Target Acquired in the Merger

The long-term success of the Merger will depend on, among other things, our ability to continue to combine the businesses with the Target in a manner that facilitates growth opportunities. We may not successfully combine the businesses in a manner that permits the benefits of the Merger to be realized, including any anticipated growth. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, we could incur higher expenses in the near term, in connection with integrating the combined operations.

Results of Operations

We were formed in April 2019 and acquired four properties in October 2019. We acquired one additional property in each of December 2019 and August 2020. In November 2020, we sold one property that we acquired in October 2019.

Comparison of the Year Ended December 31, 2020 and the Period Ended December 31, 2019 (in thousands)

	Year ended December 31, 2020	Period ended December 31, 2019	Increase (decrease)
Rental income	$11,663	$874	$10,789
Expenses:
Management internalization costs	12,360	—	12,360
Stock based compensation	4,721	4	4,717
General and administrative	4,057	1,552	2,505
Depreciation	2,603	192	2,411
Organization costs	—	100	(100)

Total expenses	23,741	1,848	21,893

Loss from operations	(12,078)	(974)	11,104
Other income:
Interest income	153	537	(384)
Gain on sale of real estate	1,491	—	1,491

Total other income	1,644	537	1,107

Net loss and other comprehensive loss	(10,434)	(437)	9,997
Preferred stock dividend	(15)	—	15
Net income attributable to non-controlling interests	(234)	—	234

Net loss and other comprehensive loss attributable to common stockholders	$(10,683)	$(437)	$(10,246)

Revenues

Rental income for the year ended December 31, 2020 increased by approximately $10.8 million, to approximately $11.7 million, compared to approximately $0.9 million for the period ended December 31, 2019. The increase in rental revenue was attributable to:

•	The five properties we acquired in 2019 generated approximately $8.8 million of rental revenue in 2020, compared to approximately $0.9 million in 2019, an increase of approximately $7.9 million; and

•	Our Mount Dora, Florida property, which we acquired in August 2020, generated approximately $2.9 million of rental income in 2020.

Expenses

Management Internalization Costs.

Beginning with our formation in April 2019, we were externally managed by GreenAcreage Management LLC (the “Manager”). On July 15, 2020, our investment management function and business of the Manager were internalized into our operating partnership and we became internally-managed (the “Internalization”). In connection with the Internalization, we, the Manager and certain other parties entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Manager contributed the assets comprising its business and function, including the Management Agreement, to our operating partnership in consideration for OP units representing a 5.5% ownership interest in our operating partnership as of the date of the Internalization. Following the Internalization, we began to compensate our employees directly and no further fees were, or will be, paid to the Manager under the Management Agreement. To effectuate the Internalization, our operating partnership issued an aggregate of 419,798 OP units valued at $8.4 million, using the most recently issued stock price at the time of the Internalization, to GreenAcreage Management Owner LLC and incurred $0.9 million in legal, severance and professional costs.

In connection with the closing of the Internalization, HG Vora exercised its right to contribute to us its option to purchase a 26.7% interest in GreenAcreage Management Owner LLC (the sole owner of the Manager) in exchange for 152,654 shares of our common stock, valued at $3.1 million, using the most recently issued stock price at the time of the Internalization, and representing a 2.0% fully diluted ownership interest in our common stock (immediately following the exchange and prior to the completion of this offering).

The following table summarizes costs related to the Internalization for the year ended December 31, 2020 (in thousands):

Non-controlling OP units issued in connection with the Internalization (419,798 OP units)	$8,396
Shares issued to HG Vora in connection with the Internalization (152,654 shares of common stock)	3,053
Other legal, severance, and professional costs	911

Total Internalization Costs	$12,360

We are now internally-managed.

Stock Based Compensation.

Stock-based compensation expense for the years ended December 31, 2020 and 2019 included approximately $4.7 million and $4 thousand, respectively, of non-cash stock-based compensation. In connection with the Internalization, we issued 791,790 nonqualified stock options to purchase shares of our common stock, valued at approximately $3.9 million, in exchange for the termination of an Incentive Agreement with employees of our former Manager. During 2019 and 2020, we granted 3,000 and 84,327 restricted stock units, respectively, to certain of our officers and directors. Amortization of compensation cost relating to the restricted stock units amounted to approximately $0.8 million and $4 thousand during 2020 and 2019, respectively.

General and Administrative Expense.

General and administrative expense for the year ended December 31, 2020 increased by approximately $2.5 million, to approximately $4.1 million, compared to $1.6 million for the period ended December 31, 2019. The increase in general and administrative expense was primarily due to increased legal and professional fees and operating for a full year.

The following table summarizes general and administrative costs for the year ended December 31, 2020 and period ended December 31, 2019 (in thousands):

	Year ended December 31, 2020	Period ended December 31, 2019
Legal and professional	$1,894	$454
Management fees and reimbursements	1,009	831
Payroll	635	—
Other	519	267

Total	$4,057	$1,552

Depreciation Expense.

Depreciation expense for the year ended December 31, 2020 increased by approximately $2.4 million, to approximately $2.6 million, compared to $0.2 million for the period ended December 31, 2019, due to the acquisition of five properties in the fourth quarter of 2019 and one property in August 2020.

Other.

Interest income declined during the year ended December 31, 2020 compared to the period ended December 31, 2019 due to lower cash balances after we acquired our Mount Dora, Florida property in August 2020 and higher interest rates in 2019.

On November 17, 2020, we sold our Sanderson, Florida property back to the tenant in exchange for 200,000 shares of our common stock and 54,695 OP units. The sale price of approximately $5.4 million was based on the fair value of our common stock and OP units. We recognized a gain on sale of approximately $1.5 million.

The preferred stock dividends of approximately $16 thousand during the year ended December 31, 2020 relate to dividends on our 12.5% Series A Redeemable Cumulative Preferred Stock (the “Series A Preferred Stock”), which we issued in December 2019.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in our financial statements included elsewhere in this prospectus and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	Year ended December 31, 2020	Period ended December 31, 2019
Net cash provided by operating activities	$7,348	$587
Cash used in investing activities	(65,054)	(65,494)
Net cash provided by financing activities	10,422	131,809

Ending cash and cash equivalents	$19,617	$66,901

Cash flows provided by operating activities for the year ended December 31, 2020 and the period ended December 31, 2019 were approximately $7.3 million and $587 thousand, respectively. Cash flows provided by operating activities primarily related to contractual rent and security deposits from our properties, partially offset by general and administrative expenses. Cash flows provided by operating activities increased from 2019 to 2020 primarily due to leases for properties we acquired during these time periods.

Cash flows used in investing activities for the year ended December 31, 2020 and period ended December 31, 2019 were utilized to acquire properties and were approximately $65.1 and $65.5 million, respectively. In connection with the acquisition of our Lincoln, Illinois property in December 2019, we entered into a commitment to reimburse the tenant for up to $10 million of building improvements for the build-out of the property to be completed by the tenant. The $10 million commitment was part of the purchase price and is included in buildings on the accompanying balance sheet as of December 31, 2019. We reimbursed the tenant $10 million (plus incurred an additional approximately $54 thousand in transaction costs) for the improvements during 2020.

Cash flows provided by financing activities for the year ended December 31, 2020 were approximately $10.4 million, primarily related to approximately $15.7 million in net proceeds from our private issuance of common stock, partially offset by approximately $5.2 million in dividend payments to holders of our common stock, as well as distributions to OP units and restricted stock unit holders and Preferred Stock dividends.

Cash flows provided by financing activities for the period ended December 31, 2019 were approximately $131.8 million, primarily related to approximately $131.5 million in net proceeds from the offering of our common stock completed in August 2019.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We expect to use significant cash to acquire additional properties, develop and redevelop existing properties, pay dividends to our stockholders, fund our operations, and meet other general business needs.

Sources and Uses of Cash

We derive substantially all of our revenues from the leasing of our properties. This source of revenue represents our primary source of liquidity to fund our dividends, general and administrative expenses and other expenses related to managing our existing portfolio. Currently, all of our tenants are paying their rent on a timely basis. We raise new capital for property development and redevelopment activities and investing in additional properties. We expect to fund our investment activity generally through equity or debt issuances either in the public or private markets. Where possible, we also may issue OP units to acquire properties from existing owners seeking a tax-deferred transaction. We issued 419,798 OP units in 2020 to purchase GreenAcreage Management Owner LLC as part of the Internalization, but we have not issued any OP units to acquire properties to date.

In August 2019 we issued 7,060,250 shares of our common stock, resulting in net proceeds to us of approximately $131.5 million. In December 2020 we issued 745,241 shares of our common stock, resulting in net proceeds to us of approximately $15.7 million. In January and February 2021, we issued 1,871,932 shares of our common stock, resulting in net proceeds to us of approximately $39.6 million.

We expect to meet our liquidity needs through cash and cash equivalents on hand, cash flows from operations and cash flows from future capital raises. We believe that our liquidity and sources of capital are adequate to satisfy our short and long-term cash requirements. We cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to us in sufficient amounts in the future.

Dividends

We are required to pay dividends to our stockholders at least equal to 90% of our taxable income in order to maintain our qualification as a REIT. As a result of this distribution requirement, our operating partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. During 2020, we declared cash dividends on our common stock, dividend equivalents on our restricted stock units and distributions on our OP units totaling approximately $6.2 million ($0.84 per share), and cash dividends on our Series A Preferred Stock totaling approximately $15 thousand. Our ability to continue to pay dividends is dependent upon our ability to continue to generate cash flows.

On January 12, 2021, we paid an aggregate $894,483 in dividends on our common stock, dividend equivalents on our restricted stock units and distributions on our OP Units that were declared on December 23, 2020. During March 2021, we paid an aggregate $2.3 million ($0.23 per share) in dividends on our common stock, dividend equivalents on our restricted stock units and distributions on our OP units. Additionally, we paid $4,166 in dividends on April 6, 2021 when we redeemed the Series A Preferred Stock.

Contractual Obligations

As of December 31, 2020, we did not have any outstanding contractual obligations or tenant reimbursement commitments that had not been funded (for more information, see “Business and Properties—Our Properties— Acquisition/ Development Pipeline”).

Non-GAAP Financial Information and Other Metrics

Funds from Operations and Adjusted Funds from Operations

FFO and AFFO are non-GAAP financial measures and should not be viewed as alternatives to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that FFO and AFFO are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. NAREIT currently defines FFO as follows: net income (loss) (computed in accordance with GAAP) excluding depreciation and amortization related to real estate, gains and losses from the sale of certain real estate assets, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by an entity. Other REITs may not define FFO in accordance with the NAREIT definition or may interpret the current NAREIT definition differently than we do and therefore our computation of FFO may not be comparable to such other REITs.

We calculate AFFO by starting with FFO and adding back non-cash and certain non-recurring transactions, including non-cash components of compensation expense and our internalization costs. Other REITs may not define AFFO in the same manner as we do and therefore our calculation of AFFO may not be comparable to such other REITs. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

The table below is a reconciliation of net loss attributable to common stockholders to FFO and AFFO for the year and period ended December 31, 2020 and 2019 (in thousands, except share and per share amounts):

	Year ended December 31, 2020	Period ended December 31, 2019
Net loss attributable to common stockholders	$(10,683)	$(437)
Real estate depreciation	2,603	192
Gain on sale of real estate	(1,491)	—

FFO attributable to common stockholders	(9,571)	(245)
Stock-based compensation	4,721	4
Management internalization costs	12,360	—

AFFO attributable to common stockholders	$7,510	$(241)

FFO per share – basic and diluted	$(1.34)	$(.07)

AFFO per share – basic	$1.05	$(0.06)

AFFO per share – diluted	$1.05	$(0.06)

Weighted average shares outstanding – basic	7,123,165	3,754,936

Weighted average shares outstanding – diluted	7,123,165	3,754,936

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ materially from those estimates and assumptions. Set forth below is a summary of our accounting policies that we believe are critical to the preparation of our consolidated financial statements. Our accounting policies are more fully discussed in our consolidated financial statements.

Acquisition of Rental Property, Depreciation and Impairment

Upon acquisition of property, the tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs are capitalized as incurred since all of our acquisitions to date were recorded as asset acquisitions.

We depreciate each of our buildings and improvements over its estimated remaining useful life, not to exceed 35 years. We depreciate tenant improvements at our buildings where we are considered the owner over the shorter of the estimated useful life or terms of the related leases.

Long-lived assets are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators or triggering events for long-lived assets to be held and used are assessed by project and include significant fluctuations in estimated net operating income, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, current and historical operating results, known trends, current market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount to its estimated fair value. We may adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives.

Revenue Recognition and Leases

Our existing tenant leases and future tenant leases are generally expected to be triple-net leases, an arrangement under which the tenant maintains the property while paying us rent. We account for our leases as operating leases. Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of lease payments is not reasonably predictable. Rental increases based upon changes in the U.S. Consumer Price Index (“CPI”), if any, are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated reimbursements from tenants for recoverable real estate taxes, insurance and operating expenses, if any, are included in rental revenue in the period when such costs are incurred. Contractually obligated real estate taxes that are paid directly by the tenant to the tax authorities are not reflected in our consolidated financial statements.

We record revenue for each of our properties on a cash basis due to the uncertainty of collectability of lease payments from each tenant due to its limited operating history and the uncertain regulatory environment in the U.S. relating to the cannabis industry.

Stock-Based Compensation

We account for awards of stock, stock options and restricted stock units in accordance with ASC 718-10, “Compensation-Stock Compensation.” ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation expense for restricted stock is recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of stock awards and restricted stock awards is equal to the fair value of our stock on the grant date.

We used the Black-Scholes option pricing model to estimate the fair value of option awards with the following weighted-average assumptions for the period indicated:

	Year Ended December 31, 2020
Risk-free interest rate	1.56%
Expected dividend yield	6.0%
Expected term	4.5	years
Expected volatility	52.5%
Stock price	$20.00
Exercise price	$24.00

The weighted-average valuation assumptions were determined as follows:

•

Risk-free interest rate: we base the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

•	Expected annual dividends: we considered our current yield, expected future yield and the average yield on similar stocks in estimating our expected annual dividends at 6.0%.

•	Expected stock price volatility: the expected volatility used is based on historical volatilities of similar entities within our industry which were commensurate with our expected term assumption.

•	Expected stock price volatility: the expected volatility used is based on historical volatilities of similar entities within our industry which were commensurate with our expected term assumption.

•

Expected term of options: the expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived from the “simplified” method as described in Staff Accounting Bulletin 107 relating to stock-based compensation, whereby the expected term is an average between the vesting period and contractual period due to our limited operating history.

Determination of Fair Value of our Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each equity grant to be equal to the price of our most recent equity offering.

Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Income Taxes

We have been organized to operate our business so as to qualify to be taxed as a REIT commencing with our taxable year ended December 31, 2019. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income for U.S. federal income tax purposes. As long as our dividends equal or exceed our taxable net income, we generally will not be required to pay U.S. federal income tax on such income.

Adoption of New or Revised Accounting Standards

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the

JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In February 2016, the FASB issued ASU 2016-02, Leases; in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases — Targeted Improvements; and in December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors. This group of ASUs is collectively referred to as Topic 842 and is expected to be effective for us beginning January 1, 2022. Topic 842 supersedes the existing standards for lease accounting (Topic 840, Leases).

Topic 842 requires lessees to record most leases on their balance sheet through a right-of-use (“ROU”) model, in which a lessee records a ROU asset and a lease liability on their balance sheet. Leases that are less than 12 months do not need to be accounted for under the ROU model. At December 31, 2020, we were the lessee under a single short-term office lease, at a minimal rent. Under Topic 842, lessors will continue to account for leases as a sales-type, direct-financing, or operating. A lease will be treated as a sale if it is considered to transfer control of the underlying asset to the lessee. A lease will be classified as direct financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease. Topic 842 requires accounting for a transaction as a financing in a sale leaseback in certain circumstances, including when the seller-lessee is provided an option to purchase the property from the landlord at the tenant’s option. We expect that this provision could change the accounting for these types of leases in the future. Topic 842 also includes the concept of separating lease and non-lease components. Under Topic 842, non-lease components, such as common area maintenance, would be accounted for under Topic 606 and separated from the lease payments. However, we will elect the lessor practical expedient allowing us to not separate these components when certain conditions are met. Upon adoption of Topic 842, we expect to continue to combine tenant reimbursements with rental revenues on its consolidated statement of operations. We have historically not capitalized allocated payroll cost incurred as part of the leasing process, which was allowable under ASC 840 but, will no longer qualify for classification as initial direct costs under Topic 842. Also, the Narrow-Scope Improvements for Lessors under ASU 2018-20 allows us to continue to exclude from revenue, costs paid by our tenants on our behalf directly to third parties, such as property taxes.

Topic 842 provides two transition alternatives. We expect to apply this standard based on the prospective optional transition method, in which comparative periods will continue to be reported in accordance with Topic 840. We also anticipate expanded disclosures upon adoption, as the new standard requires more extensive quantitative and qualitative disclosures as compared to Topic 840 for both lessees and lessors. We are still evaluating the effect to our consolidated financial statements as a Lessor of the adoption of Topic 842 on January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, companies will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which among other updates, clarifies that receivables arising from operating leases are not within the scope of this guidance and should be evaluated in accordance with Topic 842. We do not expect these standards to be effective for us until January 1, 2023. Since we expect our leases to be operating leases, we do not anticipate these standards will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

In the commercial real estate market, property prices generally continue to fluctuate. Likewise, during certain periods, the U.S. credit markets have experienced significant price volatility, dislocations, and liquidity disruptions, which may impact our access to and cost of capital. We continually monitor the commercial real estate and U.S. credit markets carefully and, if required, will make decisions to adjust our business strategy accordingly. To date, our financial condition and results of operations have not been negatively impacted by COVID-19.

We have not issued any debt and have no debt outstanding, so we are not exposed to interest rate changes. If we were to issue debt or enter into a credit facility in the future, we would be exposed to interest rate changes. At this time, we have no plans to issue debt instruments. It is possible that a property we acquire in the future would be subject to a mortgage, which we may assume.

Off-Balance Sheet Arrangements

Upon completion of this offering we will have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation

We enter into leases that generally provide for annual fixed increases in rent, and in certain cases have entered into leases that provide for annual increases in rent equal to the greater of a fixed increase and the increase in annual CPI. We expect these lease provisions to result in rent increases over time. During times when inflation is greater than increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation.

Seasonality

Our business is not, and we do not expect our business to be subject to material seasonal fluctuations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On April 12, 2021, with the approval of our audit committee, we dismissed Davidson & Company LLP (“Davidson”) as our independent registered public accounting firm. Davidson’s audit report on our consolidated balance sheet as of December 31, 2020 and December 31, 2019 and our consolidated financial statements as of December 31, 2020 and December 31, 2019, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During our existence, there were no (a) disagreements between us and Davidson on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, or (b) “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

On April 12, 2021, with the approval of our audit committee, we engaged BDO USA, LLP (“BDO”) as our new independent registered public accounting firm. Prior to the engagement of BDO, neither we nor anyone acting on our behalf consulted BDO regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

INDUSTRY AND MARKET OPPORTUNITY

The regulated state-legal cannabis industry is rapidly expanding and we believe presents a compelling opportunity to invest in revenue-centric industrial and retail real estate that is mission-critical to the industry. According to BDSA, cannabis sales in the U.S. have grown from $12.1 billion in 2019 to $17.5 billion in 2020, and are expected to grow to $41.3 billion by 2026, representing a projected 15% compounded annual growth rate (CAGR) for the industry. This data suggests that there is significant need for real estate capital as cannabis licensees pursue an aggressive national expansion strategy and the continued prohibition of cannabis under federal law limits the capital available to operators in the industry, creating a market opportunity for real estate companies like us. We expect that acquisition opportunities will continue to grow as additional states legalize medical-use and adult-use cannabis and license new retail dispensaries and cultivation operations.

According to the Leafly Jobs Report 2021, state-legal cannabis is one of the fastest growing industries in the U.S. Across the U.S., legalization for both medical-use and adult-use is on the rise. As of March 31, 2021, Business Insider reports that 36 U.S. states, plus the District of Columbia, have legalized medical-use cannabis in some form, and 15 of those states, plus the District of Columbia, have legalized cannabis for adult-use. According to U.S. News & World Report, approximately 130 million people live in these states.

The historic and projected market growth appears to be fueled by a societal shift in mindset and increased access to a broad array of products and applications that is driving mainstream acceptance of cannabis. This shift is evidenced by recent state legalization efforts. On November 3, 2020, voters approved cannabis legalization initiatives in Arizona (adult-use), Mississippi (medical), Montana (adult-use), New Jersey (adult-use) and North Dakota (medical-use and adult-use). Adult-use cannabis was legalized in New York on March 31, 2021 and in New Mexico on April 12, 2021, making New Mexico the 16th state to legalize adult-use. Polls throughout the U.S. consistently show overwhelming support for the legalization of medical-use cannabis, together with strong majority support for the full legalization of adult-use cannabis. In fact, according to Pew Research Center, more than 90% of Americans support legalizing cannabis for medical-use, while a recent Gallup survey found that 68% of Americans support legalizing cannabis for adult-use.

To date, the status of cannabis under federal law has significantly limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. Due in part to the lack of access to traditional financing sources, we believe that our sale-leaseback solutions are attractive to state-licensed medical-use and adult-use cannabis retailers, cultivators and producers and non-dilutive to their shareholders. We anticipate that future changes in federal and state laws may ultimately open up financing options that have not been available in this industry. However, we believe that such changes will take time and that our sale-leaseback solutions will continue to be attractive to industry participants.

We intend to continue to take advantage of this market opportunity by purchasing medical-use and adult-use retail cannabis dispensaries, as well as cannabis cultivation and production facilities. We intend to acquire cannabis dispensaries, cultivation and production facilities in states that permit medical-use and adult-use cannabis. However, we do not consider ourselves to be engaged in the cannabis industry since we are not a plant-touching cannabis business.

BUSINESS AND PROPERTIES

Our Company

We are an internally-managed Maryland corporation and a leading provider of real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT.

Our tenants operate in the fast-growing cannabis industry. We supply necessary real estate capital primarily to companies that cultivate, produce and/or dispense cannabis. We believe we fill a need in an underserved market that has been created by, among other factors, the misalignment of federal and state legislation regarding cannabis. Moreover, we believe the banking industry’s general reluctance to finance owners of cannabis-related facilities, coupled with the owners’ need for capital to fund the growth of their operations, should result in significant opportunities for us to acquire industrial properties and dispensaries that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

On March 17, 2021, we completed the acquisition of a separate company that owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry (see “The Merger” below). As of March 31, 2021, we owned a geographically diversified portfolio consisting of 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities. As of the date of this prospectus, we have aggregate unfunded commitments to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. As of the date of this prospectus, we had no debt and our portfolio had an average yield on invested capital (generally, defined as our annualized              2021 monthly rental revenue divided by the amount of our total investment, which we define as the contractual purchase price plus funded tenant improvements) of         %. As of March 31, 2021, our properties had a weighted average remaining lease term of 14.3 years. Our tenants include affiliates of what we believe to be some of the leading and most well-capitalized companies in the industry, such as Curaleaf, Cresco Labs, Trulieve and Columbia Care. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

We intend to target regulated state-licensed cannabis properties, particularly those in limited-license jurisdictions (which we define generally as jurisdictions where the number of licenses granted to cannabis operators are limited and requires a rigorous approval process). Furthermore, our focus is on those properties owned or operated by experienced state-licensed cannabis companies, including vertically integrated multi-state businesses involved in cultivation, processing, logistics and retail activities. Columbia Care and Acreage, which we believe to be two of the largest and more sophisticated cannabis operators in the U.S., have each granted us rights of first offer with respect to certain property acquisition opportunities through December 22, 2022 and May 31, 2022, respectively. For a more detailed discussion of these rights of first offer see “Business and Properties—Rights of First Offer.” Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Our letter of intent sets forth only general terms, which are subject to further negotiation and modification and neither we nor any potential seller has any obligation to negotiate further or pursue a transaction pursuant to any letter of intent.

We believe that our focus on cannabis properties in limited-license jurisdictions, where the property is an integral part of the license application process and moving the licensee’s operations from one location to another would require regulatory or other approvals, provides the opportunity to capture rental income on properties with above-market property level cash flows and greater re-leasing probability as these properties are generally in high demand. Generally, a tenant’s ability to meet rental obligations is strongly correlated to the tenant’s revenues derived from the property. In our experience, cannabis operations in limited-license jurisdictions generally have less competition and produce a higher revenue per square foot than unlimited-license cannabis jurisdictions, as well as traditional industrial and retail businesses. We believe that our portfolio has a property rent coverage (generally, the ability of the tenant to generate income sufficient to satisfy its rent and other financial obligations) that is significantly greater than the average for the overall commercial real estate industry.

Our Competitive Strengths

We believe that we have the following competitive strengths:

•

Experienced Management Team and Board of Directors. Our management team and board of directors have substantial experience in commercial real estate, including investing in cannabis net lease properties and other cannabis operations as well as publicly-traded REIT experience. Our Chairman, Gordon DuGan, most recently served as Chief Executive Officer of Gramercy Property Trust, a formerly publicly-traded triple-net lease REIT, during which time the company grew substantially and was sold to Blackstone Equity Partners VIII, LP for $7.6 billion. Our Chief Executive Officer, David Weinstein, has extensive commercial real estate banking and investment experience and was formerly the Chief Executive Officer of a publicly-traded office REIT. Anthony Coniglio, our President and Chief Investment Officer, founded a cannabis-related industrial and dispensary REIT that we acquired in March 2021 and has more than 30 years’ experience in real estate and banking. One of our board members, Peter Kadens, was the co-founder and former Chief Executive Officer of Green Thumb Industries, one of the leading cannabis companies, and provides valuable insight into the cannabis industry.

•

Quality Portfolio Net Leased to Well-Capitalized Cannabis Operators. Our tenants include affiliates of what we believe to be some of the leading and most well-capitalized companies in the cannabis industry, such as Curaleaf, Cresco Labs, Trulieve and Columbia Care. As of March 31, 2021, our properties were 100% leased and primarily located in limited-license jurisdictions. Since inception, we have collected 100% of rent due, with no deferrals or abatements. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

•

Geographically Diversified Portfolio. Geographic diversification is a core tenet of our underwriting philosophy. As of March 31, 2021, we owned a geographically diversified portfolio consisting of 24 properties across nine states with six tenants, comprised of 17 dispensaries and seven cultivation facilities. As our portfolio grows, we intend to achieve further diversification by geography and tenant.

•

Focus on Recurring and Dependable Revenue. We seek to acquire industrial properties and dispensaries and enter into long-term triple-net lease arrangements with high-quality licensed medical-use and adult-use cannabis operators after rigorous tenant and asset-level due diligence. We expect our primary focus will be cannabis cultivation, production and dispensary facilities which we believe will support a recurring and dependable revenue base with long-term potential for asset appreciation. Triple-net leases obligate the tenant for the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations. Our leases also typically include annual rent escalations (typically within the range of 2-3%) as a set percentage or based on an inflation index, which provides us with contractual revenue growth and inflation-protected returns.

•

Strong Balance Sheet with Significant Financial Flexibility. Following completion of this offering, we and our operating partnership expect to have approximately $        million of capital invested and committed, $         million of uncommitted cash and no debt, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. While we expect to initially utilize uncommitted cash to fund acquisitions, we expect in the future to seek additional equity capital and various forms of debt financing to increase our growth prospects.

•

Rights of First Offer with Columbia Care and Acreage Provides Acquisition Pipeline Opportunity. Our rights of first offer with Columbia Care and Acreage should allow us to benefit from a potential property acquisition pipeline with what we believe to be two of the largest and more sophisticated cannabis operators in the U.S. Pursuant to these rights of first offer, we have a right of first offer to purchase certain properties owned by Columbia Care through December 22, 2022 and to assume Acreage’s position as a purchaser with respect to future real estate acquisition opportunities identified by them through May 31, 2022. See “Business and Properties—Rights of First Offer.”

Our Business and Growth Strategies

Our principal objective is to maximize stockholder returns through a combination of (i) quarterly distributions to our stockholders, (ii) sustainable long-term growth in cash flows from contractual annual rent increases, and (iii) potential long-term appreciation in the value of our properties. Our focus is to acquire and own a portfolio of properties leased to tenants holding the requisite state licenses to operate in the regulated medical-use and adult-use cannabis industry. Over time, we intend to add leverage to our portfolio, as part of our strategy to seek risk-adjusted returns while generating stable cash distributions on a tax-efficient basis. This strategy includes the following components:

•

Owning Cannabis Properties and Related Real Estate Assets for Income and/or Appreciation. We seek to acquire industrial properties and dispensaries that are leased to tenants that are well positioned to benefit from the growth of the cannabis industry and for whom such real estate is operationally strategic to their business. We generally expect to hold acquired properties for investment and to generate stable and increasing rental income from leasing these properties to licensed operators. Although we do not currently have plans to do so, from time to time, we may decide to sell one or more properties if we believe it to be in the best interests of our shareholders. Therefore, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

•

Investing in Industrial Properties and Dispensaries. Industrial cultivation and processing properties are required to be operated by businesses that have completed a rigorous state licensing process creating substantial barriers to entry for competing facilities. We believe owning these mission-critical industrial facilities with long-term leases will generate highly attractive current yields and above market returns. Dispensaries provide enhanced tenant, geographical and supply chain diversification to our portfolio. Contrary to the decline of general brick and mortar retail stores with the growing shift to online activity, we expect distribution of cannabis products to be primarily through licensed retail locations, similar to alcohol and pharmaceutical products. Additionally, we expect that dispensaries will be an important component of the industry’s expansion as operators see education and customer interaction as key to growing the customer base and increasing transaction volume.

•

Expanding as Additional States Enact Regulated Cannabis Programs. We acquire properties in the U.S., with a focus on states that have established regulated cannabis programs. As of March 31, 2021, we owned properties in nine states, and we expect that our acquisition opportunities will continue to expand as additional states (particularly limited-license jurisdictions) establish regulated cannabis programs and license new operators.

•

Providing Expansion Capital to Existing Tenants as an Additional Source of Income. As cannabis sales in the U.S. continue to grow, we believe the industry requires additional cultivation, processing and retail capacity to meet demand. We have provided expansion capital for some of our existing tenant operators as they expand operations at properties they lease from us. We believe this need for expansion capital provides a captive opportunity for us to grow our portfolio and increase our revenue. We expect to continue to focus on executing on these expansion initiatives with our tenants.

•

Preserving Financial Flexibility on our Balance Sheet. We are focused on maintaining a conservative capital structure, in order to provide us flexibility in financing our growth initiatives. As of March 31, 2021, we had no debt.

Our Properties

We seek to acquire industrial properties and dispensaries that are strategic profit centers for our tenants and are well positioned for the regulatory evolution of the industry. Licensed industrial and dispensary locations are critical components of the cannabis industry, particularly in limited-license jurisdictions. As of March 31, 2021, we owned 24 properties that are 100% leased to state-licensed cannabis operators, with a weighted average remaining lease term of 14.3 years. Based on invested capital, as of March 31, 2021, our portfolio is comprised of approximately 84.4% cultivation facilities and 15.6% dispensaries. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded.

Existing Portfolio. The table below sets forth our property portfolio as of March 31, 2021:

Property Type	State	Tenant(1)	Rentable Square Feet(2)	Capital Investment(3)
Industrial	Florida	Curaleaf	379,435	$55,000,000
Industrial	Illinois	Cresco Labs	222,455	50,677,821
Industrial	Pennsylvania	Trulieve	144,602	25,365,078	(4)
Industrial	Massachusetts	Columbia Care	38,890	14,118,154	(5)
Industrial	Illinois	Columbia Care	32,802	11,469,139
Industrial	Pennsylvania	Acreage	30,625	10,158,372
Industrial	Massachusetts	Acreage	38,380	9,787,999
Dispensary	California	Columbia Care	2,470	4,581,419
Dispensary	Ohio	Curaleaf	7,200	3,207,605
Dispensary	Illinois	Curaleaf	5,040	3,152,185
Dispensary	Connecticut	Curaleaf	11,181	2,773,755
Dispensary	Pennsylvania	Curaleaf	3,500	2,111,999
Dispensary	Massachusetts	Columbia Care	4,290	2,108,951
Dispensary	North Dakota	Curaleaf	4,590	2,011,530
Dispensary	Arkansas	Curaleaf	7,592	1,964,801
Dispensary	Massachusetts	PharmaCann	11,116	1,900,000
Dispensary	Pennsylvania	Curaleaf	1,968	1,752,788
Dispensary	Illinois	Curaleaf	6,100	1,567,005
Dispensary	Pennsylvania	PharmaCann	3,481	1,200,000
Dispensary	Illinois	Columbia Care	4,736	1,127,931
Dispensary	Illinois	Curaleaf	4,200	963,811
Dispensary	Connecticut	Acreage	2,872	925,751
Dispensary	Massachusetts	PharmaCann	3,850	743,460	(6)
Dispensary	Illinois	Curaleaf	1,851	540,700

Total			973,226	$209,210,274

(1)	Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.
(2)	Includes estimated rentable square feet at completion of construction.
(3)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(4)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $720,505 of tenant reimbursement commitments not funded as of March 31, 2021.
(6)	Excludes $806,540 of tenant reimbursement commitments not funded as of March 31, 2021.

Lease Expirations

The following table sets forth a summary of the lease expirations for leases in place as of March 31, 2021 for each of the ten full calendar years beginning January 1, 2021. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(1)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
2021	—	—	—	$—	—	$—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
2029	3	11,496	1.18	814,847	3.12	70.88
2030	—	—	—	—	—	—
2031	3	18,447	1.90	558,452	2.14	30.27
Thereafter	18	943,283	96.92	24,732,926	94.74	26.22

Total/Weighted Average	24	973,226	100%	$26,106,225	100%	$26.82

(1)	Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended March 31, 2021, by (ii) 12.
(2)	Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Geographical Diversification

Geographic diversification is an important component of any real estate portfolio, including ours. Exposure to different states and municipalities mitigates the risk of adverse impacts on our portfolio from economic, environmental, regulatory or demographic changes. Our properties are located in Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, North Dakota, Ohio and Pennsylvania. These states represent different phases of cannabis market structure and development, as well as diverse regional economic drivers. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded. The following table sets forth certain state-by-state information regarding our property portfolio as of March 31, 2021:

State	Number of Properties	Capital Investment(1)		Rentable Square Feet(2)	Percentage of Annualized Rental Revenue(3)
Illinois	7	$69,498,592		277,184	31.93%
Florida	1	55,000,000		379,435	27.39%
Pennsylvania	5	40,588,236	(4)	184,176	20.35%
Massachusetts	5	28,658,584	(5)	96,526	14.01%
California	1	4,581,419		2,470	1.82%
Connecticut	2	3,699,506		14,053	1.55%
Ohio	1	3,207,605		7,200	1.33%
North Dakota	1	2,011,530		4,590	0.81%
Arkansas	1	1,964,801		7,592	0.81%

Total	24	$209,210,274		973,226	100.00%

(1)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(2)	Includes estimated rentable square feet at completion of construction.
(3)	Annualized rental revenue represents the annualized monthly base rent of executed leases as of March 31, 2021.
(4)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $1,527,045 of tenant reimbursement commitments not funded as of March 31, 2021.

Acquisition/ Development Pipeline

At any time, we may have opportunities to invest our capital pursuant to: (a) unfunded commitments under our existing leases to provide for further improvements or expansion at the properties we own; (b) binding agreements to acquire property, and in some instances provide improvement or expansion capital; or (c) non-binding letters of intent to acquire property, and in some instances provide improvement or expansion capital. As of the date of this prospectus, we have committed to invest $19.9 million for the improvement and completion of two of our existing cultivation facilities in Pennsylvania and Massachusetts as well as the development of one dispensary in Massachusetts.

As of the date of this prospectus, we have the right to purchase a parcel of land in each of Massachusetts and Arizona for an aggregate purchase price of $3.4 million, pursuant to executed purchase option agreements. If we exercise our rights to purchase these parcels of land, the purchase option agreements require us to fund up to an aggregate of $18.6 million for the construction of a cultivation facility on the site in Arizona and a dispensary on the site in Massachusetts. Furthermore, as of the date of this prospectus, we have a non-binding letter of intent to acquire a parcel of land in Arizona for $2.1 million and provide up to $16.0 million for construction of a cultivation facility on the site. Our letter of intent sets forth only general terms, which are subject to further negotiation and modification and neither we nor the potential seller has any obligation to negotiate further or pursue a transaction pursuant to this letter of intent.

Our senior management team has also identified and is in various stages of reviewing over $350 million of additional potential properties for acquisition. This amount is estimated based on the sellers’ asking prices for the properties, preliminary discussions with sellers or our internal assessment of the values of such properties after taking into account the current and expected annualized lease revenue, operating history, age and condition of the property and other relevant factors. We have undertaken limited, if any, due diligence and have not entered into letters of intent or binding agreements with the sellers of any of the properties identified by our senior management team as potential acquisition targets. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus. There can be no assurance that we will complete the acquisition, development or expansion of any properties in our current pipeline on the terms and timing anticipated, or at all.

Our Tenants

We target companies that have successfully navigated complex state regulation and fulfilled rigorous state-licensing requirements. We believe we have been diligent in partnering with a diverse tenant base of experienced operators in limited licensed jurisdictions that have strong management teams. Our tenants have generally demonstrated access to capital, which is critical to continuing to execute on their respective business plans.

As of March 31, 2021, all of our rental revenues were derived from six tenants. Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded. The following table sets forth the tenants in our property portfolio as of March 31, 2021. All of our leases include a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

Tenant(1)	Capital Investment(2)		Number of Leases	Percentage of Annualized Rental Revenue(3)
Curaleaf	$75,046,180		11	35.62%
Cresco Labs	50,677,821		1	23.68%
Columbia Care	33,405,613	(4)	5	14.98%
Trulieve	25,365,078	(5)	1	12.95%
Acreage	20,872,122		3	10.63%
PharmaCann	3,843,460	(6)	3	2.14%

Total	$209,210,274		24	100%

(1)	Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.
(2)

Includes purchase price, excluding transaction costs, and including tenant reimbursement commitments funded, if any, as of March 31, 2021. Excludes tenant reimbursement commitments not funded as of March 31, 2021. See footnotes below.

(3)	Annualized Rental Revenue represents the annualized monthly base rent of executed leases as of March 31, 2021.
(4)	Excludes $720,505 of tenant reimbursement commitments not funded as of March 31, 2021.
(5)	Excludes $16,134,922 of tenant reimbursement commitments not funded as of March 31, 2021.
(6)	Excludes $806,540 of tenant reimbursement commitments not funded as of March 31, 2021.

The following sets forth additional information related to our tenants as of March 31, 2021:

Curaleaf

We own ten dispensaries and one cultivation facility leased to subsidiaries of Curaleaf, which is, or an affiliate is, the corporate guarantor. Curaleaf is publicly-traded on the CSE and OTC markets under the symbols CURA and CURLF, respectively, and, as of March 31, 2021, had a market cap of $10.5 billion. Curaleaf is one of the largest vertically integrated multistate operators, and as of March 31, 2021 reportedly operated 23 cultivation facilities and 104 dispensaries across 23 states. Curaleaf’s filings, including their financial information, are electronically available at www.sec.gov and from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

Cresco Labs

We own one cultivation facility leased to a subsidiary of Cresco Labs, which is the corporate guarantor. Cresco Labs is publicly-traded on the CSE and the OTC markets, and, as of March 31, 2021, had a market cap of $3.9 billion. As of March 31, 2021, Cresco Labs reportedly operated 15 cultivation facilities and 24 dispensaries across nine states.

Trulieve

We own one cultivation facility that is leased to a subsidiary of Trulieve, which is the corporate guarantor. Trulieve is publicly-traded on the CSE and the OTC markets, and as of March 31, 2021, had a market cap of $5.6 billion. As of March 31, 2021, Trulieve reportedly operated seven cultivation facilities and 75 dispensaries across six states.

Columbia Care

We own five properties that are leased to subsidiaries of Columbia Care, which is the corporate guarantor. Columbia Care is publicly-traded on the CSE and the OTC markets, and, as of March 31, 2021, had a market cap of $2.0 billion. As of March 31, 2021, Columbia Care reportedly operated 27 cultivation facilities and 68 dispensaries across 16 states.

We hold a right of first offer with Columbia Care through December 22, 2022. See “Business and Properties—Rights of First Offer.”

Acreage

We own three properties that are leased to subsidiaries of Acreage, which is the corporate guarantor. Acreage is publicly-traded on the CSE and the OTC markets and, as of March 31, 2021, had a market cap of approximately $546.3 million. During 2019, Acreage entered into an agreement with Canopy Growth Corporation (“Canopy”), allowing Canopy to acquire 100% of Acreage shares when the production and sale of cannabis becomes federally legal in the U.S. Canopy is publicly-traded on Nasdaq and the Toronto Stock Exchange and, as of March 31, 2021, had a market cap of $12.3 billion. As of March 31, 2021, Acreage reportedly operated six cultivation facilities and 20 dispensaries across 13 states.

We hold a right of first offer with Acreage through May 31, 2022. See “Business and Properties—Rights of First Offer.”

PharmaCann

We own three dispensaries leased to subsidiaries of PharmaCann, which is the corporate guarantor. PharmaCann is a large privately-held, vertically integrated multi-state operator, and as of March 31, 2021 PharmaCann reportedly owned six cultivation and processing facilities and 20 operational dispensaries across six states.

Mint

Subsequent to March 31, 2021, we completed the acquisition of a 39,600 square foot building located in Massachusetts for $1.6 million, excluding $3.0 million of tenant reimbursement commitments not yet funded. This property is leased to an affiliate of Mint, which is the corporate guarantor, along with other affiliates. Mint is a privately-held, vertically integrated multi-state operator, and as of March 31, 2021 Mint reportedly owned or operated five cultivation facilities and ten dispensaries across four states.

Additional Information with Respect to Certain of Our Properties

Florida Industrial Property.

This 379,435 square foot industrial property is the largest property in our portfolio by square footage and rental revenue. As of March 31, 2021 this property was 100% leased, with annualized base rent of $7.1 million. The building was constructed in in various stages from 2001 to 2020, and is 100% leased to a subsidiary of Curaleaf through July 31, 2035 with two five-year renewal options. Curaleaf is publicly-traded on the CSE and OTC markets and, as of March 31, 2021, had a market cap of $10.5 billion. Curaleaf is one of the largest vertically integrated multistate operators, and as of March 31, 2021 reportedly operated 23 cultivation facilities and 104 dispensaries across 23 states. This lease includes a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

Percent Leased and Revenue Per Rentable Square Foot

As of December 31, 2020, the Florida industrial property was 100% leased, with revenue per rentable square foot of $18.84.

Tax Basis and Depreciation

As of March 31, 2021, our federal tax basis in this property is estimated to be approximately $53.8 million. The life claimed for this property is 40 years. Depreciation is calculated on a straight line basis at a rate of 2.5% per year.

Illinois Industrial Property.

This 222,455 square foot industrial property is the second largest property in our portfolio by square footage and rental revenue. As of March 31, 2021 this property was 100% leased, with annualized base rent of $6.2 million. Construction of the building was completed in 2020 and is 100% leased to a subsidiary of Cresco Labs through December 31, 2034, with two five-year renewal options. Cresco Labs is publicly-traded on the CSE and the OTC markets, and, as of March 31, 2021, had a market cap of $3.9 billion. As of March 31, 2021, Cresco Labs reportedly operated 15 cultivation facilities and 24 dispensaries across nine states. This lease includes a parent or other affiliate guarantee by what we consider a well-capitalized guarantor.

Percent Leased and Revenue Per Rentable Square Foot

As of December 31, 2020 and 2019, the Illinois industrial property was 100% leased, with revenue per rentable square foot of $27.11 and $21.71, respectively.

Tax Basis and Depreciation

As of March 31, 2021, our federal tax basis in this property is estimated to be approximately $48.8 million. The life claimed for this property is 40 years for the building and 15 years for improvements. Depreciation is calculated on a straight line basis at a rate of 2.5% and 6.67% per year.

Rights of First Offer

Acreage

Under a First Offer Agreement dated May 9, 2019, we have a right of first offer to acquire cannabis related properties valued over $1,000,000 identified for acquisition by Acreage and to provide funding for any build-to-suit construction, expansion, or material alterations of the improvements thereon. This agreement expires May 31, 2022 and will be automatically extended for consecutive one-year terms unless we or Acreage elect to terminate the agreement by giving written notice at least 30 days prior to the expiration date.

The right of first offer generally requires Acreage to notify us in writing of the real estate acquisition opportunity. We will have five days after receipt of the notice to give written notice to Acreage that we desire to enter into negotiations with regard to the acquisition opportunity. We will then have 90 days to negotiate with the owner of the property and enter into a term sheet or letter of intent. If we are unable to reach an agreement within 90 days, Acreage will be free to negotiate an agreement with the property owner in connection with the acquisition opportunity.

Columbia Care

Pursuant to our leases with Columbia Care and its affiliates, we have been granted a right of first offer with respect to certain properties owned by Columbia Care and its affiliates. The right of first offer generally requires Columbia Care and its affiliates, prior to agreeing to sell any property they own located in the U.S., to offer, by written notice, to sell the property to us. We will have 15 days after receipt of the written offer notice to give written notice to Columbia Care as to whether we desire to purchase the property, such written notice setting forth the purchase price and terms and conditions upon which we are willing to purchase the property and (if applicable) lease the property back to Columbia Care and its affiliates. We will then have 45 days to negotiate the principal terms of the transaction. If we are able to come to an agreement on the principal terms of the transaction, we will then have 60 days to negotiate the definitive transaction documents. If we are unable to come to an agreement during either the 45- or 60-day period, then Columbia Care and its affiliates may solicit, market and/or sell the property, provided that the sale closes within 270 days after the date on which Columbia Care was able to market the property pursuant to the terms of this right of first offer. If after the expiration of such 270-day period the sale of the property has not closed, then our right of first offer shall be reinstated and such right of first offer shall continue until the expiration of the right of first offer on December 23, 2022.

Until December 23, 2022, we have granted our tenants that are affiliates of Columbia Care a right of first offer. Pursuant to the tenant right of first offer, we must present the tenant with written notice of our intent to sell the property at which they are a tenant. The tenant’s right of first offer is subject to the same terms as those described in the immediately preceding paragraph.

Property Characteristics

Cultivation and Processing Properties. Cultivation and processing properties are required to be operated by businesses that have completed a rigorous state licensing process. Because interstate commerce involving cannabis is prohibited and the number of licenses granted in a particular state is typically restricted, there are substantial barriers to entry for competing facilities. We believe owning these mission critical industrial facilities with long-term leases will generate highly attractive current yields and above market returns for industrial facilities. We expect to target cannabis cultivation and production facilities that generally are improved with state-of-the-art infrastructure and equipment to facilitate optimal growing conditions, including enhanced HVAC systems for climate and humidity control, high-capacity plumbing systems, specialized lighting systems, and sophisticated building management, cultivation monitoring and security systems.

Dispensaries. We believe that dispensaries provide enhanced geographical and supply chain diversification to our portfolio. Contrary to the decline of general brick and mortar retail stores driven by the growing shift to online activity, we expect distribution of cannabis products to primarily be through licensed locations, similar to alcohol and pharmaceutical products. Dispensary locations are difficult to locate because they not only need to be in highly desirable locations, but they also need to satisfy local zoning requirements and not meet local objection. Each city and state have their own requirements and specifications for an entitlement process, but generally these conditional-use permitting processes create barriers to entry for competing locations due to sensitive use restrictions and avoidance of clustering of dispensaries. The dispensaries we intend to acquire will be those that have already been qualified and licensed for retail cannabis sales. This gives strategic defensibility to the business and the real estate. Additionally, we expect that dispensaries will be an important component of the industry’s expansion as operators see education and customer interaction as key to growing the customer base and increasing transaction volume.

Our Target Markets

As of March 31, 2021, we owned properties in the following nine states: Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, North Dakota, Ohio and Pennsylvania. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. This is a critical component of our underwriting methodology due to the fact that approaches to regulation vary significantly by state and municipality. For example, as of March 31, 2021, Oregon had issued over 1,200 cultivator and nearly 300 processor licenses, while Pennsylvania had only issued 25 grower/processor licenses. We believe that states with licensing limitations and more rigorous licensing requirements present more attractive investment opportunities because the operators are likely to be better capitalized and the properties more valuable for remarketing, should the need arise. Additionally, in states that have a more relaxed regulatory environment, strict municipal laws or regulations may present similar locally attractive opportunities.

Transporting cannabis across state lines remains illegal. As a result, each state has its own supply and demand dynamics that are largely driven by how the state devised its cannabis laws and regulations. For this reason, we prioritize states that present dynamics constructive to the credit risk of the tenant. We focus on population, licensing limits, approved therapies and number of licenses, among other factors. Limited-license jurisdictions typically have more restrictions resulting in fewer licensees and creating a natural barrier to entry. This leads to a more favorable operating environment for our lessees, which we believe reduces their credit risk relative to operators in states with unlimited licenses (e.g., Oregon).

We believe that much has been learned by cannabis industry participants and regulators over the past twenty years about creating a regulatory framework that strikes the right balance of healthy competition, economics, risk and control. We believe that many of the states creating new cannabis markets have observed the shortcomings of unlimited license structures, better understand the operating environment and are developing regulations to better manage the cannabis industry. Since each state takes a different approach to regulation, and in some instances, there are municipal laws layered on top of state laws, our analysis of each opportunity requires significant understanding of the state and local operating environment.

Our Financing Strategy

We intend to meet our long-term liquidity needs through cash flow from operations, the issuance of equity and debt securities, including common stock, preferred stock and long-term notes, and asset level financing from financial institutions. Where possible, we also may issue OP units to acquire properties from existing owners seeking a tax-deferred transaction. We expect to issue equity and debt securities at times when we believe that our stock price or cost of debt capital, respectively, is at a level that allows for the reinvestment of offering proceeds in accretive property acquisitions. We may also issue common stock to permanently finance properties that were previously financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our investment guidelines will initially provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors’ discretion.

Competition

The current market for properties that meet our investment objectives is limited. In addition, we believe finding properties that are appropriate for the specific use of allowing medical-use and adult-use cannabis operators may be limited as more competitors enter the market, and as regulated cannabis operators obtain greater access to alternative financing sources, including but not limited to equity and debt financing sources. For example, according to analysis by MJResearchCo, North American cannabis companies either closed or announced more than $1.6 billion in capital raising in January 2021 alone, representing a significant increase in the pace of capital raising for regulated cannabis operators.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry but have identified value in a real estate location that we may be interested in acquiring. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly-traded cannabis-focused REIT listed in the U.S.) as well as local real estate investors, particularly for smaller retail assets. Recently, we have also seen competition from emerging debt funds. We believe that most cannabis cultivation facilities typically require capital in excess of $20.0 million, which could provide some barriers for smaller potential competitors.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms.

In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties. Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on their purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and you may experience a lower return on our common stock. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Risk Management

We are focused on creating a diversified portfolio based on tenants, geographical concentration and license concentration (i.e., dispensary vs. cultivation). In completing rigorous asset-level and tenant due diligence, we draw upon a pool of highly experienced professionals within our management team, investment committee and third parties to underwrite, evaluate and diligence investment opportunities. We obtain third-party property condition reports, environmental reviews and other customary diligence items.

Our underwriting criteria primarily focuses on:

Tenant Character

This criterion focuses on the tenant’s reputation (as perceived by us) and track record of paying debts. Our evaluation goes beyond these criteria to understand the tenant’s ability to manage in a highly regulated and complex industry and meet a rigorous set of state licensing requirements. We will continue to target operators that have experience in the industry and have built a positive reputation.

Financial Stability and Capacity

We evaluate a tenant and financial guarantor’s financial stability and capacity to meet all their respective obligations, including rent, insurance and taxes by evaluating their respective balance sheet, cash flow and net income history and projections. Reviewing these financial statements and projections, inclusive of key assumptions, provides a window into a tenant and financial guarantor’s ability to meet all financial obligations. In instances of tenants pursuing growth strategies where profitability is delayed, we evaluate a tenant’s liquidity and capital resources to withstand losses and achieve cash flow necessary to fulfill its obligations.

Access to Capital

Capital and access to capital are critical to the success of high-growth businesses. We assess a tenant’s ability to withstand varying market conditions, adjust to an evolving market landscape, invest in capabilities necessary to remain competitive and fund operating losses, if applicable.

Real Estate

We seek to ensure that our facilities are considered mission-critical to our tenants, which positions us high in their cash flow priorities. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. Furthermore, we focus on potential non-cannabis alternative uses for properties we own, as well as standard real estate metrics such as the cost-basis, price per square foot and replacement cost-basis to minimize risk from shifts in industry dynamics or regulatory developments. We also focus on the ability of a facility to produce expected revenue based on cultivation capacity, harvest cycles and pricing in each unique market and then evaluate each transaction using rent as a percentage of revenue, in order to underwrite a property’s ability to generate free cash flow for the tenant.

Other Conditions

This category encompasses industry conditions, tenant circumstances and transaction terms. We focus on segments of the legal cannabis industry that present long-term sustainable trends supporting the success of our tenant and security of our contractual cash flow. Additionally, we evaluate the tenant’s use for the property relative to its other activities, as well as its positioning in the marketplace. We may also negotiate the terms of our leases to provide additional protection for the company when we deem necessary.

Pursuant to our triple-net leases, tenants are responsible for the ongoing expenses of a property (including taxes and insurance), in addition to the tenants’ rent obligations. We monitor all lease provisions to ensure strict compliance, including any tenant improvement funds that may be distributed. Additionally, our leases typically require tenant financials to be delivered on a regular basis and documentation to demonstrate compliance with all state laws, rules and cannabis regulations. When distributing tenant improvement funds, we engage a third-party to review each reimbursement request for accuracy, completion of work and proof of payment prior to disbursement.

Investment Guidelines

We expect that our board of directors will adopt the following initial investment guidelines:

•	No investment will be made that would cause us to fail to qualify as a REIT.

•	No investment will be made that would cause us to register as an investment company under the Investment Company Act.

•

The proceeds of this offering, any future offering by us or our operating partnership, and cash from operations and capital transactions may be invested in interest-bearing, short-term, investment-grade investments, subject to the requirements for maintaining our qualification as a REIT.

•	Our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of its tangible assets at the time of any new borrowing.

The investment committee of our board of directors will oversee our investment portfolio and compliance with our investment guidelines and policies. These investment guidelines may be changed or waived by our investment committee or board of directors without the approval of our stockholders.

The Merger

We were incorporated on April 9, 2019 originally under the name GreenAcreage Real Estate Corp. On March 17, 2021, we consummated a merger pursuant to which we combined our company with the Target, and renamed ourselves “NewLake Capital Partners, Inc.” Immediately prior to the Merger, our company owned a portfolio of five properties among five states. The Target was a Maryland corporation organized in April 2019 under the name New Lake Capital Partners, Inc. that, immediately prior to the Merger, owned a portfolio of 19 properties among eight states.

Upon completion of the Merger, we owned 24 properties across nine states, and became one of the largest REITs in the cannabis industry. We consummated the Merger and combined businesses with the Target to, among other things, benefit from increasing economies of scale as we continue to grow, and as part of our evolution toward entering the public markets. In connection with the Merger, we also entered into various arrangements and agreements with certain of our significant stockholders, including director nomination rights. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for more information about these director nomination rights.

Registration Rights

In connection with the Merger, we entered into the Registration Rights Agreement with the Registration Rights Agreement Stockholders. Pursuant to the terms of the Registration Rights Agreement, we have agreed to, among other things, use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of a registration statement for an initial public offering filed with the SEC or other securities commission, and (b) the date the shares of our common stock are listed for trading on certain securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders. Pursuant to the Registration Rights Agreement, we have also granted to the Registration Rights Agreement Stockholders certain separate demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we continue to take advantage of any of these exemptions, we do not know if some investors will find shares of our common stock less attractive as a result. The result may be a less active trading market for shares of our common stock and the price of our common stock may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. This means that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Insurance

Our tenants are generally required to maintain liability and property insurance coverage for the properties they lease from us pursuant to triple-net leases. These leases generally require our tenants to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. We typically obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind, hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. See “Risk Factors—Risks Related to Our Business and Properties—Liability for uninsured losses could materially and adversely affect our business (including our financial performance and condition).” In addition to being a named insured on our tenants’ liability policies, we separately maintain commercial general liability coverage.

Government Regulation and Environmental and Related Matters

Federal Laws Applicable to the Medical-use and Adult-use Cannabis Industry

Cannabis (with the exception of hemp containing no more than 0.3% THC by dry weight) is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the CSA. The CSA classifies marijuana (cannabis) as a Schedule I controlled substance, and as such, both medical-use and adult-use cannabis are illegal under U.S. federal law. Moreover, on two separate occasions the U.S. Supreme Court ruled that the CSA trumps state law. Although internal policies and Congressional actions have placed certain limitations on the federal government’s ability to enforce federal cannabis laws against businesses legally operating under the medical marijuana laws of a given state, as discussed below, there exists the possibility that the federal government may enforce U.S. drug laws against companies operating in accordance with state cannabis laws, creating a climate of legal uncertainty regarding the production and sale of cannabis. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that the federal law enforcement authorities responsible for enforcing the CSA, including the DOJ and the DEA, may enforce current federal law.

Under the Obama administration, the DOJ previously issued memoranda, including the so-called “Cole Memo” on August 29, 2013, providing internal guidance to federal prosecutors concerning enforcement of federal cannabis prohibitions under the CSA. This guidance essentially characterized use of federal law enforcement resources to prosecute those complying with state laws allowing the use, manufacture and distribution of cannabis as an inefficient use of such federal resources where states have enacted laws legalizing cannabis in some form and have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations was not a priority for the DOJ. Instead, the Cole Memo directed U.S. Attorney’s Offices discretion not to investigate or prosecute state law compliant participants in the medical cannabis industry who did not implicate certain identified federal government priorities, including preventing interstate diversion or distribution of cannabis to minors.

On January 4, 2018, then-U.S. Attorney General Jeff Sessions issued a written memorandum rescinding the Cole Memo and the Sessions Memo. The Sessions Memo instructs federal prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutors when deciding whether to pursue prosecutions related to cannabis activities. As a result, federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. The Sessions Memo states that “these principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The Sessions Memo went on to state that given the DOJ’s well-established general principles, “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.” Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future and it remains unclear what impact the Sessions Memo will have on the regulated cannabis industry, if any.

President Biden’s new Attorney General, Merrick Garland, has not provided a clear policy directive for the U.S. as it pertains to state-legal cannabis-related activities. It is not yet known whether the DOJ under President Biden and Attorney General Garland will re-adopt the Cole Memo or announce a substantive cannabis enforcement policy, and there can be no assurances that DOJ or other law enforcement authorities will not seek to vigorously enforce existing laws. During Attorney General Garland’s confirmation hearings in February 2021, he noted that non-violent, low-level cannabis enforcement is not an effective use of federal law enforcement resources, and he seemed generally supportive of states’ rights to legalize and regulate marijuana. He stopped short of confirming that the DOJ would reissue an updated version of the Cole Memo, however.

One legislative safeguard for the medical cannabis industry, appended to federal appropriations legislation, remains in place. Commonly referred to as the “Rohrabacher-Blumenauer Amendment,” (or the “Rohrabacher-Farr Amendment”) this so-called “rider” provision has been appended to the Consolidated Appropriations Acts since 2015. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. On December 27, 2020, Congress passed an omnibus spending bill that again included the Rohrabacher-Blumenauer Amendment, extending its application until September 30, 2021. There is no assurance that Congress will approve inclusion of a similar prohibition on DOJ spending in the appropriations bills for future years. In USA vs. McIntosh, the U.S. Circuit Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies in the states of Alaska, Arizona, California, Hawaii and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

Furthermore, while we target the acquisition of medical-use and adult-use cannabis facilities, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants currently (and additional tenants may in the future) cultivate, process and/or dispense adult-use cannabis as well as medical-use cannabis in our facilities, as permitted by state and local laws now or in the future, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks as compared to facilities where cannabis is cultivated exclusively for medical use, including not providing protection under the Congressional spending bill provision.

Federal prosecutors have significant discretion to investigate and prosecute suspected violations of federal law and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis production, processing or distribution. Any change in the federal government’s enforcement posture with respect to state-licensed cultivation of medical-use and adult-use cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the U.S., which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government’s enforcement position, we could be subject to criminal prosecution, which could impact our ability to operate and could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. See “Risk Factors – Risks Relating to Regulation.”

State Laws Applicable to the Medical-use and Adult-use Cannabis Industry

In most states that have legalized medical-use and adult-use cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of medical-use and adult-use cannabis. State and local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing medical-use and/or adult-use cannabis programs (such as the type of cannabis products permitted under the program, qualifications and registration of health professionals that may recommend treatment with medical cannabis, and the types of medical conditions that qualify for medical cannabis), product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals. As a result of these and other factors, if our tenants default under their leases, we may not be able to find new tenants that can successfully engage in the cultivation, processing or dispensing of medical-use or adult-use cannabis on the properties.

There is no guarantee that state laws legalizing and regulating the growing, processing, sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until Congress amends or repeals the CSA with respect to medical-use and/or adult-use cannabis and the President approves such action (and as to the timing or scope of any such potential amendment or repeal there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the growing, processing, sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, our business, results of operations, financial condition and prospects would be materially and adversely affected.

Laws Applicable to Financial Services for Cannabis Industry

All banks are subject to federal law, whether the bank is a national bank or state-chartered bank. At a minimum, all banks maintain federal deposit insurance which requires adherence to federal law. Violation of federal law could subject a bank to loss of its charter. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. For example, under the Bank Secrecy Act, banks must report to the federal government any suspected illegal activity, which would include any transaction associated with a cannabis-related business. These reports must be filed even though the business is operating in compliance with applicable state and local laws. Therefore, financial institutions that conduct transactions with money generated by cannabis-related conduct could face criminal liability under the Bank Secrecy Act for, among other things, failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA.

Despite these laws, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a memorandum on February 14, 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Concurrently with the FinCEN Memorandum, the DOJ issued supplemental guidance directing federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo with respect to federal money laundering, unlicensed money transmitter and Bank Secrecy Act offenses based on cannabis-related violations of the CSA. The FinCEN Memorandum sets forth extensive requirements for financial institutions to meet if they want to offer bank accounts to cannabis-related businesses and echoed the enforcement priorities of the Cole Memo. Under these guidelines, financial institutions must submit a Suspicious Activity Report (“SAR”) in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories - “marijuana limited,” “marijuana priority,” and “marijuana termination” - based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. FinCEN provides a lengthy (but not exhaustive) list of marijuana-related “red flags” in the FinCEN Memorandum that banks are obligated to be aware of and monitor for. This is a level of scrutiny that is far beyond what is expected of any normal banking relationship.

As a result, many banks are hesitant to offer any banking services to cannabis-related businesses, including opening bank accounts. While we currently maintain banking relationships, our inability to maintain those accounts or the lack of access to bank accounts or other banking services in the future, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges. Similarly, if our proposed tenants are unable to access banking services, they will not be able to enter into triple-net leasing arrangements with us, as our leases will require rent payments to be made by check or wire transfer.

The rescission of the Cole Memo has not yet affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow, modify or retract the guidelines of the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

In addition, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants’ ability to finance their operations and growth through the capital markets.

The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry. See “Risk Factors – Risks Relating to Regulation.”

Agricultural Regulation

The medical-use and adult-use cannabis properties that we own that are used primarily for cultivation and production of medical-use and adult-use cannabis are subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment, and eminent domain.

Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of agricultural lands and water. Many such laws, ordinances and regulations seek to regulate water usage and water runoff because water can be in limited supply, as is the case in certain locations where our properties are located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our properties flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

We believe that our existing properties have, and other properties that we acquire in the future will have, sources of water, including wells and/or surface water that provide sufficient amounts of water necessary for the current operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the districts of the states in which our properties are located or other reasons.

In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

Because properties we own may be used for growing medical-use and adult-use cannabis, there may be other additional land use and zoning regulations at the state or local level that affect our properties that may not apply to other types of agricultural uses. For example, certain states in which our properties are located require stringent security systems in place at grow facilities, and require stringent procedures for disposal of waste materials.

As an owner of cultivation facilities, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

Environmental Matters

Our properties and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our properties and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties and liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties. Furthermore, many of our properties have been repurposed for regulated cannabis operations, and historically were utilized for other purposes, including heavy industrial uses, which expose us to additional risks associated with historical releases of substances at the properties.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties are subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Legal Proceedings

We are currently not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

Corporate Information

NewLake Capital Partners, Inc., a Maryland corporation, was incorporated on April 9, 2019 originally under the name GreenAcreage Real Estate Corp. Our name was changed to NewLake Capital Partners, Inc. in March 2021 in connection with the Merger. Our principal executive offices are located at 27 Pine Street, Suite 50, New Canaan, CT 06840. Our telephone number is 203-594-1402. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

MANAGEMENT

Our Directors and Executive Officers

Our board of directors consists of seven members. We have entered into the Investor Rights Agreement with certain of our stockholders, pursuant to which the stockholders party thereto have certain rights with respect to the nomination of members to our board of directors. Each of Mr. Carr, Mr. Coniglio, Mr. DuGan, Mr. Kadens, Ms. Lam, Mr. Martay and Mr. Weinstein were nominated to serve on our board of directors pursuant to the Investor Rights Agreement and were elected by our shareholders at our annual meeting held on             , 2021. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for more information. Our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” The first annual meeting of our stockholders after this offering will be held in 2022. Officers serve at the pleasure of our board of directors, subject to the terms and conditions of any employment agreements.

The following table sets forth certain information concerning our directors, executive officers and certain other officers upon completion of this offering:

Name	Age	Position
David Weinstein*	54	Chief Executive Officer, Director
Anthony Coniglio*	52	President and Chief Investment Officer, Director
Wilson Pringle*	51	Chief Operating Officer and Secretary
Fredric Starker*	70	Chief Financial Officer and Treasurer
Gordon DuGan	54	Chairman of the Board of Directors
Alan Carr	51	Director
Peter Kadens	43	Director
Mandy Lam	47	Director
Pater Martay	43	Director

*	Denotes our named executive officers.

The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Name	Biographical Summary
David Weinstein	David Weinstein, 54, is our Chief Executive Officer and a member of our board of directors. Mr. Weinstein joined our company as Chief Executive Officer in August 2020, and as a member of our board of directors in August 2019. In addition, Mr. Weinstein serves as a member of the board of directors of Leisure Acquisition Corp., a Nasdaq-listed special purpose acquisition corporation, and as an advisor to a partnership that is focused on the development of a 74-acre maritime port in Sunset Park, Brooklyn. Prior to joining NewLake, Mr. Weinstein was a partner at Belvedere Capital, a real estate investment firm based in New York, from 2008 to 2013, and again from 2016 to 2020. Most recently, he focused on Belvedere’s investment in Industry City, a six million square foot redevelopment project in Sunset Park, Brooklyn. From 2015 to 2016, Mr. Weinstein was a member of the board of directors of Forestar Group, Inc., a NYSE-listed real estate and oil and gas company. Prior to that, Mr. Weinstein served as a member of the board of directors beginning in 2008, and as President and Chief Executive Officer beginning in 2010, of MPG Office Trust, Inc., a NYSE-listed office REIT, until the sale of the company in 2013. From 2007 to 2008, Mr. Weinstein was a Managing Director of Westbridge Investment Group/Westmont Hospitality Group, a real estate investment fund focused on hospitality. Mr. Weinstein worked at

Name	Biographical Summary

Goldman, Sachs & Co. from 1996 to 2007, first in the real estate investment banking group (focused on mergers, asset sales and corporate finance) and then in the Special Situations Group (focused on real estate debt investments). Mr. Weinstein received a B.S. in Economics, magna cum laude, with a concentration in finance, from The Wharton School of the University of Pennsylvania and a Juris Doctor, cum laude, from the University of Pennsylvania Law School. He is a member of the New York State Bar Association. Mr. Weinstein was nominated to our board of directors by HG Vora pursuant to its director nomination right.

We believe that Mr. Weinstein’s experience as chief executive officer of a public company, his real estate investment and advisory experience, as well as his experience as a board member of several public companies qualifies him to serve on, and makes him a valuable member of, our board of directors.

Anthony Coniglio

Anthony Coniglio, 52, is our President, Chief Investment Officer, and a member of our board of directors. Mr. Coniglio joined our company and our board of directors upon completion of the Merger in March 2021. Mr. Coniglio previously served as Chief Executive Officer of the Target since its inception in April 2019. Prior to joining the Target, Mr. Coniglio was the Chief Executive Officer of Primary Capital Mortgage Company (“PCM”), a residential mortgage company. Prior to PCM, he was a Managing Director at JPMorgan, leading various businesses, including a start-up platform, to leadership positions and helping grow business line profitability exponentially. During his 14 years at JPMorgan, Mr. Coniglio was named by Dealmaker Magazine as “Top 40 under 40 on Wall Street” and led complex transactions, such as the financial-crisis restructurings for GMAC and Chrysler Financial, as well as AmeriCredit’s $3.5 billion sale to General Motors. Mr. Coniglio has led numerous initial public offerings for REITs and corporations, including MasterCard’s $5.3 billion initial public offering. With more than 30 years of experience, Mr. Coniglio is a proven executive possessing a unique mix of skills that have allowed him to be highly successful in the context of a Fortune 100 company as well as a start-up. Mr. Coniglio is an experienced NYSE board member, serving on the Audit Committee and Special Committee of Atlas Resource Partners as an independent director. In addition, Mr. Coniglio serves on the board of St. Mary’s Hospital for Children, the largest post-acute care pediatric facility in the tri-state area, as chair of the IT & Cybersecurity Committee and member of the Audit Committee. Mr. Coniglio also serves as an Advisory Board Member, Speaker, Volunteer and coach. He was a recipient of United Hospital Fund’s 2018 Distinguished Trustee Award. Mr. Coniglio received a B.S. in Accounting and Finance from the State University of New York, College at Oneonta. Mr. Coniglio was a Certified Public Accountant during his tenure at Price Waterhouse, LLP.

We believe Mr. Coniglio’s experience in building a portfolio of cannabis properties, growing businesses to leadership positions, and his previous experience as a director of a public company qualifies him to serve on, and makes him a valuable member of, our board of directors.

Wilson Pringle	Wilson Pringle, 51, is our Chief Operating Officer and Secretary. Mr. Pringle has served as our Chief Operating Officer since our inception in April 2019. Mr. Pringle has more than 20 years of operations and finance experience in asset management. Most recently, Mr. Pringle was Director of Operations at Hunt Mortgage. Prior to this, Mr. Pringle was responsible for building the operational and business processes for Five Oaks Investment Corp., a REIT that launched privately and went public on the NYSE in seven months. Mr. Pringle also managed the prime jumbo aggregation and securitization business, including four securitizations with $2.0 billion in loans. In addition, Mr. Pringle built an insurance business that included backstopping the

Name	Biographical Summary
representations and warranties for $2.0 billion in mortgages across 80 sellers and 24 securitizations. Mr. Pringle was instrumental in transitioning Five Oaks Investment Corp. from a mortgage REIT to a multifamily CLO REIT. Mr. Pringle also held senior operations positions at JP Morgan from 2008 to 2010 where he worked for the Chief Operating Officer and managed North American client services for JP Morgan’s Global Derivatives Services. Prior to that, Mr. Pringle served as Managing Director of Operations at Stanfield Global Strategies from 2000 to 2008, where he helped grow the Asset Manager from launch to over $40.0 billion in assets across multiple financing strategies. Mr. Pringle received a B.A. in Economics and Psychology from Lafayette College and an M.B.A. in Finance from Duke University’s Fuqua School of Business.

Fredric Starker	Fredric Starker, 70, is our Chief Financial Officer and Treasurer. Mr. Starker joined our company in March 2021. Mr. Starker previously served as our Chief Financial Officer and Treasurer pursuant to an outside consulting agreement with RESIG from April 2019 until March 2021. Prior to joining NewLake, Mr. Starker joined Imowitz Koenig & Co., LLP (“Imowitz”), a certified public accounting firm, in 1992, becoming a Partner in 1994. Mr. Starker also served as a Principal of RESIG, a real estate consulting firm and an affiliate of Imowitz, beginning with that company’s inception in 1999 until his retirement in 2016. Since his retirement, Mr. Starker has acted as a consultant to Imowitz, RESIG and their successor, EisnerAmper LLC. Mr. Starker also served as Chief Financial Officer of New York Mortgage Trust, Inc. a Nasdaq-listed REIT, from 2010 until 2014. Prior to joining Imowitz and RESIG, Mr. Starker served as a Vice President of Integrated Resources, Inc., a publicly-traded real estate and investment company, from 1988 to 1991, and as the Chief Financial Officer of Berg Harmon Associates, a real estate investment company, from 1981 to 1988. Mr. Starker is a certified public accountant and received a B.A. from Queens College and an M.S. in Accounting from the State University of New York at Albany.

Gordon DuGan	Gordon DuGan, 54, is the chairman of our board of directors and has served as Chairman of our board of directors since April 2019. Mr. DuGan is also the Chairman of Indus Realty Trust, a Nasdaq-listed industrial REIT. Mr. DuGan is the Co-Founder and Chairman of Blackbrook Capital, an investment fund focused on industrial and net lease investments in Europe. Mr. DuGan is the former Chief Executive Officer of Gramercy Property Trust (“Gramercy”), a formerly NYSE-listed triple-net lease REIT, which was sold to Blackstone Equity Partners VIII, LP for $7.6 billion in October of 2018. After becoming the Chief Executive Officer of Gramercy in 2012, Mr. DuGan oversaw the growth of Gramercy from $300 million in net assets during which time Gramercy became the third best performing REIT in the U.S.. Prior to his work for Gramercy, Mr. DuGan was Chief Executive Officer of W.P. Carey & Co., (“WPC”), a NYSE-listed triple-net lease REIT, from 2003 until 2010. During this time, WPC grew to $10 billion in assets, maintained its dividend during the financial crisis, and significantly outperformed the MSCI US REIT index. Mr. DuGan also founded the European investment business of both WPC and Gramercy during his tenure at those companies, and oversaw over $4 billion in European investments. In addition, Mr. DuGan is a former member of the Board of Governors of NAREIT. Mr. DuGan is also a member of the Council on Foreign Relations and is the Treasurer of the Innocence Project. Mr. DuGan received a B.S. in Economics with a concentration in Finance from the Wharton School of the University of Pennsylvania. Mr. DuGan was nominated to our board of directors by HG Vora pursuant to its director nomination right.

Name	Biographical Summary

We believe that Mr. DuGan’s experience as chief executive officer of two public companies, his experience in net lease investments, as well as his experience as a member and chairman of public company boards, qualifies him to serve on, and makes him a valuable member of, our board of directors.

Alan Carr

Alan Carr, 51, is a member of our board of directors, and has served as a member of our board of directors since August 2019. Beginning in 2013, Mr. Carr has served as the Co-Founder, Managing Member and Chief Executive Officer of Drivetrain LLC, Prior to co-founding Drivetrain LLC, Mr. Carr served as a Managing Director at Strategic Value Partners from 2003 to 2013, leading investments in various sectors in North America and Europe. From 1997 until 2003, Mr. Carr was a corporate attorney at Skadden, Arps, Slate, Meager & Flom and before that, at Ravin, Sarasohn, Baumgarten, Fisch & Rosen. He currently serves as a director of the following public companies: Sears Holdings Corporation, Unit Corporation and Old Copper Company Inc. (f/k/a J.C. Penney Company Inc.). Mr. Carr has previously, and does currently, serve as a director on several other boards in diverse industries and throughout the world. Mr. Carr received a B.A. in Economics from Brandeis University and Juris Doctor, cum laude, from Tulane Law School. Mr. Carr was nominated to our board of directors by HG Vora pursuant to its director nomination right.

We believe that Mr. Carr’s experience as a board member of several public companies qualifies him to serve on, and makes him a valuable member of, our board of directors.

Peter Kadens

Mr. Kadens, 43, is a member of our board of directors and previously served as a member of the Target’s board of directors beginning in August 2019. Mr. Kadens joined our board of directors upon completion of the Merger in March 2021. Mr. Kadens currently serves as Chairman of Kadens Family Holdings, a single-family office focused on impact investments. Prior to these roles, Mr. Kadens was the Co-Founder and Chief Executive Officer of Green Thumb Industries Inc., one of the largest publicly-traded legal cannabis operators in the U.S.. Mr. Kadens also previously served as a director of the Marijuana Policy Project (MPP) and the Cannabis Trade Federation (CTF), and currently serves as a director of KushCo Holdings, Inc. (OTCMKTS: KSHB). In 2018, Mr. Kadens was named one of 20 People to Watch in the cannabis industry by Marijuana Business Daily. Prior to serving as Chief Executive Officer of Green Thumb Industries Inc., Mr. Kadens founded SoCore Energy, one of the largest commercial solar companies in the U.S. Under his leadership, SoCore Energy expanded operations into 17 states and was named one of Chicago’s most innovative businesses by Chicago Innovation Awards. Mr. Kadens eventually sold SoCore Energy to Edison International, a Fortune 500 energy holding company. In addition, Mr. Kadens currently serves as the Chairman of the Kadens Family Foundation, a charitable organization dedicated to closing the pervasive wealth and education gaps in the U.S. Mr. Kadens was nominated to our board of directors by NLCP Holdings, LLC pursuant to its director nomination right.

We believe that Mr. Kaden’s experience as a Chief Executive Officer of a publicly-traded cannabis company, as well as his experience as a public company director, qualifies him to serve on, and makes him a valuable member of, our board of directors.

Mandy Lam	Mandy Lam, 47, is a member of our board of directors, and has served on our board of directors since April 2019. Since December 2014, Ms. Lam has served as General Counsel at HG Vora Capital Management, LLC, where she is responsible for

Name	Biographical Summary

managing legal and regulatory matters. Ms. Lam also served as a member of the board of directors of Town Sports International from July 2017 to January 2020. Before that, Ms. Lam was Managing Director at GFMA Global FX Division from September 2011 until December 2014, and provided strategic regulatory advice on the OTC FX market. From July 2004 until August 2011, Ms. Lam was Senior Vice President and Head of Regulatory Affairs at CLS Bank International and a member of its Senior Management Team and Executive Committee. Prior to that, she was an attorney at Sullivan & Cromwell and advised on financing, securities, M&A and regulatory matters from December 1999 to May 2004. Ms. Lam holds a Bachelor’s degree with Distinction in Economics and a Bachelor’s degree with Distinction and High Honors in English from the University of California at Berkeley, as well as a Juris Doctor from New York University School of Law. Ms. Lam was nominated to our board of directors by HG Vora pursuant to its director nomination right.

We believe that Ms. Lam’s background in legal and regulatory matters, as well as her experience as a public company director, qualifies her to serve on, and makes her a valuable member of, our board of directors.

Peter Martay

Mr. Martay, 43, is a member of our board of directors, and previously served as Chairman of the Target’s board of directors beginning in August 2019. Mr. Martay joined our board of directors upon completion of the Merger in March 2021. In 2009, Mr. Martay joined Pangea Properties (“Pangea Properties”) as the company’s fifth employee and currently serves as its Chief Executive Officer. During his tenure Pangea Properties, he has directly overseen the acquisition of over 500 properties, totaling more than 13,000 apartments. Mr. Martay created the lending division at Pangea Properties, Pangea Mortgage Capital, which has completed over $125.0 million in short-term bridge loans on numerous property types across the country. Prior to joining Pangea Properties, he served as Vice President at Bernstein Global Wealth Management from 2005 to 2009. From 2002 until 2004, Mr. Martay also worked as an associate for Chicago-based private equity firm, Glencoe Capital. He started his career in investment banking at Deutsche Bank, as part of the Leveraged Finance Group, and received his BBA from the University of Michigan’s Stephen M. Ross School of Business. Mr. Martay was nominated to our board of directors by NLCP Holdings, LLC’s pursuant to its director nomination right.

We believe that Mr. Martay’s real estate investment experience as well as his experience as Chief Executive Officer of Pangea Properties qualifies him to serve on, and makes him a valuable member of, our board of directors.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified, with each of our directors subject to re-election annually;

•

of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that five of our directors satisfy the listing standards for independence of the OTCQX and Rule 10A-3 under the Exchange Act;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we intend to comply with the requirements of the OTCQX listing standards, including having committees comprised solely of independent directors;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Director Independence

Our board of directors will review the materiality of any relationship that each of our directors has with us, either directly or indirectly, taking into account the director nomination rights described under “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” We expect that our board of directors will determine that each of Mr. DuGan, Mr. Carr, Mr. Kadens, Ms. Lam and Mr. Martay is independent as defined by the listing standards of the OTCQX. There are no family relationships among any of our directors or executive officers.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its standing committees, the audit committee, the nominating and corporate governance committee, the compensation committee and the investment committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our investment committee develops our investment objectives and corporate policies on investing.

Board Committees

Our board of directors has established four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an investment committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the OTCQX, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Our audit committee is comprised of Mr. DuGan, Mr. Carr and Mr. Martay. Mr. DuGan, the chair of our audit committee, qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and OTCQX corporate governance requirements. Our board of directors has determined that each of the audit committee members is “financially literate” as that term is defined by the OTCQX corporate governance requirements. Prior to the completion of this offering, we expect to adopt an amended and restated audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Mr. Carr, Mr. DuGan and Mr. Kadens, with Mr. Carr serving as chair. Prior to the completion of this offering, we expect to adopt an amended and restated compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. Carr, Mr. Kadens and Ms. Lam, with Mr. Carr serving as chair. Prior to the completion of this offering, we expect to adopt an amended and restated nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the OTCQX corporate governance listing standards; and

•	overseeing the board of directors’ evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Investment Committee

We have an investment committee comprised of Mr. DuGan, Mr. Martay, Mr. Coniglio and Mr. Weinstein, and may have up to six non-voting members who are not members of our board. Mr. DuGan and Mr. Martay serve as co-chairs. Prior to the completion of this offering, we expect to adopt an amended and restated investment committee charter, which will detail the principal functions of the investment committee, including developing our investment objectives and corporate policies on investing.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors expects to establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or OTCQX requirements.

Indemnification of Directors and Officers and Limitation of Liability

For information concerning indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

EXECUTIVE COMPENSATION

Overview

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our other most highly compensated executive officer as of December 31, 2020. Prior to the closing of the Internalization on July 15, 2020, we were externally managed and did not have any employees and therefore did not pay any compensation to our officers (as such compensation was paid by our former Manager). We refer to these individuals as our “named executive officers.” As noted above, we are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced disclosure requirements, including in the area of executive compensation.

Compensation of Named Executive Officers

Summary Compensation Table for Fiscal Year 2020

The following table sets forth the compensation paid in fiscal year 2020 to our named executive officers.

Name and Principal Position	Year	Salary		Bonus	Stock Awards		All Other Compensation		Total
David Weinstein, Chief Executive Officer	2020	$154,167	(1)	$235,000	$1,688,341	(2)	$124,069	(3)	$2,201,577
Wilson Pringle, Chief Operating Officer and Secretary	2020	$250,000		$—	$—		$—		$250,000

(1)	Mr. Weinstein was appointed Chief Executive Officer on August 1, 2020, with an annual base salary of $370,000. Mr. Weinstein’s 2020 base salary was pro-rated based on his start date.
(2)

Represents the aggregate grant date fair value of 79,827 restricted stock units granted to Mr. Weinstein during 2020 in connection with his service as our Chief Executive Officer. The grant date fair value of the restricted stock units was determined based on the most recently issued stock price at the time of issuance. The aggregate grant date fair value of the restricted stock units was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See “Director Compensation” below for a discussion of restricted stock units granted to Mr. Weinstein for his service on our board of directors.

(3)

Includes (i) $66,750 paid to Mr. Weinstein for his service on our board of directors prior to becoming our Chief Executive Officer. (ii) 1,500 restricted stock units with a grant date fair value of $30,000 awarded to Mr. Weinstein for his service on our board of directors, and (iii) $27,319 paid to Mr. Weinstein for dividend equivalent rights earned on his outstanding restricted stock units The aggregate grant date fair value of the restricted stock units was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Narrative to Summary Compensation Table for Fiscal Year 2020

Discretionary Annual Cash Bonus

Mr. Weinstein received a discretionary cash bonus with respect to 2020 as determined by the compensation committee, based on a qualitative assessment of his individual performance and leadership.

Stock and Option Awards

Mr. Weinstein received an award of 79,827 restricted stock units in 2020. 66,500 of the restricted stock units were granted to Mr. Weinstein in connection with his appointment as Chief Executive Officer. As of March 31,

2021, 29,554 of these restricted stock units have vested. The remaining 36,946 restricted stock units vest pro rata on the last calendar day of each month through July 2023 or fully vest upon the completion of our initial public offering. In addition, 13,327 of the restricted stock units were granted upon the successful completion of capital raises. These units were vested at the time of grant.

Effective as of March 17, 2021 (the closing date of the Merger), our executive officers are as follows:

•	David Weinstein, Chief Executive Officer;

•	Anthony Coniglio, President and Chief Investment Officer;

•	Wilson Pringle, Chief Operating Officer and Secretary; and

•	Fredric Starker, Chief Financial Officer and Treasurer.

In connection with the completion of the Merger, Mr. Weinstein and Mr. Coniglio entered into employment agreements with us to serve in their respective positions. Additionally, Mr. Starker entered into an employment agreement with us to serve as our Chief Financial Officer in March 2021. As detailed below, the employment agreements set forth the terms of each of these individuals’ employment, including their compensation arrangements, roles and responsibilities, and term of employment.

In addition to the employment agreements with Mr. Weinstein, Mr. Coniglio and Mr. Starker we anticipate that we will continue to implement a comprehensive compensation program. In addition to base salary and the provision of customary employee benefits for our employees not subject to employment agreements, it is anticipated that the named executive officers, as well as other employees, will be eligible to participate in an annual cash bonus program and long-term equity based compensation plan, each beginning in 2021.

Employment Agreements

We have entered into employment agreements with Mr. Weinstein, Mr. Coniglio and Mr. Starker. The principal terms of the employment agreements are summarized below.

Position

The employment agreement with Mr. Weinstein provides that he will be employed as our Chief Executive Officer. The employment agreement with Mr. Coniglio provides that he will be employed as our President and Chief Investment Officer. The employment agreement with Mr. Coniglio also contemplates that, subject to approval of our board of directors, in its sole discretion he will assume the position of our Chief Executive Officer by March 17, 2023. The employment agreement with Mr. Starker provides that he will be employed as our Chief Financial Officer. Each employment agreement provides that the executive will devote substantially all of his business time and attention to our company’s business and affairs.

Term

The employment agreement with each of Messrs. Weinstein and Coniglio has an initial term of three years, beginning March 18, 2021. At the end of the initial term (and any subsequent renewal term), the employment agreements with Mr. Weinstein and Mr. Coniglio also provide that the term is automatically extended for an additional three-year period unless we or the executive has given written notice, at least ninety days before the expiration of the term, of an intention not to extend the term. The employment agreement with Mr. Starker provides for a term of one year following our public offering, up to a maximum term of two years beginning March 22, 2021. Each of the employment agreements provides that it may be terminated prior to the expiration of the term subject to the terms and conditions of the employment agreement.

Compensation

The employment agreement with each of Messrs. Weinstein and Coniglio provides that his initial annualized base salary will be $400,000. The employment agreement with Mr. Starker provides that his annualized base salary will be $250,000. Our board of directors or the compensation committee may increase an executive’s annual base salary during the term of the executive’s employment agreement.

The employment agreement with Mr. Starker provides that he will receive a “public offering bonus” in the amount of $40,000 upon the earlier of: (i) the time of our public offering, or (ii) six months after the effective date of his employment agreement.

Each of the employment agreements also provides that the executive will have the opportunity to earn an annual bonus during each year of the term, with a target annual bonus equal to 75% of base salary, in the case of Messrs. Weinstein and Coniglio, and 50% of base salary in the case of Mr. Starker. The compensation committee will determine the annual bonus actually earned in each calendar year based on the attainment of company and individual performance goals established by the compensation committee in consultation with the executive. The amount of the annual bonus paid to each of Mr. Weinstein and Mr. Coniglio in any year shall be the same.

The employment agreements with Mr. Weinstein and Mr. Coniglio provide that, as part of our public offering process, we will engage an independent compensation consultant to determine market-based compensation in similar companies, including base salary, annual bonus, equity compensation, retirement plans and other benefits. Based on this compensation study, we will determine the average of the market-based compensation for the positions held by Mr. Weinstein and Mr. Coniglio and adjust the compensation of each of the executives to reflect this average market-based compensation.

Each of the employment agreements also provides that each executive will be eligible to participate in our retirement and welfare benefit plans, and is entitled to four weeks’ vacation, in the case of Messrs. Weinstein and Coniglio, and three weeks’ vacation in the case of Mr. Starker, in each calendar year.

Termination

Each of the employment agreements provides that the executive’s employment may be terminated prior to the expiration of the term. The executive’s employment may be terminated by us with or without cause or on account of the executive’s disability.

The executive may terminate his employment with or without good reason. The employment agreements terminate automatically upon the executive’s death.

Each of the employment agreements defines the term “cause” to be (i) the executive’s material breach of the employment agreement, including the confidentiality, nonsolicitation, and noncompetition provisions in the employment agreement, (ii) fraud, embezzlement, theft or material dishonesty by the executive, (iii) the executive’s engaging in conduct that causes, or is reasonably likely to cause, material damage to our property or reputation, (iv) the executive’s continued failure to substantially perform his customary duties, other than as a result of the executive’s disability, after we have given the executive a written warning that identifies the failure, (v) the executive’s indictment for, or his conviction of, or plea of guilty or nolo contendere to a felony or a crime involving moral turpitude, or (vi) the executive’s material failure to comply with our code of conduct, employment policies, or reasonable standards of professional conduct. A termination of the executive may be with cause only if the board of directors gives the executive written notice of the reasons for termination and the executive fails to remedy or cure those reasons, to the reasonable satisfaction of the board of directors, within thirty days after receipt of the notice. Additionally, the employment agreements of Messrs. Weinstein and Coniglio provide that, for a termination of employment to be considered to have been for cause, at least 75% of the board of directors must affirmatively vote in favor of the cause termination at a meeting held for the purpose of determining whether the termination is for cause, and at which the executive was given an opportunity to be heard by the board of directors.

Each of the employment agreements provides that the executive may resign with good reason. Each employment agreement defines the term “good reason” to be (i) a material diminution of the executive’s position, authority, duties or responsibilities, or the assignment to the executive of any duties that are materially inconsistent with his position, (ii) a material reduction in the executive’s salary or bonus opportunity, (iii) for each of Messrs. Weinstein and Coniglio, a change in the executive’s title or the removal of the executive from the board of directors, or (iv) in the case of Mr. Coniglio, our failure to promote him to the position of our chief executive officer by March 17, 2023. To constitute good reason, the executive must give us written notice within thirty days after the applicable circumstance, and we fail to correct the circumstance within thirty days after we receive the executive’s notice. In the case of our failure to promote Mr. Coniglio to the position of our chief executive officer by March 17, 2023, Mr. Coniglio must provide us notice within thirty days after the earlier of March 17, 2023 or his receipt of a written notice of our decision not to promote him to the position of chief executive officer.

Payments Upon Termination

Each employment agreement provides that the executives are entitled to receive the “accrued obligations” upon their termination of employment for any reason. The “accrued obligations” are (i) payment of any compensation (including base salary, annual bonus and accrued but unused vacation) that was earned but remains unpaid on the date of termination, and (ii) any benefits due the executive under our benefit plans.

Each employment agreement provides that the executive is entitled to additional benefits upon a termination of employment by us without cause or upon the executive’s resignation with good reason; provided that the executive has given us a release and waiver of claims in the form attached to the employment agreement. Messrs. Weinstein and Coniglio are entitled to receive (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; (ii) two times the sum of his annual base salary and target annual bonus; (iii) accelerated vesting of outstanding equity awards; and (iv) a payment equal to the amount of the applicable COBRA premiums for 18 months. Mr. Starker is entitled to receive (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; (ii) the public offering bonus to the extent that it has not been paid; and (iii) the pro-rated amount of his annual base salary and target annual bonus.

Additionally, if the executive’s employment terminates as a result of the executive’s death or disability; provided that, in the case of termination as a result of the executive’s disability, the executive has given us a release and waiver of claims in the form attached to the employment agreement, the executive is entitled to receive additional compensation and benefits. In the case of Messrs. Weinstein and Coniglio, the executive is entitled to receive (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; (ii) accelerated vesting of outstanding equity awards; and (iii) a payment equal to the amount of the applicable COBRA premiums for 18 months. Mr. Starker is entitled to receive (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; and (ii) the public offering bonus to the extent it was earned before the termination date but not yet paid.

The employment agreements of Mr. Weinstein and Mr. Coniglio also provide that, if the executive is terminated due to our non-renewal of the employment agreement at the end of the term, provided that the executive has given us a release and waiver of claims in the form attached to the employment agreement, the executive is entitled to (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; and (ii) accelerated vesting of outstanding equity awards, that would have vested prior to or at the end of the fiscal year in which such termination occurs. If the termination resulting from our non-renewal of the term of the employment agreement occurs following a change in control of our company, the executives are also entitled to receive (i) a payment equal to the amount of the applicable COBRA premiums for 18 months; and (ii) an additional payment. For each of Messrs. Weinstein and Coniglio, the amount of the additional payment is equal to two times his annual base salary and target annual bonus multiplied by a fraction, the numerator of which is 24 minus the number of months from the date of the change in control through the end of the then existing term of the employment agreement, and the denominator of which is 24. The employment agreement of Mr. Starker provides that, if he is terminated due to the expiration of the term, provided that he has given us a release and waiver of claims in the form attached to the employment agreement, he is entitled to (i) any unpaid annual bonus for a prior fiscal year and a pro-rated target annual bonus for the year in which the termination occurs; and (ii) the public offering bonus to the extent it was earned before the termination date but not yet paid.

Each of the employment agreements defines the term “change in control” as a transaction in which (i) a person or more than one person acting as a group becomes the direct or indirect owner of more than 50% of our equity interests, or there is a merger, consolidation or similar transaction if, immediately after the transaction, our shareholders immediately before the transaction do not own more than 50% of the voting power or fair market value of the equity securities of the surviving entity in the transaction; (ii) a person or more than one person acting as a group acquires, or has acquired during the last 12 months, more than 50% of the gross fair market value of our assets, other than a sale or other disposition of our assets to an entity in which more than 50% of the voting power or fair market value of the entity’s equity securities are owned by our shareholders in substantially the same proportion as they own in our equity securities immediately before the sale or other disposition; or (iii) individuals who comprise a majority of our incumbent board of directors as of the effective date of the employment agreement cease for any reason to constitute a majority of our directors, except that an individual whose election by our shareholders, or nomination for election by our directors, was approved by a majority of our then incumbent board will be considered to be an incumbent director, unless such individual became a director as a result of an actual or threatened election contest with respect to the election or removal of our directors, or another actual or threatened solicitation of proxies or consents by or on behalf of any person other than members of our board. In order for a transaction described in (i) or (ii) to be a change in control, the consideration received by our shareholders in such transaction must be in the form of cash or securities that are readily tradable on an established securities market.

Section 280G

The compensation and benefits provided under the employment agreements, especially the payments due upon a termination without cause or a resignation with good reason in connection with a change in control could constitute “parachute payments” under Section 280G of the Code, i.e., compensation or benefits payable on account of a change in control.

Section 280G of the Code has special rules that apply to “parachute payments.” If certain individuals receive parachute payments in excess of a safe harbor amount, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

Each employment agreement and the Equity Incentive Plan has a provision that addresses the treatment of “parachute payments.” If Messrs. Weinstein and Coniglio are entitled to receive “parachute payments” that exceed the safe harbor amount prescribed by the Code, then the executive’s parachute payments (under the employment agreements and other plans and agreements) will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or the loss of deduction. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits (taking into account the 20% excise tax payable by the executive) by receiving the total benefits.

Executive’s Covenants

Each of the employment agreements prohibits the executive from engaging in competitive employment or business endeavors during a “restriction period” and also prohibit the executive, during the restriction period, from soliciting the employment of company employees or any tenant, leasing representative, property manager, vendor, customer or client of ours. The “restriction period” includes the period of the executive’s employment and continues following a termination of executive’s employment until the first anniversary of termination. In the case of Mr. Coniglio, the restriction period for certain covenants expires six months following his termination if he resigns as a result of our failure to promote him to the position of our chief executive officer by March 17, 2023.

Each of the employment agreements also requires the executive to maintain the confidentiality of information about us during the term of employment and following a termination of employment.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table shows outstanding equity awards as of December 31, 2020 held by our named executive officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of shares or units of stock that have not vested		Market value of Shares or units of stock that have not vested
David Weinstein	—	—		$—	—	40,903	(1)	$856,098	(2)
	—	—		$—	—	2,500	(3)	$52,875	(2)
Wilson Pringle	—	87,976	(4)	$24.00	July 15, 2027	—		$—

(1)

Represents a grant of restricted stock units to Mr. Weinstein on November 23, 2020 in connection with his service as our Chief Executive Officer. Restricted stock units vest upon either the effective date of the registration statement for our initial public offering or 1,319 on the last day of each calendar month through July 2023.

(2)	Represents the aggregate market value at December 31, 2020.
(3)

Represents a grant of restricted stock units to Mr. Weinstein on September 8, 2020 in connection with his service on our board of directors. Restricted stock units vest upon either the effective date of the registration statement for our initial public offering or 1,000, 1,000 and 500 restricted stock units vest on each of August 12, 2021, August 12, 2022 and August 12, 2023, respectively.

(4)	Represents the option to purchase 87,976 shares of our common stock granted to Mr. Pringle in connection with the Internalization.

2021 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the 2021 Equity Incentive Plan (the “Equity Incentive Plan”). We use the Equity Incentive Plan to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, including our operating partnership. The Equity Incentive Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of the Equity Incentive Plan

The Equity Incentive Plan is administered by the compensation committee of our board of directors, except that the Equity Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not employees. The compensation committee may delegate to an officer of our company all or part of the committee’s authority with respect to awards made under the Equity Incentive Plan to individuals who are not subject to Section 16 of the Exchange Act. This summary uses the term “administrator” to refer to the compensation committee, any delegate of the committee or our board of directors, as applicable. The administrator will approve all terms of awards under the Equity Incentive Plan. The administrator also will determine who will receive grants under the Equity Incentive Plan and the terms of each grant; provided that a director who is not an employee may not receive awards for that number of shares of common stock that has a fair market value on the date of grant in excess of $     .

Eligibility

All of our employees and the employees, if any, of our subsidiaries and affiliates, including our operating partnership, are eligible to receive grants under the Equity Incentive Plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for our operating partnership, may receive grants under the Equity Incentive Plan.

Share Authorization

The number of shares of common stock that may be issued under the Equity Incentive Plan is      shares. In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the Equity Incentive Plan, the non-employee director grant limit and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of common stock subject to such awards will again be available for future grants under the Equity Incentive Plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under the Equity Incentive Plan. No awards under the Equity Incentive Plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

The Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). Except in the case of stock dividends, stock splits and other changes in capitalization, the option price may not be reduced (by amendment, cancellation and new grant or otherwise) without the approval of our stockholders. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).

Stock Awards

The Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

The Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant (the “initial value”). Except in the case of stock dividends, stock splits and other changes in capitalization, the initial value may not be reduced (by amendment, cancellation and new grant or otherwise) without the approval of our stockholders. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

The Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals or other conditions established by the administrator are met. The administrator will determine the applicable performance period, any performance goals and other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria determined by the administrator. If applicable performance goals and other conditions are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

The Equity Incentive Plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, common stock or a combination of cash and common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

In summary, a change in control under the Equity Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

•

we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

•

we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

•

during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the Equity Incentive Plan could be treated as parachute payments. In that event, the Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The Equity Incentive Plan also provides that an individual’s parachute payments will not exceed the safe harbor amount if the participant has an agreement with us providing that the individual’s parachute payments are limited to the safe harbor amount.

Amendment; Termination

Our board of directors may amend or terminate the Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or OTCQX requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the Equity Incentive Plan, materially increases the aggregate number of shares of common stock that may be issued under the Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopts the Equity Incentive Plan.

401(k) Plan

We may establish and maintain a retirement savings plan under section 401(k) of the Code, or the 401(k) plan, to cover our eligible employees and the eligible employees of our affiliates. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to such a retirement savings plan. We may match employees’ contributions or make other contributions, within prescribed limits. Our common stock may be an investment option under the 401(k) plan and our contributions to the plan may be made in shares of our common stock.

Severance Benefits

A description of our severance benefits is set forth above under “—Employment Agreements.”

Director Compensation

The following table contains compensation information for each of our non-employee directors who served on our board of directors during the year ended December 31, 2020. Compensation paid to Mr. Weinstein in 2020 for his service on our board of directors prior to his appointment as our Chief Executive Officer is included under “Summary Compensation Table for Fiscal Year 2020” above. Directors who are employees of us or any of our subsidiaries do not receive any compensation for their services as directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation(3)	Total
Alan Carr	$73,000	$30,000	$—	$1,965	$104,965
Gordon Dugan	$46,236	$30,000	$—	$705	$76,941
Mandy Lam(4)	$—	$—	$—	$—	$—

(1)

Represents the aggregate grant date fair value of 1,500 restricted stock units granted to each of Mr. DuGan and Mr. Carr during 2020 for their service on our board of directors. As of December 31, 2020, each director held the following outstanding equity awards: (i) Mr. Carr—3,000 restricted stock units and (ii) Mr. DuGan—1,500 restricted stock units. The restricted stock units granted to our directors vest ratably over three years, or upon the effective date of the registration statement for our initial public offering.

(2)

As of December 31, 2020, Mr. DuGan held an option to purchase 87,976 shares of our common stock, issued in connection with the Internalization. See “Certain Relationships and Related Party Transactions—Grant of Option to Purchase Shares of Our Common Stock.”

(3)	Includes dividend equivalent rights earned on outstanding restricted stock units.
(4)	Ms. Lam waived all director compensation for 2020.

Director Compensation Program

Our board of directors has established a compensation program for our non-employee directors. Effective upon our inception and through the closing of our initial public offering, our non-employee directors received the following compensation (but for Ms. Lam, who waived all director compensation for 2020):

Annual Cash Retainer: $25,000 annually, payable in quarterly installments in advance.

Committee Fees: $10,000 annual for each committee, payable in quarterly installments in advance. Mr. Carr, Mr. DuGan and Mr. Weinstein each received an additional annual cash retainer in 2020 for their service on our board committees as follows:

•

Mr. Weinstein received $7,500 for service on our audit committee, $7,500 for service on our compensation committee, $7,500 for service on our nominating and corporate governance committee, $7,500 for service on our investment committee and $18,000 for service on our transaction committee.

•

Mr. Carr received $10,000 for service on our audit committee, $10,000 for service on our compensation committee, $10,000 for service on our nominating and corporate governance committee and $18,000 for service on our transaction committee.

•	Mr. DuGan received $3,861 for service on our audit committee, $3,861 for service on our compensation committee and $3,861 for service on our nominating and corporate governance committee.

Equity Awards: Each of Messers. Weinstein, Carr and DuGan received a grant of 1,500 shares of restricted stock units, valued at $30,000, for their service on our board of directors in 2020.

Effective upon the closing of our initial public offering, our board of directors will establish a non-employee director compensation program with the following components.

We will pay our Chairman of our board of directors, Mr. DuGan, an annual cash retainer of $         payable in quarterly installments in conjunction with quarterly meetings of our board of directors.

We will pay each of Mr. DuGan, Mr. Carr, Mr. Kadens, Ms. Lam and Mr. Martay, all of whom are independent directors, an annual cash retainer of $         payable in equal quarterly installments in conjunction with quarterly meetings of our board of directors.

Mr. Weinstein and Mr. Coniglio will not receive any additional compensation in exchange for their service on our board of directors.

Following the completion of this offering, each of our independent directors will be eligible to receive grants under the Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Equity Incentive Plan

We have adopted a cash and equity-based incentive award plan for our directors, officers, employees and consultants. An aggregate of      shares of our common stock will be available for issuance under awards granted pursuant to the Equity Incentive Plan.

Investor Rights Agreement

In connection with the Merger, we entered into the Investor Rights Agreement. The Investor Rights Agreement provides the stockholders party thereto with certain rights with respect to the nomination of members to our board of directors. Prior to the completion of our initial public offering, pursuant to the Investor Rights Agreement, HG Vora has the right to nominate four directors to our board of directors. Following the completion of our initial public offering, for so long as HG Vora owns (i) at least 9% of our issued and outstanding common stock, HG Vora may nominate two of the members of our board of directors, and (ii) at least 5% of our issued and outstanding common stock, HG Vora may nominate one member of our board of directors. If HG Vora owns less than 5% of our issued and outstanding common stock, then HG Vora may not nominate any members of our board of directors pursuant to the Investor Rights Agreement. Mr. Weinstein, Mr. Carr, Mr. DuGan and Ms. Lam serve on our board of directors pursuant to HG Vora’s director nomination right.

Prior to the completion of our initial public offering, West Investment Holdings, LLC, West CRT Heavy, LLC, Gary and Mary West Foundation, Gary and Mary West Health Endowment, Inc., Gary and Mary West 2012 Gift Trust and WFI Co-Investments acting unanimously, collectively referred to as the “West Stockholders,” did not have a director nomination right. Following the completion of our initial public offering, the West Stockholders may nominate one member of our board of directors for so long as the West Stockholders own in the aggregate at least 5% of the issued and outstanding shares of our common stock. If the West Stockholders own in the aggregate less than 5% of our issued and outstanding common stock, then the West Stockholders may not nominate any members of the combined company’s board of directors pursuant to the Investor Rights Agreement. No directors currently serve on our board of directors pursuant to the West Stockholders’ director nomination right.

Prior to the completion of our initial public offering, NLCP Holdings, LLC has the right to designate three directors to our board of directors. Mr. Kadens, Mr. Martay and Mr. Coniglio currently serve on our board of directors pursuant to NLCP Holdings, LLC’s director nomination right.

Prior to the completion of our initial public offering, NL Ventures, LLC (“Pangea”) did not have a director nomination right. Following the completion of our initial public offering, Pangea may nominate one member of our board of directors for so long as Pangea owns at least 4% of our issued and outstanding common stock. If Pangea owns less than 4% of our issued and outstanding common stock, then Pangea may not nominate any members of our board of directors pursuant to the Investor Rights Agreement. No directors currently serve on our board of directors pursuant to Pangea’s director nomination right.

For a discussion of the compensation these directors will receive, see “Executive Compensation—Director Compensation.”

Grant of Option to Purchase Shares of our Common Stock

In connection with our Internalization, we granted an option to purchase 87,976 shares of our common stock to each of Mr. Pringle, our Chief Operating Officer and Secretary, and Mr. DuGan, a member of our board of directors. The fair value of each option award was $429,323, estimated on the date of grant using the Black-Scholes model. For more information, see Note 5 to our financial statements included in this prospectus.

The option granted to Mr. Pringle has vested and becomes exercisable upon the earlier of (i) July 15, 2022, (ii) the termination of Mr. Pringle’s service with us (other than for cause (as defined in the option agreement), or (iii) a change of control of us (as defined in the option agreement). The option granted to Mr. DuGan has vested and becomes exercisable on July 15, 2022. The options expire on July 15, 2027 or upon the termination for cause (as defined in the option agreements) of Mr. Pringle or Mr. DuGan.

Registration Rights

In connection with the Merger, we entered into the Registration Rights Agreement with the Registration Rights Agreement Stockholders. Pursuant to the terms of the Registration Rights Agreement, we have agreed to use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of this registration statement, and (b) the date the shares of our common stock are listed for trading on certain agreed securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders.

If we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. In addition, the Registration Rights Agreement Stockholders have demand rights to require us, subject to certain limitations, to undertake an underwritten offering, so long as the registrable securities to be registered in such offering will have a market value of at least $10 million. We have agreed to pay all of the expenses relating to such registration statements, except that such expenses shall not include any underwriting fee or discounts, transfer taxes and transfer fees.

Employment Agreements

We have entered into employment agreements with Mr. Weinstein, Mr. Coniglio and Mr. Starker. For a description of the terms of these employment agreements, see “Executive Compensation—Employment Agreements.”

Indemnification of Officers and Directors

Our charter provides for certain indemnification rights for our directors and officers and we have entered into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in industrial properties and dispensaries. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our qualification as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing industrial properties and dispensaries or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investments in Real Estate Mortgages

While our portfolio consists of, and our business objectives emphasize, equity investments in industrial properties and dispensaries, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust. If we choose to invest in mortgages, we would expect to invest in mortgages secured by industrial properties and dispensaries. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, if any, seller financing, issuance of debt securities, private financings (such as bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or nonrecourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Going forward, we intend to target a debt to gross total assets ratio of approximately 50%, which we believe is in line with similar publicly-traded REITs.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

Although we do not have a policy limiting our ability to make loans to other persons, following completion of this offering, we do not intend to make loans to third parties although we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our qualification as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including OP units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. We may in the future issue shares of capital stock or OP units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Delaware law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors.

Policies Applicable to All Directors and Officers

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies with Respect to Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Our Operating Partnership” we expect, but are not obligated, to issue common stock to holders of OP units upon some or all of their exercises of their redemption rights. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Formation

We were incorporated on April 9, 2019 originally under the name GreenAcreage Real Estate Corp. On March 17, 2021, we consummated a merger pursuant to which we combined our company with the Target, who owned a portfolio of industrial properties and dispensaries utilized in the cannabis industry, and renamed ourselves “NewLake Capital Partners, Inc.” Upon completion of the Merger, we owned 24 properties across nine states, and became one of the largest REITs in the cannabis industry.

Our Operating Structure

Our Company

We were incorporated as a Maryland corporation on April 9, 2019. We conduct our business through a traditional umbrella partnership REIT structure, in which properties are owned by an operating partnership, directly or through subsidiaries. Our properties are owned by our operating partnership indirectly through limited liability companies or other subsidiaries of our operating partnership, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and immediately prior to the consummation of this offering own approximately 98% of the OP units. Upon completion of this offering we will own approximately      % of the OP units. Our board of directors oversees our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership and commenced operations in April 2019. Substantially all of our assets are held by, and our operations are conducted through, our operating partnership. We will contribute all of the proceeds from this offering to our operating partnership in exchange for the issuance by our operating partnership of OP units to us. Our interest in our operating partnership generally entitles us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Our Operating Partnership.” In the future, we may issue OP units from time to time in connection with property acquisitions, as compensation, or otherwise.

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering. Our operating partnership owns the properties in our portfolio indirectly.

(1)

Represents an aggregate of 17,329,964 shares of our common stock held by our existing stockholders, including our directors and officers. Includes 125,635 shares of common stock underlying 125,635 restricted stock units and excludes (a) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (b) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement and (c) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us.

(2)

Represents an aggregate of 936,911 shares of our common stock held by our directors and officers, including 125,635 shares of common stock underlying 125,635 restricted stock units. Excludes 175,952 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements with certain of our directors.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock in this offering will be negotiated between us and the investors, in consultation with the placement agents based on, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly-traded shares of companies considered by us and the placement agents to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties in our portfolio, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF OUR OPERATING PARTNERSHIP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, NewLake Capital Partners Operating Partnership, LP, a Delaware limited partnership. We conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership’s business activities.

Transferability of Interests

Holders of partnership units may not transfer their units without our consent, as general partner of the operating partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company without the consent of the limited partners, unless:

•

all of the limited partners will receive, or will have the right to elect to receive, for each OP unit an amount of cash, securities or other property equal to the product of the adjustment factor (as defined in the partnership agreement) and the greatest amount of cash, securities or other property paid to a holder of one of our common shares in consideration of one of our common shares; or

•

all of the following conditions are met: (i) substantially all of the assets directly or indirectly owned by our operating partnership are owned, immediately following the consummation of such transaction, directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with our operating partnership and is classified as a partnership for federal income tax purposes (in each case, the “Surviving Partnership”); (x) limited partners that held OP units immediately prior to the consummation of such transaction own an equivalent percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of our operating partnership vis-a-vis the other net assets of the Surviving Partnership immediately prior to the consummation of such transaction; (y) the rights, preferences and privileges in the Surviving Partnership of such limited partners are at least as favorable in all material respects as those in effect with respect to the partnership common units immediately prior to the consummation of such transaction; and (z) the rights of such limited partners include at least one of the following: (A) the right to redeem their interests in the Surviving Partnership for the consideration (or equivalent consideration) available to such persons pursuant to the partnership agreement or (B) the right to redeem their interests in the Surviving Partnership for cash on terms substantially equivalent to those in effect with respect to their OP units immediately prior to the consummation of such transaction, or, if the ultimate controlling person of the Surviving Partnership has publicly-traded common equity securities, such common equity securities, with an exchange ratio based on the determination of relative fair market value of such securities and our common stock.

We also may, as the general partner, (i) transfer all or any portion of its general partnership interest to (A) a wholly-owned subsidiary or (B) the owner of all of our ownership interests.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds from this offering as a capital contribution in exchange for OP units. Upon completion of this offering and the contribution of the net proceeds from this offering to our operating partnership, we will own an approximate     % partnership interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds from any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional common or preferred units, as applicable, and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, the general partner will revalue the property of our operating partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem their OP units in exchange for cash or, at our option, for shares of our common stock on a one-for-one basis, commencing 12 months from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to tender for redemption no less than 60 days prior to the redemption date. The number of shares of common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

•	result in our shares being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Code;

•

cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•	otherwise cause us to fail to qualify as a REIT under the Code; or

•

cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or OP units for purposes of complying with the registration provisions of the Securities Act.

We, as the general partner, may, in our sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with any repurchase by us of any securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

•	all accounting and legal expenses;

•	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

•	all expenses incurred by us relating to any issuance or redemption of partnership units; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties, as general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our adjusted tax basis in our portfolio and the proceeds of this offering that we will contribute to our operating partnership in exchange for OP units and (ii) contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets.

Amendments of the Partnership Agreement

We, as the general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

•	any amendment converting a limited partner into a general partner;

•	any amendment adversely modifying in any material respect the limited liability of a limited partner;

•

any amendment that would alter our operating partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement;

•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership;

•	any amendment that would amend the decisions of Adjustment Factor or Value (both as defined in the partnership agreement) in a manner adverse to the limited partners;

•	any amendment that would impose an obligation on the limited partners to make additional capital contributions to our operating partnership; or

•	any amendment that alters or modifies the provisions of the partnership agreement related to the transfer of our partnership interest, as the general partner.

Indemnification and Limitation of Liability

The limited partners of our operating partnership expressly acknowledge that the general partner of our operating partnership is acting for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our operating partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our operating partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our operating partnership will continue indefinitely or until sooner dissolved upon:

•

the dissolution, death, removal or withdrawal of the last remaining General Partner unless, within ninety (90) days after such event, a Majority in Interest of the Partners remaining agree in writing, in their sole and absolute discretion, to continue the Partnership and to the appointment, effective as of the date of such event, of a successor General Partner;

•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

•	an election by us in our capacity as the general partner, with the consent of the limited partners;

•	entry of a decree of judicial dissolution of our operating partnership; or

•	any acquisition by our operating partnership or by us as the general partner of all partnership units other than partnership units held by us as the general partner.

Tax Matters

The partnership agreement will provide that the sole general partner of our operating partnership will be partnership representative of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the completion of this offering, certain information regarding the beneficial ownership of shares of our common stock for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group. This table assumes that this offering is completed, and gives effect to the expected issuance of common stock in connection with this offering (based on the midpoint of the price range set forth on the front cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o NewLake Capital Partners, Inc., 27 Pine Street, Suite 50, New Canaan, CT 06840. No shares beneficially owned by any executive officer or director have been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(1)
5% Stockholder:
HG Vora Special Opportunities Master Fund, Ltd.(2)
West Investment Holdings, LLC(3)
West CRT Heavy, LLC(4)
NL Ventures, LLC(5)
Directors and Executive Officers:
David Weinstein
Anthony Coniglio(6)
Wilson Pringle(7)
Fredric Starker
Gordon DuGan(8)
Alan Carr
Peter Kadens
Mandy Lam
Pater Martay
All executive officers and directors as a group (nine people)

*	Less than 1.0%
(1)	Assumes an aggregate of shares of common stock are outstanding immediately following this offering.
(2)	The reported owner’s address is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(3)

Consists of          shares of common stock held by NLCP Holdings, LLC beneficially owned by West Investment Holdings, LLC by virtue of their sole voting power over the shares. Includes          shares of common stock issuable upon the exercise of warrants currently exercisable. The reported owner’s address is                 .

(4)

Consists of          shares of common stock held by NLCP Holdings, LLC beneficially owned by West CRT Heavy by virtue of their sole voting power over the shares. Includes         shares of common stock issuable upon the exercise of warrants currently exercisable. The reported owner’s address is             .

(5)

Consists of          shares of common stock held by NLCP Holdings, LLC beneficially owned by NL Ventures, LLC by virtue of their sole voting power over the shares. Includes         shares of common stock issuable upon the exercise of warrants currently exercisable. The reported owner’s address is             .

(6)

Consists of          shares of common stock held by NLCP Holdings, LLC beneficially owned by Anthony Coniglio by virtue of his sole voting power over the shares. Includes         shares of common stock issuable upon the exercise of warrants currently exercisable.

(7)	Includes 87,976 shares of common stock issuable upon the exercise of options currently exercisable.
(8)	Includes 87,976 shares of common stock issuable upon the exercise of options currently exercisable.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws as we expect they will be at the time of completion of this offering. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are authorized to issue 500,000,000 shares of stock, consisting of 400,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this prospectus, we had 17,329,964 outstanding shares of common stock and no outstanding shares of preferred stock. Upon completion of this offering,          shares of our common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

•

are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There generally are no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors are elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Warrants and Options

As consideration for certain transactions completed in connection with the Merger, we privately issued warrants to NLCP Holdings, LLC to acquire 602,392 shares of our common stock pursuant to a warrant agreement, concurrently with the closing of the Merger. On July 15, 2020, we granted options to purchase 791,790 shares of our common stock pursuant to option agreements to certain of our directors and officers. Each warrant and option represents the right to purchase one share of our common stock. The number of shares deliverable upon the exercise of the warrants and options is subject to adjustment and certain anti-dilution protection as provided in the warrant agreement and option agreements, as applicable. The initial exercise price applicable to each warrant and option is $24.00 per share of common stock for which each warrant and option may be exercised. All or any portion of the warrants may be exercised in whole or in part at any time and from time to time on or before July 15, 2027. All or any portion of the options may be exercised in whole or in part from July 15, 2022 through July 15, 2027. At the election of the holder, the exercise price may be paid by the withholding by us of a number of shares of common stock issuable upon the exercise of the warrants and options equal to the value of the aggregate exercise price of the warrants and options so exercised, determined by reference to the market price of our common stock on the trading day on which the warrants or options are exercised. Any value of the warrants or options so exercised in excess of the number of shares withheld by us will be paid to the holder of the exercised warrants or options in shares of our common stock valued by reference to the same market price. We will at all times reserve the aggregate number of shares of our common stock for which the warrants and options may be exercised. The warrant and option holders will have no rights or privileges of holders of our common stock, including any voting rights and rights to dividend payments, until (and then only to the extent) the warrants and options have been exercised. Issuance of any shares of common stock deliverable upon the exercise of the warrants and options will be made without charge to the warrant or option holder for any issue or transfer tax or other incidental expenses in respect of the issuance of those shares.

Power to Reclassify and Issue Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own which are intended to, among other things, help maintain our qualification as a REIT. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 7.5% in value or in number of shares, whichever is more restrictive, of the aggregate of our outstanding shares, or 7.5% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or of any class or series of our preferred stock (the “Ownership Limit”).

Our charter also prohibits any person from:

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beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); or

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transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may request in order to conclude that granting the exemption and/or establishing the excepted holder limit will not cause us to lose our qualification as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the Service or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our qualification as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the Ownership Limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the Ownership Limit, subject to certain exceptions. Our board of directors has granted exemptions from the Ownership Limit applicable to holders of our common stock to certain existing stockholders, including to NLCP Holdings, LLC, and may grant additional exemptions in the future. These exemptions will be subject to certain initial and ongoing conditions designed to protect our qualification as a REIT.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the ownership and transfer restrictions, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our qualification as a REIT.

Every beneficial owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his, her or its name and address, the number of shares of each class and series of shares of our capital stock that he, she or it beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his, her or its beneficial ownership on our qualification as a REIT and to ensure compliance with the Ownership Limit. In addition, each stockholder (including the stockholder of record) will, upon demand, be required to provide us with information that we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Pursuant to the Investor Rights Agreement, so long as HG Vora owns at least 9% of the outstanding shares of common stock, HG Vora is entitled to designate two nominees to our board of directors at each annual meeting of stockholders. If HG Vora owns less than 9% but more than 5% of the outstanding shares of common stock, HG Vora is entitled to designate one nominee to our board of directors at each annual meeting of stockholders. Additionally, pursuant to the Investor Rights Agreement, so long as the West Stockholders own at least 5% of the outstanding shares of common stock, West Stockholders are entitled to designate one nominee to our board of directors at each annual meeting of stockholders, and so long as Pangea owns at least 4% of the outstanding shares of common stock, Pangea is entitled to designate one nominee to our board of directors at each annual meeting of stockholders.

For so long as the Investor Rights Agreement is in effect, any change to the size of our board of directors must be approved by at least one director nominated by HG Vora and one director nominated by either the West Stockholders or Pangea. Additionally, for so long as the Investor Rights Agreement is in effect, our board of directors may not be reduced such that HG Vora, the West Stockholders or Pangea is unable to designate all of individuals for nomination that they are then entitled to designate.

For so long as the Investor Rights Agreement is in effect, if any director nominated by HG Vora, the West Stockholders or Pangea resigns, is removed or otherwise ceases to serve, then HG Vora, the West Stockholders or Pangea, as the case may be, shall have the right to designate an individual for election by our board of directors to fill the resulting vacancy.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed from office at any time, but only for cause (as defined in our charter), and then only by the affirmative vote of holders of shares entitled to cast a majority of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and from filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8, Also Known as the Maryland Unsolicited Takeover Act

Subtitle 8 of Title 3 of the MGCL, which is commonly referred to as the Maryland Unsolicited Takeover Act, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

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a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

We have elected in our charter, subject to our eligibility to make an election under Subtitle 8 (which we anticipate will be upon the closing of this offering), to be subject to the provision of Subtitle 8 providing that vacancies on our board of directors may be filled only by the remaining directors, even if such remaining directors do not constitute a quorum. Through provisions in our charter and bylaws unrelated to Subtitle 8 we already (1) vest in our board of directors the exclusive power to fix the number of directors and (2) require, unless called by our chairman, our Chief Executive Officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, Chief Executive Officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost-before our Secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue. Our board of directors may also amend our charter to change our name or make certain other ministerial changes without stockholder approval.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, transfer all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

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requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

•	provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

•	the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

•	the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL is repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter provides for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

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a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permit us to indemnify and advance expenses to any individual who served a predecessor of our in any of the capacities described above or any employee or agent of our company or any predecessor of ours.

We will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to attempt to qualify, or to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have      outstanding shares of our common stock.

Of these shares, the      shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter.

There is currently no public market for our common stock. Trading of our common stock on the OTCQX is expected to commence following the pricing of this offering. No assurance can be given as to (i) the likelihood that an active market for common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of OP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors —Risks Related to Our Securities.”

For a description of certain restrictions on ownership and transfer of shares of our common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering, we expect that 17,329,964 shares of our outstanding common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed 1.0% of the shares of our common stock then outstanding, which will equal approximately      shares immediately after this offering.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

In connection with the Merger, we entered into the Registration Rights Agreement with the Registration Rights Agreement Stockholders. Pursuant to the terms of the Registration Rights Agreement, we have agreed to use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of this registration statement, and (b) the date the shares of our common stock are listed for trading on certain agreed securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders.

If we file a registration statement with respect to an underwritten offering for our own account or on behalf of a holder, each holder will have the right, subject to certain limitations, to register such number of registrable shares held by him, her or it as each such holder requests. In addition, the Registration Rights Agreement Stockholders have demand rights to require us, subject to certain limitations, to undertake an underwritten offering, so long as the registrable securities to be registered in such offering will have a market value of at least $10 million. We have agreed to pay all of the expenses relating to such registration statements, except that such expenses shall not include any underwriting fee or discounts, transfer taxes and transfer fees.

Warrants and Options

As consideration for certain transactions completed in connection with the Merger, we privately issued warrants to NLCP Holdings, LLC to acquire 602,392 shares of our common stock pursuant to a warrant agreement, concurrently with the closing of the Merger. On July 15, 2020, we granted options to purchase 791,790 shares of our common stock pursuant to option agreements to certain of our directors and officers. Each warrant and option represents the right to purchase one share of our common stock. The number of shares deliverable upon the exercise of the warrants and options is subject to adjustment and certain anti-dilution protection as provided in the warrant agreement and option agreements, as applicable. The initial exercise price applicable to each warrant and option is $24.00 per share of common stock for which each warrant and option may be exercised. All or any portion of the warrants may be exercised in whole or in part at any time and from time to time on or before July 15, 2027. All or any portion of the options may be exercised in whole or in part from July 15, 2022 through July 15, 2027. At the election of the holder, the exercise price may be paid by the withholding by us of a number of shares of common stock issuable upon the exercise of the warrants and options equal to the value of the aggregate exercise price of the warrants and options so exercised, determined by reference to the market price of our common stock on the trading day on which the warrants or options are exercised. Any value of the warrants or options so exercised in excess of the number of shares withheld by us will be paid to the holder of the exercised warrants or options in shares of our common stock valued by reference to the same market price. We will at all times reserve the aggregate number of shares of our common stock for which the warrants and options may be exercised. The warrant and option holders will have no rights or privileges of holders of our common stock, including any voting rights and rights to dividend payments, until (and then only to the extent) the warrants and options have been exercised. Issuance of any shares of common stock deliverable upon the exercise of the warrants and options will be made without charge to the warrant or option holder for any issue or transfer tax or other incidental expenses in respect of the issuance of those shares.

Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the Equity Incentive Plan. The plan provides for the grant of various types of incentive awards to directors, officers, employees and consultants of our company and our subsidiaries and affiliates, including our operating partnership. An aggregate of      shares of our common stock are authorized for issuance under the 2021 Equity Incentive Plan, of which shares (based on the midpoint of the price range set forth on the front cover of this prospectus) will be granted to our directors upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of shares of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of         shares of our common stock will be available for future issuance under the Equity Incentive Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or restricted shares of common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers and their affiliates have agreed, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock owned by them at the completion of this offering or thereafter acquired by them for a period of                days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent of Ladenburg Thalmann & Co. Inc. and Compass Point Research & Trading, LLC.

However, in addition to certain other exceptions, each of our directors, executive officers and their respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, provided that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period (including any extension period), the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See “Plan of Distribution—Lock-Up Agreements; No Sales of Similar Securities.” In addition, the restrictions described above will not apply to any registration statement filed by us in accordance with the terms of the Registration Rights Agreement.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT.

Hunton Andrews Kurth LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

•	financial institutions or broker-dealers;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

•	U.S. expatriates;

•	persons who mark-to-market our stock;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies and REITs;

•	trusts and estates;

•	holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons that own 10% or more of our stock; and

•	persons holding our stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our stock as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Service, and court decisions. The reference to Service interpretations and practices includes the Service practices and policies endorsed in private letter rulings, which are not binding on the Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this summary. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the Service concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the Service or the courts, will not be challenged by the Service or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We have elected and intend to continue to operate in a manner that will allow us to qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our short taxable year ending December 31, 2019. We believe that, commencing with such short taxable year, we have been organized and operated in such a manner so as to qualify as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

The following discussion sets forth only the material aspects of these laws. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

In connection with this offering, Hunton Andrews Kurth LLP will render an opinion prior to the effectiveness of the registration statement of which this prospectus forms a part that we qualified to be taxed as a REIT for our taxable year ended December 31, 2019 through our taxable year ended December 31, 2020, and our organization and current and proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2021 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Service or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton Andrews Kurth LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify as a REIT.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•

We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business; and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distribute.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm’s-length basis.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the Service, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Because the Target was a C corporation during calendar year 2019, this tax would apply to any built-in gain in the Target’s assets existing at January 1, 2020 in the event that we recognize such gain before January 1, 2025, which built-in gain is estimated to be less than $35,000.

•

We may be required to pay monetary penalties to the Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

•	The earnings of our lower-tier entities that are subchapter C corporations, including any TRS we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any TRS we form the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification as a REIT

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.

Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Service that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 apply to us beginning with our 2020 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued shares of stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our certificate of incorporation restricts the ownership and transfer of shares of our stock so that we should continue to satisfy these requirements. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of shares of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares of our capital stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our stock and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the Service to elect and maintain REIT qualification, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder. For purposes of requirement 9, we have adopted December 31 as our year end, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a limited liability company, that has a single owner for federal income tax purposes generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to any TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests—Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. Any TRS we form in the future will be subject to corporate income tax on its taxable income.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•

interest on debt secured by mortgages on real property, or on interests in real property, and, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property;

•	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, neither the gain from the sale of such debt instruments nor interest on such debt instruments is treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both the 75% and 95% gross income tests. In addition, income and gain from “hedging transactions” (as defined in “—Hedging Transactions”) that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness income will be excluded from both the numerator and denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

•

Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•

Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. Furthermore, we may own up to 100% of the stock of a TRS that provides customary and noncustomary services to our tenants without tainting our rental income for the related properties. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents that are not to any extent determined by reference to any person’s income or profits, in compliance with the rules above.

Second, if we own, at any time during a taxable year, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a “related party tenant”), other than a TRS, any income we receive from the lessee during the year will be non-qualifying income for purposes of the 75% and 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We believe that all of our properties are and will be leased to third parties that do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date. As described above, we may own up to 100% of the shares of one or more TRSs. Notwithstanding the foregoing, under an exception to the related-party tenant rule, rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, except as described below, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs that provide noncustomary services to our tenants without tainting our rents from the related properties. We believe that we do not perform any services other than customary ones for our lessees other than services that are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular lease or property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish more than de minimis noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that lease or property, as applicable, would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. We believe that our leases are structured in a manner that will enable us to continue satisfy the REIT gross income tests.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

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an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan or on the date the REIT modifies the loan (if the modification is treated as “significant” for federal income tax purposes), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the

95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For purposes of this paragraph, however, we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests assuming the loan is held for investment.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Fee Income. We may receive various fees. Fee income generally will not be treated as qualifying income for purposes of the 75% and 95% gross income tests. Any fees earned by a TRS are not included for purposes of the gross income tests. We do not expect such amounts, if any, to be significant.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (iv) (a) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%, or (v) (a) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a TRS if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property that is held through a TRS, although such income will be taxed to the TRS at regular federal corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income, or a TRS.

Hedging Transactions. From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our liabilities. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means (i) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT that would satisfy the 75% gross income test and 75% asset test (discussed below) on a stand-alone basis. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our portfolio so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

•	U.S. government securities;

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interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property;”

•	interests in mortgage loans secured by real property;

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interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	stock in other REITs and debt instruments issued by “publicly offered REITs;” and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than a TRS) may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs or other issuers that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property;”

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities of the partnership; and

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

In general, under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (1) the date we agreed to acquire or originate the loan; or (2) in the event of a significant modification not covered by the IRS Revenue Procedure described below, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the Service has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the loan on the relevant quarterly REIT asset testing date or (2) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in IRS Revenue Procedure 2014-51 is affected by the subsequent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. We intend to invest in mortgage loans, if any, in a manner that will enable us to continue to satisfy the asset and gross income test requirements.

We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not typically obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the Service will not contend that our ownership of certain assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. We intend to monitor the status of our assets for purposes of the various asset tests and will manage our portfolio so as to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. If we fail any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the Service and (iii) pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate applicable to the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the excess of the sum of certain items of non-cash income over a specified percentage of our income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement to the extent of our earnings and profits for such prior taxable year.

Further, if we were not a “publicly offered REIT,” for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the dividends paid deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (i) pro rata among all outstanding shares within a particular class of stock and (ii) in accordance with the preferences among different classes of stock as set forth in our charter. This preferential dividend rule will not apply to us if we qualify and continue to qualify as a “publicly offered REIT.”

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay federal income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock or debt securities. The Service has issued a revenue procedure authorizing publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. We currently do not intend to pay taxable dividends payable in cash and stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements. A stockholder that fails or refuses to comply with such request is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate applicable to such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a beneficial owner of our capital stock that for federal income tax purposes is:

•	an individual citizen or resident of the U.S. for federal income tax purposes;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any of its states or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•

any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our capital stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our capital stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our capital stock by the partnership.

Distributions

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Our dividends will not qualify for the dividends received deduction generally available to corporations.

For taxable years beginning before January 1, 2026, individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations (the “pass-through deduction”). For taxable years beginning before January 1, 2026, the maximum tax rate for U.S. stockholders taxed at individual rates is 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum tax rate on ordinary REIT dividends for taxable years beginning before January 1, 2026 would be 29.6%.

Dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See—“Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends generally will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations during the taxable year, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income in a prior taxable year). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our stock may be disallowed if the U.S. stockholder purchases other stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

FATCA Withholding

Under the Foreign Account Tax Compliance Act (“FATCA”), a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Additional Medicare Tax

Certain U.S. stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. It is unclear whether the 20% deduction that individuals may take with respect to ordinary dividends received from us is available to reduce the taxpayer’s gross investment income for these purposes.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts, or qualified trusts, and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of capital stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of our capital stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our capital stock; or

•	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

As a result of limitations included in our charter on the transfer and ownership of our stock, we do not expect to be classified as a “pension-held REIT,” and, therefore, the tax treatment described in this paragraph is unlikely to apply to our stockholders. However, because shares of our common stock will be publicly-traded, we cannot guarantee this will always be the case

Taxation of Non-U.S. Stockholders

As used herein, the term “non-U.S. stockholder” means a beneficial owner of our capital stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of certain of such rules.

We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our capital stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest” (“USRPI”), as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E, as applicable (or any applicable successor form), evidencing eligibility for that reduced rate with us;

•	the non-U.S. stockholder files an IRS Form W-8ECI (or any applicable successor form) with us claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. We may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

Capital gain distributions to the holders of shares of a class of our capital stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) such class of capital stock is treated as being “regularly traded” on an established securities market in the U.S., and (b) the non-U.S. stockholder did not own more than 10% of such class of capital stock at any time during the one-year period preceding the distribution or (ii) the non-U.S. stockholder was treated as a “qualified shareholder” or “qualified foreign pension fund,” as discussed below. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the U.S. following this offering. If a class of our capital stock is not regularly traded on an established securities market in the U.S. or the non-U.S. stockholder owned more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold at least 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if we are a “domestically controlled qualified investment entity,” and a non-U.S. stockholder disposes of shares of our capital stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire that capital stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as being subject to FIRPTA to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having income subject to FIRPTA in an amount that, but for the disposition, would have been treated as income subject to FIRPTA.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the Service a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the Service on a timely basis.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, despite our status as a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our capital stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If a class of our capital stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to that class of our capital stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of that class of our capital stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	that class of our capital stock is treated as being regularly traded under applicable Treasury regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our capital stock at all times during a specified testing period.

As noted above, we anticipate our common stock will be regularly traded on an established securities market following this offering.

If the gain on the sale of shares of our capital stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Qualified Shareholders

Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding. REIT distributions received by a “qualified shareholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) generally will not be subject to federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to federal income taxation and FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the U.S. and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or Nasdaq markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly-traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the U.S., (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our capital stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends will be required to seek a refund from the Service to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or any applicable successor form), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the Service. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity is a U.S. entity and fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) for federal income tax purposes. Our operating partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe our operating partnership will qualify for the private placement exclusion. We expect that any other Partnership that we form in the future will qualify for the private placement exclusion. Our operating partnership’s partnership agreement contains provisions enabling its general partner to take such steps as are necessary or appropriate to prevent the issuance and transfers of interests in our operating partnership from causing our operating partnership to be treated as a publicly traded partnership under the PTP regulations; however, no assurance can be given that such provisions would not be amended. Even if we did not satisfy the private placement exception, we expect that our operating partnership generally would also satisfy the 90% passive income exception.

We have not requested, and do not intend to request, a ruling from the Service that our operating partnership will be classified as a partnership for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. In general, a partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, the tax liability for adjustments to a Partnership’s tax returns made as a result of an audit by the Service will be imposed on the Partnership itself in certain circumstances absent an election to the contrary. See “—Partnership Audit Rules.”

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. Our operating partnership may admit partners in the future in exchange for a contribution of property, which will result in book-tax differences.

Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis in the hands of our operating partnership of properties contributed to us would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all our properties were to have a tax basis equal to their fair market value at the time of contribution.

Partnership Audit Rules

The Bipartisan Budget Act of 2015 changed the rules applicable to federal income tax audits of partnerships. Under these rules, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level, absent an election to the contrary. It is possible that these rules could result in Partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these Partnerships, could be required to bear the economic burden of those taxes, interest, and penalties. Stockholders are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our stock.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and Their Partners—Tax Allocations With Respect to Contributed Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additional changes to the tax laws are likely to continue to occur. We cannot predict the long-term effect of any recent or future tax law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our stock.

PLAN OF DISTRIBUTION

We are offering shares of our common stock in this offering directly to certain institutional investors as arranged by the placement agents. Subject to the terms and conditions set forth in the placement agency agreement, dated                , between us and Ladenburg Thalmann & Co. Inc. and Compass Point Research & Trading LLC as our placement agents, the placement agents have agreed to use their reasonable best efforts to arrange for the sale of all of the shares offered hereby. The placement agents have no obligation to buy any of the shares from us nor are the placement agents required to arrange the purchase or sale of any specific number or dollar amount of the shares. Therefore, we may not sell the entire amount of shares offered pursuant to this prospectus.

The placement agency agreement provides that the obligations of the placement agents are subject to certain conditions precedent such as the absence of any material adverse change in our business and the receipt of customary legal opinions, letters and certificates from our counsel, our independent auditors and us. We will enter into securities purchase agreements directly with the investors in connection with this offering, and will only sell to investors who have entered into a securities purchase agreement. We have agreed to indemnify the placement agents and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the placement agents may be required to make in respect of those liabilities.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of the shares will take place on or about                . Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares. On the scheduled closing date, we will receive funds in the amount of the aggregate purchase price; Ladenburg Thalmann & Co. Inc., on behalf of the placement agents, will receive the placement agents’ fees in accordance with the terms of the placement agency agreement and we will cause to be issued to the investors the shares that they purchased.

Fees and Expenses

We have agreed to pay the placement agents a fee equal to                % of the gross proceeds of the sale of shares in this offering. The following table shows the per share and total fees we will pay to the placement agents assuming the sale of all of the shares offered pursuant to this prospectus.

Per Share

Total

Because there is no minimum offering amount required as a condition to closing, the actual total amount of placement agents’ fees, if any, are not presently determinable and may be less than the amount set forth above.

We estimate expenses payable by us in connection with this offering, other than the placement agents’ fees referred to above, will be approximately $                , which includes a reimbursement of $                to the placement agents for fees and expenses, including placement agents’ counsel.

Lock-Up Agreements; No Sales of Similar Securities

We and each of our executive officers and directors have agreed with the placement agents not to offer, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for or repayable with common stock (including OP units) or any rights to acquire common stock for a period of                days after the date of this prospectus, without first obtaining the written consent of Ladenburg Thalmann & Co. Inc., as representative of the placement agents. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise transfer or dispose of any common stock;

•	exercise any right to request or require registration of any common stock or other securities;

•	file or cause to be filed any registration statement related to the common stock; or

•

enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap, agreement or transaction is to be settled by the delivery of shares of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock, including OP units. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Trading on the OTCQX

We anticipate that our shares of common stock will be quoted for trading on the OTCQX upon the completion of this offering.

Determination of Offering Price

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	estimates of the business potential and earnings prospects of the company;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Other Relationships

The placement agents and their affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the placement agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The placement agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the U.S.) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the placement agents may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the U.S., either directly or through affiliates, where they are permitted to do so.

Notice to Prospective Investors in Canada

These securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are: (i) accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or Subsection 73.3(1) of the Securities Act (Ontario), and (ii) permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Under Canadian Securities Law, National Instrument 33-105 Underwriting Conflicts (NI 33-105) provides disclosure requirements with respect to certain potential conflicts of interest that may exist between an issuer and underwriters, dealers or placement agents, as the case may be. Pursuant to section 3A.3 of NI 33-105, we and the representative are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

We and the representative hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the aggregate purchase price of any securities purchased), or Personal Information, which form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106, (c) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (d) such Personal Information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (e) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the administrative support clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3684. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by the OSC, and to have acknowledged and consented to its name, address, telephone number and other specified information, including the aggregate purchase price paid by the purchaser, being disclosed to other Canadian securities regulatory authorities, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés – anglais seulement.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton Andrews Kurth LLP and for the placement agents by Foley & Lardner LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

The consolidated financial statements of NewLake Capital Partners, Inc., formerly GreenAcreage Real Estate Corp., as of December 31, 2020 and December 31, 2019, for the years ended December 31, 2020 and December 31, 2019, and the related notes, have been included herein in reliance upon the report of Davidson & Company LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of the Target as of December 31, 2019 and for the year then ended included in this prospectus have been so included in reliance upon the report of ACM, LLP, independent auditor, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of the Target as of December 31, 2020 and for the year then ended included in this prospectus have been so included in reliance upon the report of BDO USA LLP, independent auditor, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.NewLake.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE ON THE SEC’S WEBSITE REFERENCED ABOVE.

NewLake Capital Partners, Inc.

Introduction to Unaudited Pro Forma Financial Statements

On March 17, 2021, GreenAcreage Real Estate Corp. completed a merger (“Merger”) with another company (“Target”). Upon completion of the Merger, we renamed ourselves NewLake Capital Partners, Inc. (the “Company”). As consideration for the Merger, the Company issued 7,699,887 shares of common stock valued at $21.15 per share and warrants to purchase up to 602,392 shares of the Company’s common stock valued at approximately $4.8 million. The Company also incurred approximately $2.0 million in Merger-related expenses. The consideration issued was based upon the relative value of the two entities, such that shareholders of the Company and the Target, immediately prior to the Merger, own 56.79% and 43.21%, respectively, of the outstanding post-Merger common stock of the Company. The Company issued warrants to Target shareholders based on the pre-merger options outstanding, using the equivalent proportion described in the previous sentence.

In January and February 2021, the Company issued 1,871,932 shares of common stock for $21.15 per share, resulting in net proceeds of $39.6 million, after deducting offering expenses.

In February 2021, the Target issued an aggregate of 51,567 shares of 8% Series A Cumulative Preferred Stock at an offering price of $1,000 per share for net proceeds of approximately $51.6 million.

The unaudited pro forma financial information of the Company is based on the historical financial statements of the Company and the Target, included elsewhere in this prospectus, and prepared on a pro forma basis to reflect the completion of the Merger, another property acquisition and other related transactions.

The unaudited pro forma condensed consolidated statements of operations for the quarter ended March 31, 2021 and the year ended December 31, 2020 are presented as if the Merger and other pro forma transactions had been completed as of January 1, 2020.

The pro forma condensed consolidated statement of operations should be read in conjunction with the historical financial statements and notes thereto of the Company and the Target contained elsewhere in this prospectus.

The pro forma condensed consolidated statements of operations are unaudited and are not necessarily indicative of what the actual results of operations would have been had we completed the Merger and other related transactions on January 1, 2020, nor do they purport to represent our future operations. In addition, the unaudited condensed consolidated pro forma financial information is based upon available information and upon assumptions and estimates, some of which are set forth in the notes to the unaudited pro forma condensed consolidated financial statements, which we believe are reasonable under the circumstances.

We have omitted a pro forma condensed consolidated balance sheet as the merger occurred on March 17, 2021 and the Company’s balance sheet as of March 31, 2021 will include the acquired assets and liabilities of the Target. Our acquisition of a property for $1.6 million in April 2021 and other probable acquisitions or other transactions subsequent to March 31, 2021 are not expected to be significant. As noted elsewhere in this prospectus, the Company expects to receive $         million of offering proceeds, net of estimated offering costs. These proceeds would result in an increase in pro forma cash and related increase in pro forma shareholders equity. The use of proceeds for insignificant probable acquisitions are not reflected in the unaudited pro form financial statements.

NewLake Capital Partners, Inc.

Pro Forma Condensed Consolidated Statements of Operations

For the year ended December 31, 2020 (Unaudited)

For the Year ended December 31, 2020

	Actual Results Of Operations		Transaction Accounting Adjustments
$000 except share and per share data	Company	Target	Target Pro Forma Adjustments		Mt Dora Pro Forma Adjustments		Merger Adjustments		Proforma
	A	A
Rental income	$11,663	$6,994	$310	B	$4,228	B			$23,195

Expenses:
Management Internalization Costs	12,360								12,360
Stock-Based Compensation	4,721								4,721
General and Administrative Expenses	4,056	2,092					321	D	6,469
Depreciation and Amortization	2,603	1,930	2,270	C	1,000	C			7,803

Total Expense	23,740	4,022							31,353

Interest and other income
Interest income	153	41							194
Gain on sale of property	1,491								1,491

Total other income	1,644	41							1,685

Net income (loss)	(10,433)	3,013							(6,473)

Preferred stock dividend	(16)						16	E
Non-controlling interest	(234)						97	F	(137)

Net income (loss) applicable to common shareholders	$(10,683)	$3,013							$(6,610)

Loss per share applicable to common shareholders – basic	$(1.50)								$(0.38)
Loss per share applicable to common shareholders – diluted	$(1.50)								$(0.38)

Weighted average shares outstanding – basic	7,123,165							G	17,329,964
Weighted average shares outstanding – diluted	7,123,165								17,329,964

NewLake Capital Partners, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(Dollars in thousands unless otherwise indicated)

1. Basis of Pro Forma Presentation

The pro forma condensed consolidated statements of operations included herein have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The unaudited pro forma condensed consolidated statements of operations of the Company have been prepared based on the historical statements of operations of the Company and the Target. Certain reclassifications have been made to the historical financial statements of the Target to conform to the Company’s presentation.

The Company and the Target employ accounting policies that are in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed consolidated statements of operations reflect transaction accounting adjustments which include the depreciation and amortization impact for the Merger and the Mt. Dora, FL property and the additional revenues and expenses for the period prior to acquisition for all real estate properties acquired by the Company and the Target during 2020. This pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated operating results that might have been achieved had the transactions described above occurred on the dates indicated, nor are they necessarily indicative of the operating results that may occur in the future.

The Company expects to account for its acquisition of the Target in the Merger as an asset acquisition. The Company will record assets acquired, including identifiable intangible assets, and liabilities assumed from the Target at their relative fair values at the date of completion of the Merger. The purchase price allocation is estimated for pro forma purposes and the actual allocation may differ. The following table summarizes the preliminary allocation of the total Merger consideration (in thousands):

Consideration:
Fair value the Company’s common stock issued	$162,900
Fair value of the warrants issued	4,800
Capitalized acquisition expenses	2,000

Total consideration for the Merger	$169,700

Net investment property (1)	$113,000
Cash	57,700
Other assets	500
Accounts payable, tenant security deposits and other liabilities	(1,500)

Net assets acquired in the Merger	$169,700

(1)

The preliminary allocation of the total consideration reflects approximately $9 million allocated to land, approximately $80 million to building and improvements, and approximately $24 million to in-place lease intangibles based upon the preliminary valuation of the acquired real estate assets as determined by a third party.

Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed under General and Administrative costs in the condensed consolidated statement of operations.

2. Management Internalization Costs

On July 15, 2020, the Company, GreenAcreage Management LLC (the “Manager”) and certain other parties entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Manager contributed the assets comprising its business and function, including the Management Agreement, to our operating partnership in consideration for OP units representing a 5.5% ownership interest in our operating partnership. As a result of the transactions under such Contribution Agreement, the investment management functions, and business of the Manager have been internalized into our operating partnership. Following the Internalization, we compensate our employees directly and no further fees will be paid to the Manager under the Management Agreement. To effectuate the Internalization, our operating partnership issued an aggregate of 419,798 OP units valued at $8.4 million to GreenAcreage Management Owner LLC (the sole owner of the Manager’s equity) and incurred $0.9 million in legal, severance and professional costs.

In connection with the closing of the Internalization, HG Vora exercised its right to contribute to us its option to purchase a 26.7% interest in GreenAcreage Management Owner LLC in exchange for 152,654 shares of our common stock, valued at $3.1 million.

Although these are not recurring costs, as our management is now internalized, they have not been eliminated for purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020.

3. Gain on sale of Property

On November 17, 2020, the Company sold its Sanderson, FL property to the tenant in exchange for 200,000 shares of common stock of the Company and 54,695 shares of partnership common units of the OP. The sales price of approximately $5.4 million was based on the fair value of our common stock and the OP Units on the sale date. We recognized a gain on sale of approximately $1.5 million.

Rental income and depreciation expense of the Sanderson, FL property for the period January 1, 2020 to November 17, 2020, was approximately $470 thousand and $118 thousand, respectively. The results of operations and gain on the sale of the Sanderson, FL property were not eliminated for purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020.

4. Pro Forma Assumptions

Pro forma adjustments:

The accompanying unaudited pro forma condensed consolidated statement of operations have been prepared as if the Merger and all property acquisitions by the Company and the Target during 2020 were completed on January 1, 2020 for unaudited pro forma statement of operations purposes and reflect the following pro forma adjustments:

A.	Reflects the historical operations of the Company and the Target, respectively, for the year ended December 31, 2020.

B.

During 2020 the Target acquired 14 properties, each leased to a single tenant on a triple net basis. Reflects the pro forma revenues for the Target’s properties for the period from January 1, 2020 to their respective acquisition dates during 2020. Also, reflects the pro forma revenues for the Mt Dora, FL property acquired by the Company and leased on a triple net basis for the period from January 1, 2020 to the date of acquisition (August 4, 2020).

C.

Reflects the depreciation and amortization for the Target’s rental properties as if they were acquired on January 1, 2020 using the straight-line method over the estimated useful lives ranging from 15 to 35 years for buildings, 4 to 15 years for land and site improvements, and over the remaining lease term for in-place lease intangibles based upon preliminary estimated fair values as of the date of the Merger. This pro forma adjustment also includes approximately $1 million of pro forma depreciation for the Mt Dora, FL property acquired by the Company for the 2020 period prior to the date of acquisition.

D.	Reflects an increase in general and administrative expenses of the contractually obligated payments to certain officers of the Target which were triggered upon completion of the Merger.

E.

Reflects the elimination of the preferred stock dividend, as if the preferred stock redemption had occurred on January 1, 2020. The 125 shares of preferred stock issued by the Company were redeemed in April 2021 for approximately $137 thousand.

F.

As a result of the issuance of additional common shares in the Merger and the first quarter 2021 capital raise the percentage of net income or loss attributable to the non-controlling shareholders would decrease from 4.4% (based on the outstanding OP units of the pre-Merger Company at December 31, 2020) to approximately 2.1% on a pro forma basis after the Merger.

G.

The basic and diluted weighted average shares reflect the share ownership after the Merger. Pro forma weighted average shares for the year ended December 31, 2020, includes the issuance of shares in the Merger and the first quarter 2021 issuance of common stock by the Company, as if such transactions occurred as of January 1, 2020. It is presented in accordance with the two-class method of computing earnings per share. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

Pro forma common stock outstanding at December 31, 2020 is summarized as follows:

Held by Company shareholders	9,630,077
Issued to Target shareholders	7,699,887

Total	17,329,964

Securities not included in the computation of pro forma common stock outstanding at December 31, 2020 include options to purchase 791,790 shares of common stock, warrants to purchase 602,392 shares of common stock issued to the Target’s stockholders, 87,327 restricted stock units, and 365,103 OP units.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

GreenAcreage Real Estate Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GreenAcreage Real Estate Corp. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity, and cash flows for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from April 9, 2019 (inception) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As further described in Note 11, the Company is subject to significant risks and uncertainties as the Company owns a portfolio of properties that it leases to entities, which cultivate, harvest, process and distribute cannabis. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2021.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada Chartered Professional Accountants

March 15, 2021

GREENACREAGE REAL ESTATE CORP.

Consolidated Balance Sheets

as of December 31, 2020 and 2019

	2020	2019
ASSETS:

Real Estate, at Cost:
Land	$2,490,383	$2,514,368
Building and Improvements	124,121,000	72,979,671

Total Real Estate, at Cost	126,611,383	75,494,039
Less Accumulated Depreciation	(2,649,668)	(192,204)

Net Real Estate	123,961,715	75,301,835
Cash and Cash Equivalents	19,617,368	66,901,488
Other Assets	597,618	350,645

TOTAL ASSETS	$144,176,701	$142,553,968

LIABILITIES AND EQUITY:

LIABILITIES:
Deferred Liability	$—	$10,000,000
Accrued Expenses and Other Liabilities	435,423	330,666
Dividends Payable	894,483	—
Security Deposits Payable	1,594,213	402,546
Rent Received in Advance	—	445,166
Due to Placement Agent	225,000	225,000

Total Liabilities	3,149,119	11,403,378

CONTINGENCIES

EQUITY:

Preferred Stock, $0.01 Par Value, 100,000,000 Shares Authorized, 12.5% Series A Redeemable Cumulative Preferred Stock, 125 Shares Issued and Outstanding	60,600	60,600
Common Stock, $0.01 Par Value, 400,000,000 Shares Authorized, 7,958,145 Shares Issued and 7,758,145 Outstanding at December 31, 2020 and 7,060,250 Shares Issued and Outstanding at December 31, 2019	79,581	70,603
Additional Paid-In Capital	151,776,118	131,456,753
Dividends in Excess of Earnings	(17,154,274)	(437,366)

Total Stockholders’ Equity	134,762,025	131,150,590

NONCONTROLLING INTERESTS	6,265,557	—

Total Equity	141,027,582	131,150,590

TOTAL LIABILITIES AND EQUITY	$144,176,701	$142,553,968

The accompanying notes are an integral part of the consolidated financial statements

GREENACREAGE REAL ESTATE CORP.

Consolidated Statements of Operations

For the Year Ended December 31, 2020 and

For the Period from April 9, 2019 to December 31, 2019

	2020	2019
REVENUE:

Rental Income	$11,662,742	$874,386

EXPENSES:

Management Internalization Costs	12,360,328	—
Stock-Based Compensation	4,720,811	4,211
General and Administrative Expense	4,056,412	1,551,897
Depreciation Expense	2,603,240	192,204
Organization Costs	—	100,000

TOTAL EXPENSES	23,740,791	1,848,312

LOSS FROM OPERATIONS	(12,078,049)	(973,926)

OTHER INCOME:

Interest Income	152,870	536,560
Gain on Sale of Real Estate	1,491,444	—

TOTAL OTHER INCOME	1,644,314	536,560

NET LOSS	(10,433,735)	(437,366)

Preferred Stock Dividend	(15,625)	—

Net Income Attributable to Noncontrolling Interests	(233,853)	—

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(10,683,213)	$(437,366)

The accompanying notes are an integral part of the consolidated financial statements

GREENACREAGE REAL ESTATE CORP.

Consolidated Statements of Changes in Equity

For the Year Ended December 31, 2020 and

For the Period from April 9, 2019 to December 31, 2019

	Shares of Common and Preferred Stock
	Series A Preferred Stock	Shares of Common Stock	Amount	Additional Paid-in Capital	Dividends in Excess of Earnings	Noncontrolling Interests	Total Equity
Balance as of April 9, 2019 (Inception)	$—	—	$—	$—	$—	$—	$—
Net Proceeds from the Issuance of Common Stock	—	7,060,250	70,603	131,453,019	—	—	131,523,622
Stock-Based Compensation	—	—	—	4,211	—	—	4,211
Net Proceeds from the Issuance of Preferred Stock	60,600	—	—	—	—	—	60,600
Preferred Stock Dividend	—	—	—	(477)	—	—	(477)
Net Loss	—	—	—	—	(437,366)	—	(437,366)

Balance as of December 31, 2019	60,600	7,060,250	70,603	131,456,753	(437,366)	—	131,150,590
Net Proceeds from the Issuance of Common Stock	—	745,241	7,452	15,697,173	—	—	15,704,625
Issuance of Common Stock for Internalization	—	152,654	1,526	3,101,553	—	—	3,103,079
Issuance of 419,798 OP Units for Internalization	—	—	—	1,029,828	—	7,366,132	8,395,960
Stock-Based Compensation	—	—	—	4,720,811	—	—	4,720,811
Preferred Stock Dividend	—	—	—	—	(15,625)	—	(15,625)
Common Stock Dividend	—	—	—	—	(6,033,695)	(177,615)	(6,211,310)
Redemption of 54,695 OP Units	—	—	—	—	—	(1,156,813)	(1,156,813)
Purchase of 200,000 Shares of Stock	—	(200,000)	—	(4,230,000)	—	—	(4,230,000)
Net Loss	—	—	—	—	(10,667,588)	233,853	(10,433,735)

Balance as of December 31, 2020	$60,600	7,758,145	$79,581	$151,776,118	$(17,154,274)	$6,265,557	$141,027,582

The accompanying notes are an integral part of the consolidated financial statements

GREENACREAGE REAL ESTATE CORP.

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2020 and

For the Period from April 9, 2019 to December 31, 2019

	2020	2019
Cash Flows from Operating Activities:
Net Loss	$(10,433,735)	$(437,366)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Issuance of Common Stock for Internalization	3,053,079	—
Issuance of OP Units for Internalization	8,395,960	—
Stock-Based Compensation	4,720,811	4,211
Gain on Sale of Real Estate	(1,491,444)	—
Depreciation	2,603,240	192,204
Changes in Assets and Liabilities:
Other Assets	119,812	(350,645)
Accrued Expenses and other liabilities	(769,123)	330,666
Security Deposits Payable	1,594,213	402,546
Rent Received in Advance	(445,166)	445,166

Net Cash Provided by Operating Activities	7,347,647	586,782

Cash Flows from Investing Activities:
Acquisition of Real Estate	(55,000,000)	(65,494,039)
Deferred Real Estate Costs	(10,053,940)	—

Cash Used in Investing Activities	(65,053,940)	(65,494,039)

Cash Flows from Financing Activities:
Proceeds from Issuance of Common Stock, Net of Offering Costs	15,704,625	131,523,622
Proceeds from Issuance of Preferred Stock, Net of Offering Costs	—	60,600

Exercise of Stock Option	50,000	—
Dividends Paid	(5,332,452)	(477)
Due to Placement Agent	—	225,000

Net Cash Provided by Financing Activities	10,422,173	131,808,745

Net (Decrease) Increase in Cash and Cash Equivalents	(47,284,120)	66,901,488

Cash and Cash Equivalents – Beginning of Period	66,901,488	—

Cash and Cash Equivalents – End of Period	$19,617,368	$66,901,488

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Accrual for Dividends Payable	$894,483	$—

Common Stock and OP Units Received in Exchange for Real Estate	$(1,491,444)	$—

Accrual of Commitment to Purchase Building Improvements	$—	$10,000,000

The accompanying notes are an integral part of the consolidated financial statements

NEWLAKE CAPITAL PARTNERS, INC.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1    -    ORGANIZATION

GreenAcreage Real Estate Corp. (the “Company,” “we,” “us,” “our”), a Maryland corporation, was formed on April 9, 2019 under the Maryland General Corporation Law. The Company is focused on providing long-term, single-tenant, triple-net sale leaseback and build-to-suit transactions for the cannabis industry. The Company’s year-end is December 31.

The Company conducts its business through its subsidiary, GreenAcreage Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership” or “OP”). The Company holds an equity interest in the Operating Partnership and is the sole general partner.

GreenAcreage Management LLC, a Delaware limited liability company (the “Sponsor” or “Manager”), an affiliated entity, was the external manager of the Company from inception through July 15, 2020. The Sponsor funded the Company’s organization, offering and transaction costs.

On July 15, 2020, the Company, the Manager and certain other parties entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Manager contributed the assets comprising its business and function, including the Management Agreement, to the Operating Partnership in consideration for partnership common units of the Operating Partnership. As a result of the transactions under such Contribution Agreement, the investment management functions and business of the Manager have been internalized into the Operating Partnership (the “Internalization”), employees are compensated directly by the Company and no further fees will be paid to the Manager under the Management Agreement, as the Operating Partnership assumed the Management Agreement in connection with such transactions. See Note 4.

Our Articles of Incorporation authorize 400,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. On April 26, 2019, 100 shares of our common stock were purchased by a member of our Sponsor, for $20 per share, who became our initial stockholder. On August 12, 2019, the Company issued 7,060,150 shares of common stock (the “Offering”) for $20 per share, resulting in net proceeds of $131,523,622, after deducting investment banking discount, placement fees and offering expenses.

On December 20, 2019, the Company issued 125 shares of 12.5% Series A Redeemable Cumulative Preferred Stock for $1,000 per share (the “Series A Preferred Stock”) resulting in net proceeds of $60,600, after deducting legal fees and offering expenses.

In December 2020, the Company issued 745,241 shares of common stock for $21.15 per share, resulting in net proceeds of $15,704,625, after deducting offering expenses.

Note 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include all of the accounts of the Company, the Operating Partnership and all of the wholly-owned subsidiaries, presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates.

Organization, Offering and Transaction Costs

Offering costs incurred prior to receipt of any offering proceeds are deferred as an asset. Offering costs are recorded as an offset to additional paid-in capital when proceeds from the offering are received. Organization costs are recorded as an expense. Transaction costs related to portfolio investments not ultimately made are expensed as incurred. All costs related to executed transactions are capitalized in the initial cost of the investment.

Income Taxes

We have made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with 2019, our initial taxable year. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Acquisition of Real Estate Properties

Our investment in real estate is recorded at historical cost, less accumulated depreciation. Upon acquisition of a property, the tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs are capitalized as incurred. All of our real estate investments to date were recorded as asset acquisitions. For the year ended December 31, 2020 and the period from April 9, 2019 (inception) through December 31, 2019, the assets recorded in connection with the real estate acquired was based on the allocation of the relative fair value of the assets acquired in relation to the purchase price, using the income capitalization, sales comparison and replacement cost approaches, which are Level 3 measurements.

Depreciation

We are required to make subjective assessments as to the estimated useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate estimated useful lives. Depreciation of our assets is charged to expense on a straight-line basis over the estimated useful lives. We depreciate each of our buildings and improvements over its estimated remaining useful life, not to exceed 35 years. We depreciate tenant improvements at our buildings, if any, over the shorter of the estimated useful lives or terms of related leases.

Provision for Impairment

We apply Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that an other-than-temporary impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded. As of December 31, 2020 and 2019, no impairment losses were recognized.

Revenue Recognition

Our leases and future tenant leases are expected to be triple-net leases, an arrangement under which the tenant maintains the property while paying us rent. We account for our current leases as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of minimum lease payments is not reasonably predictable. Rental increases based upon changes in the consumer price index are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursements in the period when such costs are incurred. Contractually obligated real estate taxes that are paid directly by the tenant to the tax authorities are not reflected in our consolidated financial statements. We record revenue for each of our properties on a cash basis due to the uncertainty of collectability of lease payments from each tenant due to its limited operating history and the uncertain regulatory environment in the United States relating to the cannabis industry.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Stock-Based Compensation

We account for awards of stock, stock options and restricted stock units in accordance with ASC 718-10, “Compensation-Stock Compensation.” ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation expense for restricted stock is recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of stock awards and restricted stock awards is equal to the fair value of our stock on the grant date. The amortization of compensation costs for the awards of restricted stock units are included in stock based compensation in the accompanying consolidated statements of operations and amount to $856,876 and $4,211 for the year ended December 31, 2020 and the period from April 9, 2019 (inception) through December 31, 2019, respectively. See Note 5 for a description of stock options issued.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases; in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases — Targeted Improvements; and in December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors. This group of ASUs is collectively referred to as Topic 842 and is expected to be effective for the Company beginning January 1, 2022. Topic 842 supersedes the existing standards for lease accounting (Topic 840, Leases).

Topic 842 requires lessees to record most leases on their balance sheet through a right-of-use (“ROU”) model, in which a lessee records a ROU asset and a lease liability on their balance sheet. Leases that are less than 12 months do not need to be accounted for under the ROU model. At December 31, 2020, the Company is the lessee under a single month-to-month office lease. Under Topic 842, lessors will continue to account for leases as a sales-type, direct-financing, or operating. A lease will be treated as a sale if it is considered to transfer control of the underlying asset to the lessee. A lease will be classified as direct financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease. Topic 842 requires accounting for a transaction as a financing in a sale leaseback in certain circumstances, including when the seller-lessee is provided an option to purchase the property from the landlord at the tenant’s option. The Company expects that this provision could change the accounting for these types of leases in the future. Topic 842 also includes the concept of separating lease and non-lease components. Under Topic 842, non-lease components, such as common area maintenance, would be accounted for under Topic 606 and separated from the lease payments. However, the Company will elect the lessor practical expedient allowing the Company to not separate these components when certain conditions are met. Upon adoption of Topic 842, the Company expects to combine tenant reimbursements with rental revenues on its consolidated statement of operations. The Company has historically not capitalized allocated payroll cost incurred as part of the leasing process, which was allowable under ASC 840 but, will no longer qualify for classification as initial direct costs under Topic 842. Also, the Narrow-Scope Improvements for Lessors under ASU 2018-20 allows the Company to continue to exclude from revenue, costs paid by our tenants on our behalf directly to third parties, such as property taxes.

Topic 842 provides two transition alternatives. The Company expects to apply this standard based on the prospective optional transition method, in which comparative periods will continue to be reported in accordance with Topic 840. The Company also anticipates expanded disclosures upon adoption, as the new standard requires more extensive quantitative and qualitative disclosures as compared to Topic 840 for both lessees and lessors. The Company is still evaluating the effect to the Company’s consolidated financial statements as a Lessor of the adoption of Topic 842 on January 1, 2022.

Concentration of Credit Risk

As of December 31, 2020, we owned five properties located in Illinois, Pennsylvania, Massachusetts, Florida and Connecticut. The ability of any of our tenants to honor the terms of its lease is dependent upon the economic, regulatory, competition, natural and social factors affecting the community in which that tenant operates. Our Illinois property, which was leased to a subsidiary of Cresco Labs, LLC (“Cresco”) on December 11, 2019, accounted for 48% and 31% of our rental revenues for the year ended December 31, 2020 and the period from April 9, 2019 (inception) through December 31, 2019, respectively. This lease is guaranteed by Cresco. Our Mount Dora, FL property, which was leased to a subsidiary of Curaleaf Inc. (“Curaleaf”) on August 4, 2020, is guaranteed by Curaleaf and accounted for 25% of our rental revenues for the year ended December 31, 2020. Our other properties were leased to various subsidiaries of Acreage. These leases are guaranteed by Acreage.

We have deposited cash with a financial institution that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2020 and 2019, we had cash accounts in excess of FDIC insured limits.

Noncontrolling Interests

Noncontrolling interests are comprised of interests issued by the Operating Partnership in accordance with the terms of the Amended and Restated Operating Partnership Agreement representing a 4.4% ownership interest in the Company by GreenAcreage Management Owner LLC (“GAMO”), the parent of our former Manager, and are accounted for as a separate component of equity.

Reclassification

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentation

Note 3    -    INVESTMENTS IN REAL ESTATE

Sanderson FL

On October 24, 2019, we completed the acquisition of a 671,000 square foot industrial property with a 113,546 rentable square foot building located in Sanderson, FL, which we purchased from a subsidiary of Acreage Holdings, Inc. (“Acreage”) for approximately $3.9 million (including approximately $124,000 in transaction costs) in a sale-lease back transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with another subsidiary of Acreage, as tenant. Acreage is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $43,000 per month, subject to annual increases at a rate based on the higher of (i) 3% or (ii) the applicable consumer price index adjustment.

On November 17, 2020, we sold Sanderson, FL property back to Acreage in exchange for 200,000 shares of common stock of the Company and 54,695 shares of partnership common units of the OP. The purchase price of $5,386,813 was based on the fair value of our common stock and the OP Units. We recognized a gain on sale of $1,491,444.

Sinking Spring PA

On October 24, 2019, we completed the acquisition of a 348,000 square foot industrial property with a 30,625 rentable square foot building located in Sinking Spring, PA, which we purchased from a subsidiary of Acreage for approximately $10.2 million (including approximately $336,000 in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with another subsidiary of Acreage, as tenant. Acreage is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $110,000 per month, subject to annual increases at a rate based on the higher of (i) 3% or (ii) the applicable consumer price index adjustment.

Sterling MA

On October 24, 2019, we completed the acquisition of a 130,000 square foot industrial property with a 38,380 rentable square foot building located in Sterling, MA, which we purchased from a subsidiary of

Acreage for approximately $9.8 million (including approximately $106,000 in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with another subsidiary of Acreage, as tenant. Acreage is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $106,000 per month, subject to annual increases at a rate based on the higher of (i) 3% or (ii) the applicable consumer price index adjustment.

Uncasville CT

On October 30, 2019, we completed the acquisition of a 58,000 square foot retail property with a 2,872 rentable square foot building located in Uncasville, CT, which we purchased from a subsidiary of Acreage for approximately $0.9 million (including approximately $125,000 in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with another subsidiary of Acreage, as tenant. Acreage is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $8,000 per month, subject to annual increases at a rate based on the higher of (i) 3% or (ii) the applicable consumer price index adjustment.

Lincoln IL

On December 11, 2019, we completed the acquisition of a 577,000 square foot industrial property with a 222,455 rentable square foot building located in Lincoln, IL, from a subsidiary of Cresco for approximately $50.7 million (including approximately $677,000 in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with Cresco, as tenant. Cresco is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $403,000 per month, subject to annual increases of 2.5%. In connection with this acquisition, the Company entered into a commitment to reimburse the tenant for up to $10 million of building improvements for the build-out of property to be completed by Cresco. The Company reimbursed Cresco $10 million for the building improvements during the second quarter of 2020. The Cresco lease payment increased to approximately $503,000 per month, subject to annual increases of 2.5%.

Mount Dora FL

On August 4, 2020, we completed the acquisition of a 1,217,000 square foot industrial property with 379,435 of rentable square feet in multiple building structures located in Mount Dora, FL. We purchased the property from a subsidiary of Curaleaf and a third-party for $55 million (including approximately $1.2 million in transaction costs) in a sale-leaseback transaction. Concurrent with the closing of the acquisition, we entered into a triple-net lease with another subsidiary of Curaleaf, as tenant. Curaleaf is responsible for paying all repairs, maintenance, insurance and taxes related to the property. The initial base rent under the lease was approximately $596,000 per month, subject to annual increases of 3% beginning in the third year of the lease.

Future contractual minimum rent under the operating leases as of December 31, 2020 is summarized as follows:

Year	Contractual Minimum Rent
2021	$16,120,904
2022	16,359,125
2023	16,675,219
2024	17,143,004
2025	17,624,011
Thereafter	210,182,656

Total	$294,104,919

Note 4    -    RELATED PARTY TRANSACTIONS

Management Agreement and Internalization Transaction

On July 15, 2020, the Company, the Manager and certain other parties entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Manager contributed the assets comprising its business and function, including the Management Agreement, to the Operating Partnership in consideration for partnership common units of the Operating Partnership representing a 5.5% ownership interest in the Operating Partnership. As a result of the transactions under such Contribution Agreement, the investment management functions and business of the Manager have been internalized into the Operating Partnership, employees are compensated directly by the Company and no further fees will be paid to the Manager under the Management Agreement as the Operating Partnership assumed the Management Agreement in connection with such transactions. To effectuate the Internalization, the Operating Partnership issued an aggregate of 419,798 OP Units valued at $8,395,960 to GAMO, and incurred approximately $1.4 million in legal, severance and other professional costs.

In connection with the closing of the Internalization, HG Vora Capital Management, LLC (“HG Vora”) exercised its right to contribute to the Company its option to purchase a 26.7% interest in GAMO (the sole owner of the Manager’s equity) in exchange for 152,654 shares of the Company’s common stock, valued at $3,053,080 and representing a 2% fully diluted ownership interest in our common stock (immediately following the exchange).

Prior to the Internalization, we had entered into a management agreement (the “Management Agreement”) on July 19, 2019, pursuant to which our Manager managed, among other things, our day-to-day activities and business affairs in conformity with the investment guidelines and policies that were approved and monitored by our board of directors. These responsibilities included, but were not limited to, (i) the location, acquisition, financing, development and disposition of retail, industrial, and other properties in both the medical-use and adult-use cannabis markets on behalf of us and our Operating Partnership, (ii) providing market research and analysis about our activities, (iii) evaluating prospective real estate investment opportunities, and (iv) recommending real estate investments for purchase by us and our Operating Partnership and any of its subsidiaries. Our Manager also made available to us and our Operating Partnership appropriate personnel reasonably required to enable our Manager to perform its services under the Management Agreement. The Manager assigned the Management Agreement to the Operating Partnership and the Operating Partnership assumed the Management Agreement and all management functions in connection with the Internalization.

We paid our Manager an annual management fee, payable in monthly cash installments, in arrears, in an amount generally equal to the lesser of (i) the costs and expenses incurred by the Manager with respect to our business or (ii) 1.0% per annum of the Stockholders’ Equity, provided that to the extent the amount in (ii) did not cover the costs and expenses incurred by the Manager with respect to our business, we reimbursed the Manager to the extent of such difference. Stockholders’ Equity was generally defined in the Management Agreement to mean the sum of the net proceeds from any issuances of our equity securities since inception. Our Manager ceased collecting any management fees with respect to subsequent periods following the Internalization.

Our former Manager is wholly owned by GAMO, a Delaware limited liability company, which is an affiliate of Acreage. Acreage owned 200,000 shares of our common stock and 54,695 OP Units prior to the Sanderson sale, and Kevin Murphy, the Chairman and Chief Executive Officer of Acreage, owns 250,000 shares. As of December 31, 2020 and 2019, respectively, the Company has assets with an original cost basis of $20.9 million and $24.8 million that are leased to Acreage.

HG Vora, on behalf of a fund managed by it, owns 2.7 million shares of our common stock and formerly had an option to acquire a 26.7% interest in GAMO for which they paid $1.05 million. Upon the commencement of the trading of our common stock on a Securities Exchange, HG Vora had the right to contribute its option to purchase the 26.7% interest in exchange for the number of shares of common stock representing a 2% fully diluted ownership in our common stock (immediately following such exchange). This option was exercised by HG Vora in connection with the Internalization and is no longer outstanding. In addition, we paid a $2.55 million structuring fee to HG Vora in conjunction to our initial offering. We have also entered into an Investor Rights Agreement, Excepted Holder Agreement and Side Letter with HG Vora. In accordance with the Investor Rights Agreement, HG Vora has the right to designate three directors, representing a majority, to our Board of Directors.

In accordance with the Investor Rights Agreement, the Company will maintain market-based compensation for the non-executive members of the Board and its Committees, as follows:

1)	An annual grant of $30,000 of restricted shares of the common stock, which shares will vest in equal installments annually over three years, subject to continued service on the Board;

2)	An annual cash retainer of $25,000 to each Director; and

3)	An annual cash retainer of $10,000 to each of the members of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Investment Committee.

Management fees of $657,089 and $508,714 were incurred for the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019, respectively. These amounts are presented with general and administrative expense on the accompanying consolidated statements of operations. As of December 31, 2020 and 2019, management fees payable amounted to $0 and $109,515, respectively. These amounts are presented with accrued expenses and other liabilities on the consolidated balance sheets.

For the year ended December 31, 2020 and for the period from April 9, 2019 (inception) through December 31, 2019, the Company has reimbursed $350,755 and $272,094, respectively, to the Manager for expenses in accordance with the Management Agreement. These amounts are presented with general and administrative expense on the accompanying consolidated statements of operations. As of December 31, 2020 and 2019, reimbursable expense balance amounted to $0 and $83,503, respectively. These amounts are presented with accrued expenses and other liabilities on the consolidated balance sheets.

Option Grants

In connection with the closing of the Internalization, the Company and the other parties thereto terminated the Incentive Agreement (described below). In connection therewith the Company issued 791,790 nonqualified stock options (the “Options”), valued at $3,863,935, to purchase shares of the Company’s common stock, subject to the terms and conditions of the applicable Option Grant Agreements, with an exercise price per share of common stock equal to $24.00 and in such amounts as set forth in the Option Grant Agreements. The Options issued represented 3% of the value of the Company at issuance. The shares of common stock issued by the Company upon exercise of such options, shall be duly authorized, validly issued, fully paid and nonassessable upon such issuance. The Options vested on August 31, 2020. The Options are exercisable upon the earliest of (i) the second anniversary of the Grant Date; (ii) termination of the grantee’s employment or service by the Company other than for cause, or by the grantee for “good reason”, the grantee’s death or disability or (iii) a change in control, as defined. As of December 31, 2020, 527,862 of the 791,790 Option Grants issued are exercisable. In addition, each Option holder is eligible to receive a Transaction Bonus if a Change of Control occurs within five years and an initial public offering has not occurred, subject to the terms of the Transaction Bonus Agreement. The Transaction Bonus is equal to the excess, if any, of the Floor

Value over the Spread Value. Floor value is defined as an amount equal to the value of the Options received on July 15, 2020 multiplied by the Applicable Percentage. The Applicable Percentage declines from 50% in the initial year to 10% during the fifth year. The Spread Value is the product of (i) the excess, if any, of (A) the Fair Market Value per share of Company Stock measured as of the date of a Change of Control over (B) the per share exercise price of the Option and (ii) the number of shares subject to the Option.

We had entered into an Incentive Agreement with two former executive officers of the Company, who also have an ownership interest in our Manager. Pursuant to the Incentive Agreement, the Company had agreed to issue options or provide other performance awards, equal to 5% of the value of the Company after each private placement, merger or public offering, to the management team with each of the two executive officers of the Company party thereto receiving at least 1% of the value of the Company. The Company had also agreed in the Incentive Agreement to enter into an Employment Agreement with such executive officers, upon the internalization of the management, subject to a term of three years at market rate compensation. The Incentive Agreements and all obligations of the Company thereunder were terminated in connection with the Internalization.

First Offer Agreement

Under a First Offer Agreement dated May 9, 2019, the Company has a right of first offer to assume Acreage’s position as a purchaser with respect to any future real estate acquisition opportunities identified by Acreage, which expires May 31, 2022 and will be automatically extended for consecutive one-year terms unless either side elects to terminate the agreement.

Note 5    -    STOCK OPTIONS

The fair value of each option award was estimated on the date of grant using the Black-Scholes model. Expected volatilities are based on historical daily volatilities of publicly-traded guideline companies. The expected term of options granted is based on the “simplified” method for options and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield. The current stock price and exercise price are $20.00 and $24.00, respectively. The expected volatility is 52.5% and the expected life is 4.5 years. The risk-free interest rate is 1.56%. As of December 31, 2020, the options were fully vested and the total fair value of $3,863,935 is included in stock-based compensation in the accompanying consolidated statement of operations.

Note 6    -    PREFERRED STOCK

The Company is authorized to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share. On December 20, 2019, the Company issued 125 shares of Series A Preferred Stock resulting in net proceeds of $60,600, after deducting legal fees and offering expenses. The Company at its option, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company. The shares of Series A Preferred Stock are subject to restrictions on ownership and transfer. The holders of the Series A Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Company for a vote.

Note 7    -    FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standards describe three levels of inputs that may be used to measure fair value:

Level 1 –	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 –	Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 –	Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

The carrying amounts of financial instruments such as cash and cash equivalents, short-term obligations of the US government and other liabilities and accrued expenses approximate their fair values due to the short-term maturities and market rates of interest of these instruments.

Note 8    -    CONTINGENCIES

The Company owns a portfolio of properties that it leases to entities which cultivate, harvest, process and distribute cannabis. Cannabis is an illegal substance under the Controlled Substances Act. Although the operations of the Company’s tenants are legalized in the states and local jurisdictions in which they operate, the Company and its tenants are subject to certain risks and uncertainties associated with conducting operations subject to conflicting federal, state and local laws in an industry with a complex regulatory environment which is continuously evolving. These risks and uncertainties include the risk that the strict enforcement of federal laws regarding cannabis would likely result in the Company’s inability, and the inability of its tenants, to execute their respective business plans.

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s real estate will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and the impact of COVID-19 on overall demand for leased space, including retail establishments, all of which are highly uncertain and cannot be predicted. If demand for the Company’s real estate are impacted for an extended period, results of operations may be materially adversely affected.

Note 9    -    SUBSEQUENT EVENTS

On January 12, 2021, we paid the $894,483 dividend that was declared on December 23, 2020.

In 2021, the Company issued 1,871,932 shares of common stock for $21.15 per share, resulting in net proceeds of $39.6 million, after deducting offering expenses.

On February 27, 2021, the Company declared a $1.5 million dividend for record holders as of February 27, 2021 that will be paid on March 22, 2021.

On March 2, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger”) with NewLake Capital Partners, Inc. (“NewLake”). NewLake owns a diversified portfolio of 19 properties subject to long-term, single-tenant, triple-net sale leaseback and build-to-suit properties for the cannabis industry. The Merger will be treated as an asset acquisition with the Company as the accounting acquirer in accordance with ASC 805. The Merger is subject to a number of conditions, including approval from the stockholders of both companies.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

NewLake Capital Partners, Inc.

Chicago, Illinois

Opinion

We have audited the consolidated financial statements of NewLake Capital Partners, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying 2020 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The 2019 consolidated financial statements of the Company were audited by ACM, LLP (“ACM”), whose partners and professional staff joined BDO USA, LLP as of August 1, 2020, and has subsequently ceased operations. ACM’s report dated April 24, 2020 included an emphasis of matter that described the uncertain financial statement impact from the COVID-19 outbreak.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP
Denver, CO
March 11, 2021

Report of Independent Registered Public Accounting Firm

Independent Auditor’s Report

To the Stockholders and Board of Directors of

NewLake Capital Partners, Inc.

Chicago, Illinois

We have audited the accompanying consolidated financial statements of NewLake Capital Partners, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period from April 11, 2019 (date of inception) through December 31, 2019 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The pro including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of their operations and their cash flows for the period from April 11, 2019 (date of inception) through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The COVID-19 outbreak in 2020 (see Note 9) has caused business disruption in a variety of industries, markets and geographic regions, which has resulted in considerable uncertainty as to the financial impact and duration, which cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

/s/ ACM, LLP

Denver, Colorado
April 24, 2020

NEWLAKE CAPITAL PARTNERS, INC.

Consolidated Balance Sheets

as of December 31, 2020 and 2019

December 31,	2020	2019
(in thousands)
Assets

Real estate held for investment, at cost:
Land	$6,889	$2,849
Building and improvements	34,043	19,814
Tenant improvements	36,496	11,343

	77,428	34,006
Less: accumulated depreciation	(1,964)	(34)

Net real estate held for investment	75,464	33,972
Cash	19,678	21,602
Prepaid expenses and other assets	280	264

Total assets	$95,422	$55,838

Liabilities and Stockholders’ Equity

Liabilities:
Accounts payable and accrued expenses	$819	$221
Rent received in advance	582	330
Dividends payable	1,936	1,107
Tenant security deposits	1,551	926

Total liabilities	4,888	2,584

Commitments and contingencies (Note 7)

Stockholders’ equity:
Common stock, par value $0.01 per share, 750,000 shares authorized and 28,861 and 25,068 shares issued and outstanding at December 31, 2020 and 2019, respectively	—	—
Series A Preferred stock, par value $0.01 per share, 300,000 shares authorized and 96,786 and 55,342 shares issued and outstanding at December 31, 2020 and 2019, respectively	1	1
Additional paid-in-capital	88,405	54,138
Retained earnings (accumulated deficit)	2,128	(885)

Total stockholders’ equity	90,534	53,254

Total liabilities and stockholders’ equity	$95,422	$55,838

The accompanying notes are an integral part of the financial statements.

NEWLAKE CAPITAL PARTNERS, INC.

Consolidated Statements of Operations

For the Year Ended December 31, 2020 and the period from April 11, 2019 through December 31, 2019

For the Year Ended December 31, 2020 and the Period of April 11, 2019 (Date of Inception) through December 31, 2019

(in thousands)
	2020	2019
Revenue:
Rental income (including tenant reimbursements)	$6,994	$275

Expenses:
Property expenses	134	9
General and administrative expenses	1,955	621
Depreciation expense	1,930	34
Organizational costs	3	502

	4,022	1,166

Income (loss) from operations	2,972	(891)
Interest income	41	6

Net income (loss)	$3,013	$(885)

The accompanying notes are an integral part of the financial statements.

NEWLAKE CAPITAL PARTNERS, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For the Year Ended December 31, 2020 and the period from April 11, 2019 through December 31, 2019

For the Year Ended December 31, 2020 and the Period of April 11, 2019 (Date of Inception) through December 31, 2019

(in thousands, except share amounts)
	Common Stock		Preferred Stock		Additional Paid-in-Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount
Balance - April 11, 2019 (date of inception)	—	$—	—	$—	$—	$—	$—
Dividends to Preferred Stockholders	—	—	—	—	(1,203)	—	(1,203)
Issuance of Preferred Stock	—	—	55,342	1	55,341	—	55,342
Issuance of Common Stock grants	25,068	—	—	—	—	—	—
Net loss	—	—	—	—	—	(885)	(885)

Balance - December 31, 2019	25,068	$—	55,342	$1	$54,138	$(885)	$53,254

Dividends to Preferred Stockholders	—	—	—	—	(7,177)	—	(7,177)
Issuance of Preferred Stock	—	—	41,444	—	41,444	—	41,444
Issuance of Common Stock grants	3,793	—	—	—	—	—	—
Net income	—	—	—	—	—	3,013	3,013

Balance - December 31, 2020	28,861	$—	96,786	$1	$88,405	$2,128	$90,534

The accompanying notes are an integral part of the financial statements.

NEWLAKE CAPITAL PARTNERS, INC.

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2020 and the period from April 11, 2019 through December 31, 2019

For the Year Ended December 31, 2020 and the Period of April 11, 2019 (Date of Inception) through December 31, 2019

(in thousands)
	2020	2019
Cash flows from operating activities:
Net income (loss)	$3,013	$(885)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	1,930	34
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(16)	(264)
Accounts payable and accrued expenses	598	221
Rent received in advance	252	330
Tenant security deposits	625	926

Net cash provided by operating activities	6,402	362

Cash flows used in investing activities:
Acquisition of land, building and improvements	(18,269)	(22,663)
Reimbursements of tenant improvements	(25,153)	(11,343)

Net cash used in investing activities	(43,422)	(34,006)

Cash flows from financing activities:
Issuance of preferred stock	41,444	55,342
Dividends paid to preferred stockholders	(6,348)	(96)

Net cash provided by financing activities	35,096	55,246

Net (decrease) increase in cash	(1,924)	21,602

Cash - beginning of year/period	21,602	—

Cash - end of year/period	$19,678	$21,602

Supplemental disclosure of non-cash financing activities:
Accrual for preferred stock dividends declared	$1,936	$1,107

The accompanying notes are an integral part of the financial statements.

NEWLAKE CAPITAL PARTNERS, INC.

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2020

1.	Business Organization

NewLake Capital Partners, Inc. (“we,” “us,” “our” or the “Company”), incorporated in Maryland on April 11, 2019, was formed to own a commercial real estate portfolio primarily leased to tenants in the state regulated cannabis industry. As described below, as of January 1, 2020, we believe we qualify as an internally-managed real estate investment trust (“REIT”). We have acquired and intend to continue to acquire our properties through sale-leaseback transactions and third-party purchases. We have leased and expect to continue to lease our properties on a triple-net lease basis, where the tenant is responsible for all aspects of and costs related to the property and its operation during the lease term, including structural repairs, maintenance, taxes and insurance.

Cannabis is currently illegal under US federal law which supersedes individual state enactments. If the US federal government elects to enforce the laws as currently written or otherwise changes the laws in an adverse way with respect to cannabis it could have an adverse material effect on the Company’s tenants, which could lead to an adverse effect on the Company’s financial position and operations.

As of December 31, 2020, the Company owned nineteen properties. In some instances, we agreed to provide reimbursement for tenant improvements to a building (the “Construction Funding”). During 2020, we acquired approximately 177,000 square feet of retail and industrial real estate for an aggregate purchase price of $25.2 million, including approximately $411,000 of acquisition costs and $6.5 million of Construction Funding, pursuant to leases executed at closing or subsequent lease amendments. During 2019, our initial year of operations, we acquired approximately 107,000 square feet of retail and industrial real estate. As of December 31, 2020, the aggregate cost for the 2019 acquisitions was $60.0 million, including approximately $357,000 of acquisition costs and $37.8 million of Construction Funding pursuant to leases executed at closing or subsequent lease amendments in 2019 and 2020. As of December 31, 2020, the Company funded approximately $36.5 million of the $44.3 million Construction Funding provided.

Our tenants at December 31, 2020 consisted of subsidiaries of: Pioneer Leasing and Consulting LLC (“Pioneer”), Columbia Care Inc. (“Columbia Care”), GR Companies, Inc. (“Grassroots”), and PharmaCann, LLC (“PharmaCann”).

NewLake Capital Partners Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), was formed April 24, 2019 and is a wholly owned subsidiary of the Company. The Company is the sole general partner of the Operating Partnership and conducts substantially all of its business through the Operating Partnership. The Company establishes a limited liability company, wholly owned by the Operating Partnership, to acquire each property.

2.	Summary of Significant Accounting Policies

Basis of presentation – The consolidated financial statements include all of the accounts of the Company, the Operating Partnership and all of our wholly owned subsidiaries, presented in accordance with U.S. generally accepted accounting principles (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates in the consolidated financial statements – The preparation of the consolidated financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results may differ materially from these estimates and assumptions, and such differences could be material.

Acquisition of real estate properties – Our investment in real estate is recorded at historical cost, less accumulated depreciation. Upon acquisition of a property, the tangible assets acquired are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same market and region. Acquisition costs are capitalized as incurred if the acquisition does not meet the definition of a business. All of our acquisitions to date were recorded as asset acquisitions in accordance with GAAP.

Depreciation – We consider the period of future benefit of the assets to determine the appropriate estimated useful lives. Depreciation of our assets is charged to expense on a straight-line basis over the estimated useful lives. We depreciate each of our buildings and improvements over its estimated remaining useful life, not to exceed 35 years. We depreciate tenant improvements at our buildings over the shorter of the estimated useful lives or the terms of the related leases, including lease extensions when we are reasonably assured to be exercised. Depreciation and amortization was approximately $1.9 million and $34,000 for the year and period ended December 31, 2020 and 2019, respectively.

Construction in progress – Reimbursements paid or incurred for tenant improvements are considered construction in progress until placed in service. Such assets are considered placed in service when the parcel is first ready and available for its specifically assigned function. No tenant improvements had been placed into service during 2019. As of December 31, 2020, approximately $28.9 million of tenant improvements had been placed in service. Tenants oversee construction and submit invoices for reimbursement, and such reimbursements are recorded when requested and validated by the Company.

Provision for impairment – We review current activities and changes in the business condition of all of our properties to determine the existence of any triggering events or impairment indicators. If triggering events or impairment indicators are identified, we analyze the carrying value of our real estate for any impairment. A provision is made for impairment if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, capital expenditures, and property sales capitalization rates. As of December 31, 2020 and 2019, no impairment losses were recognized.

Revenue recognition – Our leases are triple-net leases, an arrangement under which the tenant maintains the property while paying us rent and property management fees. All leases have been accounted for as operating leases. Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of lease payments is not probable.

We record revenue for each of our properties on a modified cash basis as the tenant receives the benefit of use of the property, due to the uncertain regulatory environment in the United States relating to the cannabis industry and the uncertainty of collectability of lease payments from each tenant due to its limited operating history.

Contractually obligated reimbursements from tenants for recoverable real estate taxes and operating expenses are included in rental revenue in the period when such costs are incurred. Contractually obligated real estate taxes that are paid directly by the tenant to the tax authorities are not reflected in our consolidated financial statements. Any rental payments received in advance are recorded as rent received in advance on the accompanying consolidated balance sheets.

Leases – As lessor, for each of our real estate transactions involving the leaseback of the related property to the seller or affiliates of the seller, we recorded such transactions as sale and leaseback transactions. Our tenant reimbursable revenue and property expenses are presented on a gross basis as rental revenue and as property expenses, respectively, on our consolidated statements of operations. Property taxes paid directly by the lessee to a third party are excluded from our consolidated financial statements. Two of our leases that were entered into during 2019 provide the lessee with a purchase option to purchase the leased property at the end of the lease term. The exercise price of any such purchase would approximate fair value at the time the option would be exercised. Our leases generally contain options to extend the lease terms at terms disclosed in the underlying lease.

Concentration of credit risk – As of December 31, 2020, we owned nineteen properties located in Arkansas, California, Connecticut, Illinois, Massachusetts, Ohio, Oklahoma and Pennsylvania. The ability of our tenants to honor the terms of their lease are dependent upon the economic, regulatory, competitive, natural and social factors affecting the community in which that tenant operates.

The following table sets forth the tenants in our portfolio that represented the largest percentage of our total rental revenue for each of the periods presented, including tenant reimbursements:

	For the Year Ended December 31, 2020		For the Period Ended December 31, 2019
	Number of Leases	Percentage of Rental Revenue	Number of Leases	Percentage of Rental Revenue
Columbia Care (1)	5	47%	5	23%
Grassroots (2)	10	25%	—	—%
Pioneer (3)	1	23%	1	77%
PharmaCann (4)	3	5%	—	—%

(1)	One in California, two in Illinois, and two in Massachusetts.
(2)	One property in Arkansas, one property in Connecticut, three properties in Illinois, one property in Ohio, two properties in Oklahoma, and two properties in Pennsylvania
(3)	One property in Pennsylvania.
(4)	Two properties in Massachusetts and one property in Pennsylvania.

We have deposited cash with a financial institution that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2020, and 2019, we had cash accounts in excess of FDIC insured limits. We have not experienced any losses in such accounts.

Income taxes – We believe that we have operated our business so as to qualify to be taxed as a REIT for U.S. federal income tax purposes. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income. Assuming our dividends equal or exceed our taxable net income, we generally will not be required to pay federal corporate income taxes on such income. The income taxes recorded on our consolidated statements of operations represent amounts paid for city and state income and franchise taxes and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Uncertain tax positions – The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its consolidated financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the year and period ended December 31, 2020 and 2019. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Stock based compensation – Stock-based compensation for equity awards is based on the grant date fair value of the equity awards and is recognized over the requisite service period. If awards are forfeited prior to vesting, we reverse any previously recognized expense related to such awards in the period during which the forfeiture occurs and reclassify any non-forfeitable dividends previously paid on these awards from retained earnings to compensation expense. Forfeitures are recognized as incurred.

Recent accounting pronouncements – In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASU”) 2016-02, Leases; in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases — Targeted Improvements; and in December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors. This group of ASUs is collectively referred to as Topic 842. The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The accounting by a lessor under Topic 842 is largely unchanged from current guidance. Under Topic 842, lessors will continue to account for leases as a sales-type, direct-financing, or operating. A lease will be treated as a sale if it is considered to transfer control of the underlying asset to the lessee. A lease will be classified as direct-financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease.

Topic 842 requires accounting for a transaction as a financing in a sale leaseback in certain circumstances, including when the seller-lessee is provided an option to purchase the property from the landlord at the tenant’s option. The Company expects that this provision could change the accounting for these types of leases in the future. Topic 842 also includes the concept of separating lease and non-lease components. Under Topic 842, non-lease components, such as common area maintenance, would be accounted for under Topic 606 and separated from the lease payments. However, the Company expects to elect the lessor practical expedient not to separate these components.

Lessees and lessors may apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective for nonpublic entities beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and has elected not to adopt this ASU early in these consolidated financial statements.

3.	Investment in Real Estate

The Company acquired the following properties during the year ended December 31, 2020 (dollars in thousands):

Tenant	Market	Closing Date	Square Feet*	Price	Costs	Total
Grassroots	Arkansas	January 29, 2020	7,500	$1,965	$27	$1,992	(1)
Grassroots	Connecticut	February 28, 2020	11,181	2,774	33	2,807	(2)
Grassroots	Illinois	January 29, 2020	4,200	964	25	989	(3)
Grassroots	Illinois	January 29, 2020	1,968	541	25	566
Grassroots	Illinois	January 29, 2020	6,100	1,567	26	1,593	(4)
Grassroots	Ohio	February 28, 2020	7,200	3,208	25	3,233	(5)
Grassroots	Oklahoma	January 29, 2020	8,186	2,752	30	2,782	(6)
Grassroots	Oklahoma	February 28, 2020	7,200	2,012	28	2,040	(7)
Grassroots	Pennsylvania	January 29, 2020	1,968	1,753	51	1,804
Grassroots	Pennsylvania	February 28, 2020	3,500	2,112	56	2,168	(8)
PharmaCann	Massachusetts	February 24, 2020	11,706	1,900	15	1,915	(9)
PharmaCann	Massachusetts	February 24, 2020	3,850	1,550	17	1,567	(10)
PharmaCann	Pennsylvania	February 24, 2020	3,481	1,200	24	1,224	(11)
Pioneer	Pennsylvania	February 29, 2020	99,000	475	27	502	(12)

(1)	Inclusive of $800,000 of Construction Funding which has been fully funded.
(2)	Inclusive of $1,000,000 of Construction Funding which has been fully funded.
(3)	Inclusive of $15,000 of Construction Funding which has been fully funded.
(4)	Inclusive of $200,000 of Construction Funding. As of December 31, 2020, $85,000 has not been funded.
(5)	Inclusive of $1,200,000 of Construction Funding which has been fully funded.
(6)	Inclusive of $750,000 of Construction Funding which has been fully funded.
(7)	Inclusive of $85,000 of Construction Funding which has been fully funded.
(8)	Inclusive of $160,000 of Construction Funding which has been fully funded.
(9)	Inclusive of $1,000,000 of Construction Funding which has been fully funded.
(10)	Inclusive of $1,100,000 of Construction Funding. As of December 31, 2020, $800,000 has not been funded.
(11)	Inclusive of 200,000 of Construction Funding which has been fully funded.
(12)	Adjacent parcel to previously purchased property. Pursuant to the agreement, this adjacent parcel was purchased using outstanding Construction Funding.
*	Unaudited

All acquisitions during 2020 and 2019 were for cash consideration.

Lease Amendments

During 2020, we had the following amendments of our lease with Pioneer: In February 2020, we amended our lease in connection with the purchase of the adjacent parcel to our previously purchased property. In August 2020, we amended our lease to increase the Construction Funding by $6.0 million to $21.0 million.

During February 2020, we amended our lease with Columbia Care for the property located in Lowell, Massachusetts to increase the Construction Funding by $3.9 million to $9.5 million. We then amended this lease in August 2020 to decrease the Construction Funding by $1.5 million to $8.0 million.

During May 2020, we amended our lease with Columbia Care for the property located in Aurora, Illinois to increase the Construction Funding by $400,000 to $8.8 million.

In May 2020, we amended our lease with PharmaCann for the property located in Shrewsbury, Massachusetts to increase the Construction Funding by $100,000 to $1.0 million.

Future contractual minimum rent (including base rent, supplemental base rent and property management fees) under the operating leases as of December 31, 2020 for future periods is summarized as follows (dollars in thousands):

Year	Contractual Minimum Rent
2021	$9,453
2022	9,732
2023	9,974
2024	10,221
2025	10,475
Thereafter	89,563

Total	$139,418

4.	Dividends

The following table describes the dividends declared by the Company during the year ended December 31, 2020 paid to holders of Preferred Stock:

Declaration Date	Amount Per Share	Period Covered	Dividend Paid Date	Dividend Amount
				(In thousands)
February 20, 2020	$20.00	October 1, 2019 to December 31, 2019	February 26, 2020	$1,107
May 1, 2020	$20.00	January 1, 2020 to March 31, 2020	May 20, 2020	$1,731
August 4, 2020	$20.00	April 1, 2020 to June 30, 2020	August 14, 2020	$1,745
November 5, 2020	$20.00	July 1, 2020 to September 30, 2020	November 18, 2020	$1,766

5.	Common Stock

The Company is authorized to issue up to 750,000 shares of common stock, par value $0.01 per share. In connection with the sale of Preferred Stock, the Company grants Common Stock, as described below.

To enable us to motivate, attract and retain the services of directors, employees and investors considered essential to our long-term success, the Company grants Common Stock, at no cost, to management and certain founding shareholders upon the sale of Preferred Stock. Common Stock granted in connection with the sale of Preferred Stock will not exceed 50,000 shares in total. The grants issued will be unvested until the first anniversary of such grants, at which time one-twelfth of the Common Stock subject to the grant will vest. On the first day of each calendar quarter thereafter, an additional one-twelfth of such Common Stock shall become vested (such that the entire amount of the grant shall be fully vested by the fourth anniversary of the issuance of such grant). Notwithstanding the foregoing, each issuance of Common Stock will automatically vest upon certain transactions, such as a sale of the Company. For the year ended December 31, 2020 the Company granted 3,793 shares of Common Stock. For the period ended December 31, 2019 the Company granted 25,068 shares of Common Stock.

A summary of the activity of Common Stock grants are as follows:

Restricted Shares
Balance at April 11, 2019 (date of inception)	—
Granted	25,068
Vested	—
Forfeited	—

Balance at December 31, 2019	25,068
Granted	3,793
Vested	(6,407)
Forfeited	—

Balance at December 31, 2020	22,454

As of December 31, 2020 the Company currently has granted 28,861 shares of Common Stock, of which 22,454 remain unvested. The Company has determined that at the time of Common Stock grants during 2020 and 2019, the fair value of such grants were de minimis, therefore no amount has been recorded and no future compensation will be recorded over the vesting term.

6.	Preferred Stock

The Company is authorized to issue up to 750,000 shares of Preferred Stock, par value $0.01 per share of which 300,000 shares of 8% Series A Cumulative Preferred Stock are authorized. As of December 31, 2020, the company has issued 96,786 shares of 8% Series A Cumulative Preferred Stock at $1,000.00 per share and has commitments from investors to purchase another 51,567 shares of 8% Series A Cumulative Preferred Stock at $1,000.00 per share.

The Preferred Stock has liquidation preference and dividend rights, in accordance with the Company’s Articles of Incorporation (“AOI”). The liquidation preference is the initial amount contributed by Preferred Stockholders and was approximately $96.8 million and $55.3 million as of December 31, 2020 and 2019, respectively. Holders of Preferred Stock have equal voting rights of holders of our Common Stock. Upon the closing of an Initial Public Offering, as defined in the Company’s AOI, each share of Series A Preferred Stock will convert to one share of Common Stock. For the year ended December 31, 2020, the Company recorded approximately $7.2 million of dividends to holders of our Preferred Stock of which $1.9 million was recorded as a dividend payable as of December 31, 2020. For the period ended December 31, 2019, the Company recorded approximately $1.2 million of dividends to holders of our Preferred Stock of which $1.1 million was recorded as a dividend payable as of December 31, 2019.

7.	Commitments and Contingencies

Purchase Agreement – On February 3, 2020, we entered into a Purchase and Sale Agreement with PharmaCann to acquire a retail property in Massachusetts for an aggregate purchase price of $1.6 million, including $649,000 of Construction Funding for tenant improvements. On May 29, 2020 we entered into an Amendment to the Purchase and Sale Agreement to lower the Construction Funding for tenant improvements to $549,000.

Tenant Improvement Allowances – As of December 31, 2020, we had approximately $7.8 million of commitments related to tenant improvement allowances, which generally may be requested by the tenants at any time up until a date that is near the expiration of the initial term of the applicable lease.

Litigation – We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters – We follow the policy of monitoring our properties, both targeted acquisition and existing properties, for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liabilities that would have a material adverse effect on our financial condition, results of operations and cash flow, or that we believe would require disclosure or the recording of a loss contingency.

8.	Related Party Transactions

Common Stock Grants – As disclosed in Note 5, we granted a total of 28,861 shares of Common Stock, at no cost to certain of our executive officers, directors and founding shareholders.

Investor – Related Party – An investor-related party (“RP Investor”), is an investor of 8% Preferred Shares in the Company. A portion of the net proceeds from the sale of Preferred Stock were used to reimburse for out-of-pocket expenses RP Investor incurred in connection with the formation of our Company and private placement offering. In addition, we entered into a shared services agreement with RP Investor that provides for certain services to be provided such as accounting, treasury, information technology, marketing, legal and human resources, for an annual fee of approximately $60,000. The CEO of RP Investor serves as our Board Chairman. The Chairman of RP Investor serves on our Investment Committee. The total amount paid to RP Investor for reimbursements and fees was approximately $60,000 and $872,000 for the year and period ended December 31, 2020 and 2019, respectively.

9.	Risks and Uncertainties

COVID-19 – During the year ended December 31, 2020, an outbreak of, COVID-19, the Coronavirus Disease, has caused economic uncertainty from the impact of this pandemic outbreak and its consequences have had negative implications for both the global and US economies. COVID-19 has impacted supply chains and markets and has spread throughout the United States, causing disruption through mandated and voluntary business closings in various industries. While our tenants have been deemed “essential businesses” by the states they operate in and remained open, the long term effect, if any, is not currently determinable as of the date of these consolidated financial statements.

10.	Subsequent Events

The Company evaluated subsequent events through March 11, 2021, the date these consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements, besides those listed below.

Like-Kind Exchange – On January 20, 2021, the Company completed a like-kind exchange with its Grassroots tenant whereby the Company relinquished ownership of, and terminated leases for, properties in Norman (Oklahoma) and Oklahoma City (Oklahoma), exchanging them for ownership of the tenant’s properties in Melrose Park (Illinois) and Minot (North Dakota). The Company and Grassroots entered into long-term, triple-net leases for the Melrose Park and Minot properties and the Company provided $400,000 of Construction Funding for the Melrose Park property at closing.

Private Placement and Issuance of Preferred Stock – During February 2021, the Company called on remaining commitments from existing investors and completed a private placement with existing and new investors. Pursuant to these events, the Company issued an aggregate of 51,567 shares of our 8% Series A Cumulative Preferred Stock at an offering price of $1,000.00 per share for total proceeds of approximately $51.6 million. The offering was completed in reliance upon the exemptions from the registration requirements of the Securities Act provided by Regulation D under the Securities Act.

Agreement of Merger – On March 2, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger”) with GreenAcreage Real Estate Corp. (“GARE”) and GARE’s wholly owned subsidiary, NL Merger Sub, LLC. In connection with the Merger, the Company’s Board of Directors approved a reorganization of NewLake into NLCP Holdings, LLC (“New Holdco”) for the purpose of holding shares received from the combined company in the Merger (the “Reorganization”).

At the time of the Reorganization, each share of NewLake Common and Preferred Stock will automatically convert into the right to receive an equal number and equivalent class of units in New Holdco, with the preferred units in New Holdco having certain preferential rights to the common units of New Holdco, and the holders of NewLake Common and Preferred Stock will become unitholders in New Holdco. The Merger is subject to a number of conditions, including approval from the stockholders of both companies. The Merger is expected to be treated as an asset acquisition where GARE will be the accounting acquiror in accordance with ASC 805.

Lease Amendments – On March 8, 2021, the Company amended our lease with Pioneer. Among the provisions, the amendment increased the Construction Funding for the McKeesport, PA property by an additional $15.5 million to $36.5 million.

Tenant Improvement Allowances – As of March 11, 2021, we had funded approximately $3.3 million of the $7.8 million in remaining tenant improvement allowances committed as of December 31, 2020.

Until     , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as placement agents and with respect to their unsold allotments or subscriptions.

Shares

NewLake Capital Partners, Inc.

Common Stock

PROSPECTUS

Ladenburg Thalmann

Compass Point

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

SEC Registration Fee	$	*
OTCQX Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Other Expenses		*
Total	$	*

*To	be furnished by amendment

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement on Form S-11, we sold/granted unregistered securities to a limited number of persons, as described below:

•	On April 26, 2019, we issued 100 shares of our common stock at a purchase price of $20 per share to our initial stockholder, for aggregate proceeds of $2,000.

•

On August 12, 2019, we issued 7,060,150 shares of our common stock for $20.00 per share, resulting in net proceeds of $131,523,622, after deducting offering expenses. The placement agents for this offering were Ladenburg Thalmann & Co. Inc. and Revere Securities LLC unaffiliated entities, which received a placement agent fee of $6,369,900 in connection with the placement.

•

On December 20, 2019, in order to satisfy the 100-holder REIT requirement under the Code, we issued 125 shares of 12.5% Series A Preferred Stock, with a liquidation preference of $1,000 per share, to certain unaffiliated third parties at a price of $1,000 per share, for net proceeds of $60,600. The placement agent for this offering was REIT Investment Group, LLC, an unaffiliated entity, which received a placement agent fee of $24,400 in connection with the placement.

•

In connection with the Internalization, our operating partnership issued 419,798 OP units valued at $8,395,960, we issued 152,654 shares of our common stock valued at $3,053,080, and we issued 791,790 nonqualified stock options to purchase 791,790 shares of our common stock, valued at $3,863,935.

•

Between December 21, 2020 and February 21, 2021, we issued 2,617,173 shares of our common stock at a purchase price of $21.15 per share, for net proceeds of $55,283,675 after deducting offering expenses. There was no placement agent.

•	On March 17, 2021, in connection with the Merger, we issued warrants to purchase up to 602,392 shares of our common stock, valued at $4,820,480.

•	On March 17, 2021, in connection with the Merger, we issued 7,699,887 shares of our common stock to NLCP Holdings, LLC, valued at $162,852,610

•	Since inception we issued 125,635 restricted stock units, which each represent the right to receive one share of our common stock, to certain of our officers and directors, valued at $2,648,555.

These issuances were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

Subsequent to March 31, 2021, we redeemed the 125 outstanding shares of our Series A Preferred Stock at a redemption price of $1,000 per share, plus accrued but unpaid dividends of $33.33 per share.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of  (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

Our charter obligates us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer; and

•

any individual who, while our director or officer and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of us or a predecessor of us.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(A)    Financial Statements. See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B)    Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37.	Undertakings.

(a)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit	Exhibit Description

1.1*	Form of Placement Agency Agreement

3.1*	Articles of Amendment and Restatement of NewLake Capital Partners, Inc.

3.2*	Amended and Restated Bylaws of NewLake Capital Partners, Inc.

5.1*	Opinion of Venable LLP regarding the validity of the securities being registered

8.1*	Opinion of Hunton Andrews Kurth LLP with respect to tax matters

10.1*	Amended and Restated Agreement of Limited Partnership of NewLake Capital Partners Operating Partnership, LP

10.2*†	Form of 2021 Equity Incentive Plan

10.3*†	Employment Agreement between NewLake Capital Partners, Inc. and David Weinstein

10.4*†	Employment Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio

10.5*†	Employment Agreement between NewLake Capital Partners, Inc. and Fredric Starker

10.6*†	Indemnification Agreement between NewLake Capital Partners, Inc. David Weinstein

10.7*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio

10.8*†	Indemnification Agreement between NewLake Capital Partners, Inc. and David Weinstein

10.9*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Fredric Starker

10.10*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Wilson Pringle

10.11*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Gordon DuGan

10.12*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Alan Carr

10.13*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Mandy Lam

10.14*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Kadens

10.15*†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Martay

10.16*	Amended and Restated Investor Rights Agreement

10.17*	Amended and Restated Registration Rights Agreement

10.18*	Warrant Agreement

10.19*	Form of Nonqualified Stock Option Grant Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Davidson & Company LLP

23.2*	Consent of ACM, LLP

23.3*	Consent of BDO USA LLP

23.4*	Consent of Venable LLP (included in Exhibit 5.1)

23.5*	Consent of Hunton Andrews Kurth LLP (included in Exhibit 8.1)

24.1*	Power of Attorney

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Canaan, Connecticut, on this      day of             , 2021.

NEWLAKE CAPITAL PARTNERS, INC.

By:
David Weinstein Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony Coniglio and David Weinstein, and each of them, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (principal executive officer)	, 2021
David Weinstein

Fredric Starker	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2021

	Chief Investment Officer, President and Director	, 2021
Anthony Coniglio

	Director	, 2021
Gordon DuGan

	Director	, 2021
Alan Carr

	Director	, 2021
Peter Kadens

	Director	, 2021
Mandy Lam

	Director	, 2021
Peter Martay